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TABLE OF CONTENTS

EXHIBIT 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

Dated as of January 28, 2018,

among

KAPSTONE PAPER AND PACKAGING CORPORATION,

WESTROCK COMPANY,

WHISKEY HOLDCO, INC.,

WHISKEY MERGER SUB, INC. and

KOLA MERGER SUB, INC.

i

EXHIBITS
EXHIBIT A	Form of Voting Agreement	71
EXHIBIT B-1	Form of Certificate of Incorporation of the Surviving Company	82
EXHIBIT B-2	Form of Bylaws of the Surviving Company	84
EXHIBIT C	Terms and Conditions of Company Options and Company Restricted Stock Unit Awards	95

 INDEX OF DEFINED TERMS

Acceptable Confidentiality Agreement	72	Company Stock Plans	75
Acquisition Proposal	51	Company Stockholder Approval	17
Action	72	Company Stockholders Meeting	17
Adverse Recommendation Change	49	Confidentiality Agreement	54
Affiliate	72	Continuing Employee	60
Agreement	1	Contract	75
Alternative Acquisition Agreement	72	DGCL	1
Antitrust Laws	72	Dissenting Shares	12
Applicable Law(s)	73	Divestiture Actions	56
Assumed Awards	15	DOJ	75
Book-Entry Share	73	DTC	9
Burdensome Effect	57	Effective Time	3
Business Day	73	Elected Stock Consideration	7
Capitalization Date	17	Election Deadline	8
Cash Consideration	5	Election Form	7
CERCLA	24	End Date	67
Certificate	73	Environmental Law	24
Closing	2	Environmental Permits	24
Closing Date	3	Equity Award Exchange Ratio	13
Closing Parent Stock Price	73	ERISA	75
Code	73	ERISA Affiliate	75
Collective Bargaining Agreement	73	Excess Amount	7
Company	1	Exchange Act	75
Company Assumed Option Award	13	Exchange Agent	8
Company Assumed RSU Award	13	Exchange Fund	8
Company Benefit Plans	29	Exchange Ratio	75
Company Board	1	Excluded Shares	5
Company Book-Entry Share	6	Existing Credit Facility	75
Company Certificate	6	Existing Receivables Facility	75
Company Certificate of Merger	3	FCPA	76
Company Disclosure Letter	15	Final Determination	76
Company ESPP	73	Financing	62
Company Financing Filing	63	Form S-4	52
Company Indemnified Party	58	FTC	76
Company Intended Tax Treatment	2	GAAP	76
Company Material Adverse Effect	73	Governmental Entity	76
Company Merger	1	Hazardous Materials	25
Company Merger Consideration	6	Holdco	1
Company Merger Sub	1	Holdco Common Stock	5
Company Merger Sub Organizational Documents	35	Holdco Organizational Documents	35
Company Option	74	Holdco Securities	40
Company Organizational Documents	74	Holdco Stock Issuance	36
Company Personnel	29	HSR Act	76
Company Preferred Shares	17	Indebtedness	76
Company Recommendation	17	Intellectual Property	76
Company Restricted Stock Unit Award	75	IRS	77
Company SEC Documents	20	Knowledge	77
Company Securities	18	Letter of Transmittal	9
Company Shares	5	Lien	77
Company Stock Award Agreement	18	Mailing Date	7

Material Contract	25	Parent SEC Documents	38
Maximum Amount	58	Parent Securities	37
Maximum Stock Amount	77	Parent Shares	4
Merger Consideration	6	Parent Stock Plans	78
Mergers	1	Parent Surviving Company	2
Multiemployer Plan	29	Permits	78
No Election Share	5	Permitted Liens	79
Non-U.S. Company Benefit Plan	29	Person	79
NYSE	77	Proxy Statement/Prospectus	52
Order	77	Registered IP	23
Parent	1	Regulation S-K	79
Parent Assumed DSU Award	14	Regulation S-X	79
Parent Assumed Option Award	14	Regulatory Laws	79
Parent Assumed RSU Award	14	Release	25
Parent Assumed SAR Award	14	Representatives	47
Parent Board	1	Required Antitrust Approvals	79
Parent Book-Entry Share	6	Required Financial Information	62
Parent Capitalization Date	36	SEC	79
Parent Certificate	7	Securities Act	80
Parent Certificate of Merger	3	SOX	80
Parent Converted Restricted Stock Award	14	Specified Employee	80
Parent Disclosure Letter	34	Specified Person	69
Parent DSUs	36	Stock Consideration	6
Parent ESPP	36	Stock Election	8
Parent Intended Tax Treatment	2	Stock Election Share	5
Parent Material Adverse Effect	77	Subsidiary	80
Parent Merger	1	Superior Proposal	51
Parent Merger Consideration	6	Surviving Company	2
Parent Merger Sub	1	Takeover Laws	55
Parent Merger Sub Organizational Documents	35	Tax Returns	80
Parent Options	36	Taxes	80
Parent Organizational Documents	35	Termination Fee	80
Parent Preferred Stock	36	Transfer	80
Parent Restricted Stock Awards	36	UK Bribery Act	80
Parent Restricted Stock Unit Awards	36	Victory Benefit Plans	28
Parent SARs	36	Voting Agreement	1

v

 AGREEMENT AND PLAN OF MERGER

        THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") dated as of January 28, 2018 is among WESTROCK COMPANY ("Parent"), a Delaware corporation, WHISKEY HOLDCO, INC. ("Holdco"), a Delaware corporation and a wholly-owned subsidiary of Parent, WHISKEY MERGER SUB, INC. ("Parent Merger Sub"), a Delaware corporation and a wholly-owned subsidiary of Holdco, KOLA MERGER SUB, INC. ("Company Merger Sub"), a Delaware corporation and a wholly-owned subsidiary of Holdco, and KAPSTONE PAPER AND PACKAGING CORPORATION (the "Company"), a Delaware corporation.

R E C I T A L S

        WHEREAS the board of directors of Parent (the "Parent Board") has unanimously (i) approved and adopted this Agreement and the transactions contemplated hereby, on the terms and subject to the conditions set forth herein, including the merger of Parent Merger Sub with and into Parent, with Parent surviving such merger (the "Parent Merger") in accordance with Section 251(g) of the Delaware General Corporation Law, as amended (the "DGCL"), (ii) determined that entering into this Agreement is in the best interests of Parent and its stockholders and (iii) declared this Agreement advisable;

        WHEREAS the board of directors of each of Holdco, Parent Merger Sub and Company Merger Sub has unanimously (i) approved and adopted this Agreement and the transactions contemplated hereby, on the terms and subject to the conditions set forth herein, including the Parent Merger and the merger of Company Merger Sub with and into the Company, with the Company surviving such merger (the "Company Merger" and, together with the Parent Merger, the "Mergers"), (ii) determined that the terms of this Agreement are in the best interests of Holdco, Parent Merger Sub and Company Merger Sub, as applicable, and their respective stockholders and (iii) declared this Agreement advisable;

        WHEREAS the board of directors of the Company (the "Company Board") has unanimously (i) approved and adopted this Agreement and the transactions contemplated hereby, on the terms and subject to the conditions set forth herein, including the Company Merger, (ii) determined that the terms of this Agreement are in the best interests of the Company and its stockholders, (iii) declared this Agreement advisable and (iv) subject to Section 5.02, resolved to recommend adoption of this Agreement to the Company's stockholders;

        WHEREAS concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Parent to enter into this Agreement, certain stockholders of the Company named therein have entered into an agreement with Parent substantially in the form attached as Exhibit A (the "Voting Agreement"), pursuant to which, subject to the terms and conditions therein, such Persons have agreed to vote all of their respective Company Shares in favor of, and to otherwise support, the Company Merger and to vote against certain Acquisition Proposals; and

        WHEREAS for United States federal income tax purposes, the Parent Merger is intended to qualify as a transaction described in Section 351 of the Code, a "reorganization" within the meaning of Section 368(a) of the Code or both (the "Parent Intended Tax Treatment"), and the Company Merger, when taken together with the Parent Merger, is intended to qualify as a transaction described in Section 351 of the Code (the "Company Intended Tax Treatment").

        NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

THE MERGERS

        Section 1.01.    The Mergers

          (a)    The Parent Merger.    On the terms and subject to the conditions set forth in this Agreement, at the Effective Time, and in accordance with Section 251(g) of the DGCL, (i) Parent

  Merger Sub shall be merged with and into Parent such that the separate corporate existence of Parent Merger Sub shall thereupon cease, (ii) Parent shall be the surviving company in the Parent Merger (the "Parent Surviving Company") and (iii) the Parent Merger shall have the effects set forth in this Agreement, the Parent Certificate of Merger and the DGCL (including Section 251(g) thereof). As a result of the Parent Merger, the Parent Surviving Company shall become a wholly-owned subsidiary of Holdco.

          (b)    The Company Merger.    On the terms and subject to the conditions set forth in this Agreement, at the Effective Time, (i) Company Merger Sub shall be merged with and into the Company such that the separate corporate existence of Company Merger Sub shall thereupon cease, (ii) the Company shall be the surviving company in the Company Merger (the "Surviving Company") and (iii) the Company Merger shall have the effects set forth in this Agreement, the Company Certificate of Merger and the DGCL. As a result of the Company Merger, the Surviving Company shall become a wholly-owned subsidiary of Holdco.

          (c)   In connection with the Mergers, Holdco shall take such actions as may be necessary to reserve, prior to the Mergers, a sufficient number of shares of Holdco Common Stock to permit the issuance of shares of Holdco Common Stock to the holders of Parent Shares and Company Shares as of the Effective Time in accordance with the terms of this Agreement.

          (d)   This Agreement shall constitute a "plan of merger" with respect to each Merger for purposes of the DGCL.

        Section 1.02.    Closing.     Subject to the satisfaction or (to the extent permitted by Applicable Law) waiver of all of the conditions set forth in ARTICLE VII, the closing of the Mergers (the "Closing") shall take place at the offices of Cravath, Swaine & Moore LLP at 10:00 a.m. New York City time on the third Business Day following the satisfaction or (to the extent permitted by Applicable Law) waiver of all of the conditions set forth in ARTICLE VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Applicable Law) waiver thereof at the Closing), unless another date or place is agreed to in writing by Parent and the Company. The date on which the Closing actually occurs is referred to in this Agreement as the "Closing Date".

        Section 1.03.    Effective Time.     On the terms and subject to the conditions set forth in this Agreement, as soon as practicable following the Closing, Parent and the Company will cause the Mergers to be consummated by (a) causing a certificate of merger (the "Parent Certificate of Merger") in respect of the Parent Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL and (b) causing a certificate of merger (the "Company Certificate of Merger") in respect of the Company Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The Mergers shall become effective at the time on the Closing Date as Parent and the Company shall agree and specify in both the Parent Certificate of Merger and the Company Certificate of Merger (the "Effective Time"), with the Company Merger to become effective immediately following the effective time of the Parent Merger.

        Section 1.04.    Certificate of Incorporation and Bylaws.

          (a)   In accordance with Section 251 of the DGCL, the parties hereto shall take all actions necessary so that the certificate of incorporation and bylaws of Holdco immediately prior to the Effective Time will contain provisions identical to the certificate of incorporation and bylaws of Parent immediately prior to the Effective Time, except as otherwise permitted or required by Section 251(g) of the DGCL. As required by Section 251(g) of the DGCL, Holdco shall amend its certificate of incorporation to change the name of Holdco to "WestRock Company", which amendment shall be effective as of the Effective Time.

          (b)   The parties hereto shall take all actions necessary so that (i) in accordance with Section 251(g) of the DGCL, the certificate of incorporation of the Parent Surviving Company shall be amended and restated in its entirety in connection with the completion of the Parent Merger to read as the certificate of incorporation of Parent immediately prior to the Effective Time, except that the name of the Parent Surviving Company shall be changed to a name to be determined by Parent prior to the Effective Time and a provision shall be added to the certificate of incorporation of the Parent Surviving Company requiring that any act or transaction by or involving the Parent Surviving Company, other than the election or removal of directors, that requires for its adoption under the DGCL or the organizational documents of the Parent Surviving Company the approval of the stockholders of the Parent Surviving Company shall, by specific reference to Section 251(g) of the DGCL, require, in addition, the approval of the stockholders of Holdco (or any successor by merger), by the same vote as is required by the DGCL and/or by the organizational documents of the Parent Surviving Company, and as so amended and restated shall be the certificate of incorporation of the Parent Surviving Company and shall remain in effect from and after the Effective Time until thereafter changed or amended as provided therein or by Applicable Law and (ii) the certificate of incorporation of the Surviving Company shall be amended and restated in its entirety in connection with the completion of the Company Merger to read as set forth in Exhibit B-1 hereto, and as so amended and restated shall be the certificate of incorporation of the Surviving Company until thereafter changed or amended as provided therein or by Applicable Law (in the case of clause (ii), subject to Section 6.04).

          (c)   The parties hereto shall take all actions necessary so that (i) the bylaws of the Parent Surviving Company shall be amended and restated in their entirety in connection with the completion of the Parent Merger to read as the bylaws of Parent immediately prior to the Effective Time, and as so amended and restated shall be the bylaws of the Parent Surviving Company and shall remain in effect from and after the Effective Time until thereafter changed or amended as provided therein or by Applicable Law and (ii) the bylaws of the Surviving Company shall be amended and restated in their entirety in connection with the completion of the Company Merger to read as set forth in Exhibit B-2 hereto, and as so amended and restated shall be the bylaws of the Surviving Company until thereafter changed or amended as provided therein or by Applicable Law (in the case of clause (ii), subject to Section 6.04).

        Section 1.05.    Directors and Officers of Holdco, Parent Surviving Company and Surviving Company.     The directors of Parent Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Parent Surviving Company, and the officers of Parent Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Parent Surviving Company, in each case until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal. The directors of Company Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Company, and the officers of Company Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Company, in each case until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal. In accordance with Section 251(g) of the DGCL, the directors of Parent at the Effective Time shall, from and after the Effective Time, be the directors of Holdco, and the officers of Parent at the Effective Time shall, from and after the Effective Time, be the officers of Holdco, in each case until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal.

 ARTICLE II

EFFECT ON THE CAPITAL STOCK OF THE CONSTITUENT ENTITIES

        Section 2.01.    Effect on Capital Stock.

          (a)    Capital Stock of Parent Merger Sub and Company Merger Sub.

              (i)  At the Effective Time, by virtue of the Parent Merger and without any action on the part of Parent, Holdco, Parent Merger Sub or holders of any shares of common stock, par value $0.01 per share, of Parent ("Parent Shares") or any shares of Holdco Common Stock or capital stock of Parent Merger Sub, each issued and outstanding share of common stock, par value $0.01 per share, of Parent Merger Sub shall be converted into one share of common stock, par value $0.01 per share, of the Parent Surviving Company.

             (ii)  At the Effective Time, by virtue of the Company Merger and without any action on the part of the Company, Holdco, Company Merger Sub or holders of any shares of common stock, par value $0.0001 per share, of the Company ("Company Shares") or any shares of Holdco Common Stock or shares of capital stock of Company Merger Sub, each issued and outstanding share of common stock, par value $0.0001 per share, of Company Merger Sub shall be converted into one share of common stock, par value $0.0001 per share, of the Surviving Company.

          (b)    Cancellation of Treasury Stock; Treatment of Stock Owned by Company Subsidiaries.    At the Effective Time, by virtue of the Mergers and without any action on the part of Parent, Holdco, Parent Merger Sub, Company Merger Sub, the Company or holders of Company Shares or Parent Shares or any shares of Holdco Common Stock or capital stock of Parent Merger Sub or Company Merger Sub:

              (i)  All Company Shares that are owned by the Company as treasury shares shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor. Each Parent Share that is owned by Parent as a treasury share shall be converted into one share of Holdco Common Stock, to be owned by Holdco as a treasury share immediately following the Effective Time.

             (ii)  All Company Shares owned by any direct or indirect wholly owned Subsidiary of the Company shall be automatically converted into the number of shares of common stock of the Surviving Company such that the ownership percentage of any such Subsidiary in the Surviving Company immediately following the Effective Time shall equal the ownership percentage of such Subsidiary in the Company immediately prior to the Effective Time.

          (c)    Conversion of Company Shares.    At the Effective Time, each Company Share issued and outstanding immediately prior to the Effective Time (other than Company Shares to be cancelled or converted in accordance with Section 2.01(b) and Dissenting Shares (such Company Shares, "Excluded Shares")) shall be converted into the right to receive the following consideration, as adjusted pursuant to Section 2.02 and subject to Section 2.04 (including with respect to fractional shares):

              (i)  Each Company Share with respect to which no Stock Election has been validly made (a "No Election Share") will be converted into the right to receive $35.00 in cash, without interest thereon (the "Cash Consideration").

             (ii)  Each Company Share with respect to which a Stock Election has been validly made (a "Stock Election Share") will be converted into the right to receive that portion of a share of common stock, par value $0.01 per share, of Holdco (the "Holdco Common Stock") equal to the Exchange Ratio (the "Stock Consideration" and, together with the Cash Consideration, the "Company Merger Consideration").

          (d)   As of the Effective Time, all Company Shares converted into the Company Merger Consideration pursuant to this Section 2.01 shall no longer be issued and outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate (a "Company Certificate") or person entered as the owner in a book-entry in respect of a share (a "Company Book-Entry Share") that immediately prior to the Effective Time represented outstanding Company Shares (other than Excluded Shares) shall cease to have any rights with respect thereto, except the right to receive (i) the Company Merger Consideration pertaining to the Company Shares represented by such Company Certificate or Company Book-Entry Share upon the surrender or transfer thereof in accordance with Section 2.04 and (ii) any dividends or other distributions as provided in Section 2.04. Notwithstanding any provision of this Agreement to the contrary, if between the date of this Agreement and the Effective Time the issued and outstanding Company Shares shall have been changed into a different number of shares or a different class, by reason of any bonus issue, share dividend, subdivision, reclassification, recapitalization, split, combination, consolidation or exchange of Company Shares, or any similar event shall have occurred, then any number or amount contained herein which is based upon the number of Company Shares will be appropriately adjusted to provide the holders of Company Shares the same economic effect as contemplated by this Agreement prior to such event; provided that with respect to awards or purchase rights outstanding under the Company Stock Plans, any such adjustments shall be made in accordance with the applicable Company Stock Plan. Nothing in this Section 2.01(d) shall be construed to permit the Company or any of its Subsidiaries to take any action that is otherwise prohibited by this Agreement, including pursuant to Section 5.01(a).

          (e)    Conversion of Parent Shares.    At the Effective Time, and without any action on the part of Parent, Holdco, the Parent Surviving Company or the holders of Parent Shares or shares of Holdco Common Stock or the capital stock of the Parent Surviving Company, each Parent Share issued and outstanding immediately prior to the Effective Time (other than Parent Shares to be cancelled or converted in accordance with Section 2.01(b)) shall be converted into one share of Holdco Common Stock (the "Parent Merger Consideration" and, together with the Company Merger Consideration, the "Merger Consideration") as specified in Section 251(g) of the DGCL. All matters pertaining to the conversion of outstanding capital stock, and associated rights, of Parent into capital stock and associated rights of Holdco in the Parent Merger shall be governed by the terms and provisions of this Agreement and Section 251(g) and other applicable provisions of the DGCL.

          (f)    As of the Effective Time, all Parent Shares converted into the Parent Merger Consideration pursuant to this Section 2.01 shall no longer be issued and outstanding and shall automatically be cancelled and shall cease to exist, and each person entered as the owner in a book-entry in respect of a share (a "Parent Book-Entry Share") that immediately prior to the Effective Time represented outstanding Parent Shares (other than Parent Shares converted pursuant to Section 2.01(b)) shall cease to have any rights with respect thereto, except the right to receive (i) the Parent Merger Consideration into which the Parent Shares represented by such Parent Book-Entry Share were converted pursuant to Section 2.01(e) and (ii) any dividends or other distributions as provided in Section 2.04. As of the Effective Time, any certificate (a "Parent Certificate") that immediately prior to the Effective Time represented outstanding Parent Shares (other than Parent Shares converted pursuant to Section 2.01(b)) shall represent the shares of Holdco Common Stock into which such Parent Shares were converted pursuant to Section 2.01(e), as specified in Section 251(g) of the DGCL.

        Section 2.02.    Proration.     Notwithstanding Section 2.01(c):

          (a)   If the product of the aggregate number of Stock Election Shares and the Exchange Ratio (such product being the "Elected Stock Consideration") is greater than the Maximum Stock Amount (such difference being the "Excess Amount"), then:

              (i)  all No Election Shares will be converted into the right to receive the Cash Consideration; and

             (ii)  a portion of the Stock Election Shares (if any) of each holder of Company Shares will be converted into the right to receive the Cash Consideration, with such portion being equal to the product obtained by multiplying (x) the number of Stock Election Shares of such holder by (y) a fraction, the numerator of which is the Excess Amount and the denominator of which is the product obtained by multiplying the aggregate number of Stock Election Shares by the Exchange Ratio, with the remaining portion of such holder's Stock Election Shares (if any) being converted into the right to receive the Stock Consideration.

          (b)   If the Elected Stock Consideration is less than or equal to the Maximum Stock Amount, then:

              (i)  all No Election Shares will be converted into the right to receive the Cash Consideration; and

             (ii)  all Stock Election Shares will be converted into the right to receive the Stock Consideration.

        Section 2.03.    Elections.     Each holder of record of Company Shares issued and outstanding immediately prior to the Election Deadline shall have the right, subject to the limitations set forth in this ARTICLE II, to submit a Stock Election on or prior to the Election Deadline in accordance with the following procedures.

          (a)   Concurrently with the mailing of the Proxy Statement/Prospectus (the "Mailing Date"), the Company shall cause an election form in such form as Parent shall specify and that is reasonably acceptable to the Company (the "Election Form") (and which shall comply with Section 2.03(b)) to be mailed to record holders of Company Shares as of the record date for the Company Stockholders Meeting. The Company shall make available one or more Election Forms as may reasonably be requested from time to time by all persons who become holders of Company Shares during the period following the record date for the Company Stockholders Meeting and prior to 5:00 p.m., New York City time, on the Business Day immediately prior to the Company Stockholders Meeting (the "Election Deadline").

          (b)   Each Election Form shall permit the holder (or the beneficial owner through customary documentation and instructions) of Company Shares to specify the number of such holder's Company Shares with respect to which such holder elects to receive the Stock Consideration (such an election with respect to any Company Shares, a "Stock Election"). Each Stock Election shall be subject to Section 2.02.

          (c)   Any Stock Election made pursuant to this Section 2.03 will have been properly made only if the Exchange Agent will have actually received a properly completed Election Form, in the case of a Stock Election in respect of any Company Shares represented by a Company Certificate, together with the applicable Company Certificate, by the Election Deadline. None of Parent, the Company or the Exchange Agent will be under any obligation to notify any Person of any defect in an Election Form.

          (d)   Parent and the Company shall publicly announce the anticipated Election Deadline at least three Business Days prior to the anticipated Election Deadline. If the Company Stockholders

  Meeting is delayed to a subsequent date, the Election Deadline shall be similarly delayed to a subsequent date, and Parent and the Company shall promptly announce any such delay and, when determined, the rescheduled Election Deadline.

          (e)   Any Election Form may be revoked with respect to all or a portion of the Company Shares subject thereto by the holder who submitted the applicable Election Form by written notice received by the Exchange Agent prior to the Election Deadline. If an Election Form is revoked, the Company Shares as to which such Stock Election previously applied shall be No Election Shares unless a contrary Stock Election is subsequently submitted by the holder prior to the Election Deadline.

        Section 2.04.    Exchange of Shares.

          (a)    Exchange Agent.    No later than five Business Days prior to the mailing of the Proxy Statement/Prospectus, Parent shall appoint an exchange agent reasonably acceptable to the Company (the "Exchange Agent") as agent for the holders of Company Shares in connection with the Company Merger and for the holders of Parent Shares in connection with the Parent Merger, and to receive and hold in trust the Company Merger Consideration to which holders of Company Shares shall become entitled pursuant to Section 2.01(c) and the Parent Merger Consideration to which holders of Parent Shares shall become entitled pursuant to Section 2.01(e). At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, and made available for issuance with the Exchange Agent the shares of Holdco Common Stock and an amount in cash in U.S. dollars sufficient to pay the aggregate Company Merger Consideration for the Company Shares converted into the right to receive the Company Merger Consideration pursuant to Section 2.01(c) and the aggregate Parent Merger Consideration for the Parent Shares converted into the right to receive the Parent Merger Consideration pursuant to Section 2.01(e) (such cash and shares of Holdco Common Stock being hereinafter referred to as the "Exchange Fund"). If for any reason the Exchange Fund is inadequate to pay the aggregate Cash Consideration to which holders of Company Shares shall be entitled under Section 2.01(c), Parent shall promptly deposit, or cause to be deposited, additional cash with the Exchange Agent sufficient to make all payments of the aggregate Cash Consideration, and Parent and the Surviving Company shall in any event be liable for payment thereof. Parent shall make available to the Exchange Agent, for addition to the Exchange Fund, from time to time as needed, cash sufficient to pay cash in lieu of fractional shares in accordance with Section 2.04(l).

          (b)    Letter of Transmittal.    As promptly as reasonably practicable after the Effective Time (and in any event within three Business Days after the Effective Time), Parent shall cause the Exchange Agent to mail to each holder of record of Company Shares that are represented by Company Certificates or Company Book-Entry Shares not held through the Depository Trust Company ("DTC") whose shares are converted into the right to receive the Company Merger Consideration pursuant to Section 2.01 a form of letter of transmittal (the "Letter of Transmittal") advising such holder of the effectiveness of the Company Merger and the conversion of its Company Shares into the right to receive the Company Merger Consideration (and which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates (with respect to Company Shares that are represented by Company Certificates) shall pass, only upon delivery of the Company Certificates (or affidavits of loss in lieu thereof as provided in Section 2.04(j)) to the Exchange Agent, shall be in such form and have such other provisions as Parent may specify, subject to the Company's reasonable approval, and shall be prepared prior to the Closing), together with instructions thereto. With respect to Book-Entry Shares held through DTC, Parent and the Company shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominee as soon as reasonably practicable on or after the Closing Date, upon surrender of Company Shares or the conversion of Parent Shares pursuant to Section 2.01(e), in each case held of record by DTC or its nominees in accordance with DTC's customary surrender or conversion procedures, the applicable Merger Consideration and any dividends or distributions, in each case, to which the beneficial owners thereof are entitled pursuant to this ARTICLE II.

          (c)    Company Merger Consideration Received in Connection with Exchange.    Upon (i) the surrender of Company Shares represented by a Company Certificate by physical surrender of such Company Certificate (or affidavit of loss in lieu of a Company Certificate, as provided in Section 2.04(j)) to the Exchange Agent in accordance with the Letter of Transmittal and accompanying instructions, (ii) the transfer of Company Shares that are Book-Entry Shares not held through DTC in accordance with the terms of the Letter of Transmittal and accompanying instructions or (iii) the transfer of Company Shares that are Book-Entry Shares held through DTC, including by delivery of an "agent's message", in accordance with DTC's customary procedures and such other procedures as agreed by Parent, the Company, the Exchange Agent and DTC, the holder of such Company Shares shall be entitled to receive in exchange therefor (x) the number of shares of Holdco Common Stock representing, in the aggregate, the whole number of shares of Holdco Common Stock, if any, that such holder has the right to receive pursuant to Section 2.01(c) and (y) the amount, if any, that such holder has the right to receive in cash pursuant to this ARTICLE II, including cash payable in lieu of fractional shares and dividends and other distributions payable pursuant to this Section 2.04. In the event of a transfer of ownership of Company Shares that are not registered in the transfer records of the Company, the applicable Company Merger Consideration may be issued to a transferee if (1) in the case of Company Book-Entry Shares, written instructions authorizing the transfer of the Company Book-Entry Shares are presented to the Exchange Agent, (2) in the case of Company Shares represented by Company Certificates, the Company Certificates formerly representing such Company Shares are surrendered to the Exchange Agent, and (3) the written instructions, in the case of clause (1), and the Company Certificates, in the case of clause (2) are accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by this Section 2.04(c), each Company Share, and any Company Certificate with respect thereto, shall be deemed at any time from and after the Effective Time to represent only the right to receive upon such surrender the Company Merger Consideration that the holders of Company Shares are entitled to receive in respect of such shares pursuant to Section 2.01(c). No interest shall be paid or shall accrue on the cash payable upon surrender of any Company Certificate or Company Book-Entry Share.

          (d)    Treatment of Unexchanged Shares.    Except as provided in Section 2.04(j), no cash payment with respect to the Company Merger Consideration shall be paid to the holder of any unsurrendered Company Certificate or Company Book-Entry Share until the surrender of such Company Certificate or Company Book-Entry Share in accordance with this ARTICLE II.

          (e)    No Further Ownership Rights in Company Shares and Parent Shares.    From and after the Effective Time, the holders of Company Shares or Parent Shares outstanding immediately prior to the Effective Time will cease to have any rights with respect to such Company Shares or Parent Shares. From and after the Effective Time, there shall be no further registration of transfers of Company Shares or Parent Shares. If, after the Effective Time, any Company Certificates, Company Book-Entry Shares or Parent Book-Entry Shares are presented to Holdco, the Parent Surviving Company, the Surviving Company or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this ARTICLE II, subject to satisfaction of the terms, conditions and requirements set forth in Section 2.04(c). Notwithstanding anything to the contrary contained in this Agreement, the Surviving Company is obligated to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by the Company on Company Shares in accordance with this Agreement prior to the Effective Time and which remain unpaid at the Effective Time, and the Parent Surviving Company is obligated to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by Parent on Parent Shares in accordance with this Agreement prior to the Effective Time and which remain unpaid at the Effective Time.

          (f)    Termination of Exchange Fund.    Any portion of the Exchange Fund (including any interest received with respect thereto) that remains undistributed to the holders of Company Shares one year after the Effective Time shall be delivered to Holdco, and any holder of Company Shares (other than Excluded Shares) who has not theretofore complied with this ARTICLE II shall thereafter look only to Holdco for payment of its claim for the Company Merger Consideration.

          (g)    No Liability.    None of the Company, Parent, Holdco, Parent Merger Sub, Company Merger Sub, the Parent Surviving Company, the Surviving Company or the Exchange Agent shall be liable to any Person in respect of any portion of the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. Any portion of the Exchange Fund which remains undistributed to the holders of Company Shares or Parent Shares for two years after the Effective Time (or immediately prior to such earlier date on which such portion of the Exchange Fund would otherwise escheat to, or become the property of, any Governmental Entity), shall, to the extent permitted by Applicable Law, become the property of Holdco, free and clear of all claims or interests of any Person previously entitled thereto.

          (h)    Investment of Exchange Fund.    The Exchange Agent shall invest the cash in the Exchange Fund as directed by Parent in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody's Investors Service, Inc. or Standard and Poor's Ratings Services or (iv) certificates of deposit, bank repurchase agreements or banker's acceptances of commercial banks with capital exceeding $5 billion. Any interest and other income resulting from such investments shall be paid to Holdco. No investment losses resulting from investment of the Exchange Fund shall diminish the rights of any stockholder of the Company or Parent to receive the applicable Merger Consideration or any other payment as provided herein and following any such losses Parent shall promptly provide additional funds to the Exchange Agent for the benefit of the holders of Company Shares in the amount of any such losses to the extent that the amount then in the Exchange Fund is insufficient to pay the cash portion of the Merger Consideration.

          (i)    Withholding Rights.    Each of Holdco, Company Merger Sub, Parent Merger Sub, Parent, the Company and the Exchange Agent (without duplication) shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Parent Shares, Company Shares, Company Options or Company Restricted Stock Unit Awards pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under Applicable Law with respect to Taxes. Amounts so withheld and timely paid over to the appropriate Governmental Entity shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

          (j)    Lost, Stolen or Destroyed Certificates.    If any Company Certificate representing Company Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed and, if required by Holdco or the Exchange Agent, the posting by such Person of a bond, in such reasonable and customary amount as Holdco or the Exchange Agent, as applicable, may direct, as indemnity against any claim that may be made against it with respect to such Company Certificate, the Exchange Agent shall, in exchange for such lost, stolen or destroyed Certificate, issue the applicable Company Merger Consideration and any dividends or distributions, in each case that would be payable or deliverable in respect thereof pursuant to this ARTICLE II had such lost, stolen or destroyed Company Certificate been surrendered.

          (k)    Dividends on Holdco Common Stock.    No dividends or other distributions with respect to shares of Holdco Common Stock issued in the Holdco Stock Issuance will be paid to the holder of any unsurrendered Company Share until such time as the Company Certificate (or affidavit of loss in lieu thereof) is surrendered or the Company Book-Entry Share is transferred for exchange, in each case as provided in this Section 2.04. Following such surrender, subject to the effect of escheat, Tax or other Applicable Laws, there will be paid, without interest, to the record holder of the shares of Holdco Common Stock, if any, issued in exchange therefor (i) at the time of such surrender, all dividends and other distributions payable in respect of any such shares of Holdco Common Stock with a record date after the Effective Time and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such shares of Holdco Common Stock with a record date after the Effective Time but with a payment date subsequent to such surrender. For purposes of dividends or other distributions with respect to shares of Holdco Common Stock, all shares of Holdco Common Stock to be issued in the Holdco Stock Issuance will be entitled to dividends pursuant to the immediately preceding sentence as if issued and outstanding as of the Effective Time.

          (l)    Fractional Shares.    Notwithstanding anything to the contrary contained herein, each holder of Company Shares converted pursuant to Section 2.01(c) who would otherwise have been entitled to receive a fraction of a share of Holdco Common Stock shall receive, in lieu of such fractional share, a cash payment, without interest thereon, equal to the product of (A) such fraction and (B) the Closing Parent Stock Price.

        Section 2.05.    Shares of Dissenting Holders.     Notwithstanding any provision of this Agreement to the contrary, Company Shares which are issued and outstanding immediately prior to the Effective Time and which are held by holders of such Company Shares who have properly exercised appraisal rights with respect thereto ("Dissenting Shares") in accordance with Section 262 of the DGCL, will not be converted into the right to receive the Company Merger Consideration, and holders of such Dissenting Shares will be entitled to receive in lieu of the Company Merger Consideration payment of the fair value of such Dissenting Shares determined in accordance with the provisions of Section 262 of the DGCL unless and until such holders fail to perfect or effectively withdraw or otherwise lose their rights to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such right, such Dissenting Shares will thereupon be treated automatically as if they had been converted into and have become exchangeable for, at the Effective Time, the right to receive solely the Cash Consideration, without any interest thereon. Notwithstanding anything to the contrary contained in this Section 2.05, if this Agreement is terminated prior to the Effective Time, then the right of any holder to be paid the fair value of such holder's Dissenting Shares pursuant to Section 262 of the DGCL will cease. The Company will give Parent (i) prompt notice of any written demands received by the Company for appraisal of Dissenting Shares, withdrawals of such demands and any other instruments served pursuant to the DGCL which are received by the Company relating to such holder's rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company will not, except with the prior written consent of Parent, make any payment with respect to any demand for appraisal or settle or offer to settle any such demand, and Parent will not commit to make any such payment or enter into any such settlement prior to the Effective Time without the prior written consent of the Company.

        Section 2.06.    Treatment of Equity Awards; ESPPs.

          (a)   Prior to the Effective Time, the Company Board (or, if appropriate, any committee administering any of the Company Stock Plans, the Company Options and the Company Restricted Stock Unit Awards) will take all actions as it deems necessary or appropriate to give effect to this Section 2.06(a) to provide that immediately prior to the Effective Time the Company Options and

  Company Restricted Stock Unit Awards are amended to incorporate the terms and conditions described in Exhibit C and that:

              (i)  Each Company Restricted Stock Unit Award that is then outstanding shall be assumed by Holdco and converted into an award of restricted stock units (each, a "Company Assumed RSU Award") with respect to a number of shares of Holdco Common Stock, equal to (i) the number of Company Shares subject to such Company Restricted Stock Unit Award as of immediately prior to the Effective Time, multiplied by (ii) the Equity Award Exchange Ratio (as defined below), rounded to the nearest whole share, on the same terms and conditions as were applicable to such Company Restricted Stock Unit Award as of immediately prior to the Effective Time (including any rights in respect of dividend equivalents, if any, that were accrued but unpaid as of immediately prior to the Effective Time). For purposes of this Agreement, "Equity Award Exchange Ratio" means a fraction, the numerator of which is the Cash Consideration and the denominator of which is the average of the volume weighted average price per Parent Share on the NYSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) on each of the five consecutive trading days ending with the second complete trading day immediately prior to the Closing Date.

             (ii)  Each Company Option that is then outstanding, whether or not vested, shall be assumed by Holdco and converted into an award of options to acquire, on the same terms and conditions as were applicable to such Company Option as of immediately prior to the Effective Time, a number of shares of Holdco Common Stock equal to (rounded down to the nearest whole share) (i) the number of Company Shares subject to such Company Option as of immediately prior to the Effective Time, multiplied by (ii) the Equity Award Exchange Ratio, at an exercise price per share of Holdco Common Stock equal to (rounded up to the nearest whole cent) (A) the exercise price of such Company Option divided by (B) the Equity Award Exchange Ratio (each, a "Company Assumed Option Award").

          (b)   Prior to the Effective Time, the Company Board (or, if appropriate, any committee administering the Company ESPP) shall take all actions as it deems necessary or appropriate to ensure that (i) no offering period under the Company ESPP shall be commenced on or after the date of this Agreement, (ii) on or after the date of this Agreement, no new participants may join the Company ESPP during the offering period in existence under the Company ESPP as of the date of this Agreement, (iii) no participant may increase the amount of his or her salary deferrals with respect to such offering period and (iv) the Company ESPP shall terminate on the earlier of (A) immediately following the purchase date for the offering period in effect as of the date of this Agreement and (B) two Business Days prior to the Effective Time, in which case all participant contributions then in the Company ESPP shall be used to purchase Company Shares on such date in accordance with the terms of the Company ESPP as if such date was the last day of such offering period and such Company Shares shall be No Election Shares.

          (c)   Prior to the Effective Time, the Parent Board (or, if appropriate, any committee administering any of the Parent Stock Plans, the Parent Options, the Parent SARs, Parent Restricted Stock Awards and the Parent Restricted Stock Unit Awards) will take all actions as it deems necessary or appropriate to give effect to this Section 2.06(c) to provide that immediately prior to the Effective Time:

              (i)  Each Parent Restricted Stock Unit Award that is then outstanding shall be assumed by Holdco and converted into an award of restricted stock units (each, a "Parent Assumed RSU Award") with respect to a number of shares of Holdco Common Stock, equal to the number of Parent Shares subject to such Parent Restricted Stock Unit Award as of immediately prior to the Effective Time, on the same terms and conditions as were applicable to such Parent Restricted Stock Unit Award as of immediately prior to the Effective Time (including any rights in respect of dividend equivalents, if any, that were accrued but unpaid as of immediately prior to the Effective Time).

             (ii)  Each Parent Share that is subject to a Parent Restricted Stock Award that is then outstanding shall be converted into a share of Holdco Common Stock in accordance with Section 2.01(e) (each, a "Parent Converted Restricted Stock Award"), but will otherwise remain subject to the same terms and conditions as were applicable to such Parent Restricted Stock Award as of immediately prior to the Effective Time (including any rights in respect of dividends, if any, that are accrued but unpaid as of immediately prior to the Effective Time).

            (iii)  Each Parent Option that is then outstanding, whether or not vested, shall be assumed by Holdco and converted into an award of options to acquire, on the same terms and conditions as were applicable to such Parent Option as of immediately prior to the Effective Time, a number of shares of Holdco Common Stock equal to the number of Parent Shares subject to such Parent Option as of immediately prior to the Effective Time, at an exercise price per share of Holdco Common Stock equal to the exercise price of such Parent Option (each, a "Parent Assumed Option Award").

            (iv)  Each Parent SAR that is then outstanding, whether or not vested, shall be assumed by Holdco and converted into an award of stock appreciation rights, on the same terms and conditions as were applicable to such Parent SAR as of immediately prior to the Effective Time, corresponding to a number of shares of Holdco Common Stock equal to the number of Parent Shares corresponding to such Parent SAR as of immediately prior to the Effective Time, at a base price per share of Holdco Common Stock equal to the base price of such Parent SAR (each, a "Parent Assumed SAR Award").

             (v)  Each Parent DSU Award that is then outstanding, whether or not vested, shall be assumed by Holdco and converted into an award of director stock units (each, a "Parent Assumed DSU Award") with respect to a number of shares of Holdco Common Stock equal to the number of Parent Shares subject to such Parent DSU Award as of immediately prior to the Effective Time, on the same terms and conditions as were applicable to such Parent DSU Award as of immediately prior to the Effective Time (including in respect of dividend equivalents, if any, that were accrued but unpaid as of immediately prior to the Effective Time).

          (d)   Prior to the Effective Time, the Parent Board (or, if appropriate, any committee administering the Parent ESPP) shall take all actions as it deems necessary or appropriate to ensure that (i) the Parent ESPP shall be assumed by Holdco (with appropriate adjustments to the terms of the Parent ESPP, including the securities issuable thereunder) and (ii) each outstanding purchase right under the Parent ESPP shall be assumed by Holdco and converted into a purchase right to acquire, on the same terms and conditions as were applicable to such purchase right as of immediately prior to the Effective Time, a number of shares of Holdco Common Stock determined in accordance with the terms of the assumed Parent ESPP (such converted purchase rights, collectively with the Parent Assumed RSU Awards, the Parent Assumed Option Awards, the Parent Assumed SAR Awards, the Parent Assumed DSU Awards, the Company Assumed RSU Awards and the Company Assumed Option Awards, the "Assumed Awards").

          (e)   Prior to the Effective Time, Holdco shall take all corporate action necessary to (i) reserve for issuance a sufficient number of shares of Holdco Common Stock for issuance with respect to the Assumed Awards and the Parent Converted Restricted Stock Awards and (ii) cause the registration of the shares of Holdco Common Stock issuable with respect to the Assumed Awards and the Parent Converted Restricted Stock Awards to become effective as part of a registration statement on Form S-8, Form S-4 or Form S-3 as the case may be, or any successor or other appropriate forms, and, thereafter, Holdco shall deliver to holders of Assumed Awards and Parent Converted Restricted Stock Awards any applicable prospectus and shall maintain the effectiveness of such registration statement, including the current status of any related prospectus, for so long as the Assumed Awards or Parent Converted Restricted Stock Awards, as applicable, remain outstanding.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        The Company represents and warrants to Parent, Holdco, Parent Merger Sub and Company Merger Sub that, except (i) as disclosed in the Company SEC Documents filed with, or furnished to, the SEC after January 1, 2016 and publicly available at least two Business Days prior to the date of this Agreement (excluding any disclosures in any risk factors section, in any section related to forward-looking statements and other disclosures that are predictive or forward-looking in nature); provided, however, that (A) in no event shall any disclosure in any Company SEC Documents apply to or qualify any representation or warranty in Section 3.03 and (B) any matter set forth in a Company SEC Document shall be deemed to apply to and qualify any representation or warranty in this ARTICLE III only to the extent that it is reasonably apparent that the description of such matter in such Company SEC Document is relevant to the topic of such representation or warranty; or (ii) as disclosed in the disclosure letter delivered by the Company to Parent at or before the execution and delivery of this Agreement (the "Company Disclosure Letter") (it being understood that any information set forth in one section or subsection of the Company Disclosure Letter shall be deemed to apply to and qualify the section or subsection of this ARTICLE III to which it corresponds and each other section or subsection of this ARTICLE III only to the extent that it is reasonably apparent that such information is relevant to such other section or subsection):

        Section 3.01.    Qualification, Organization, Subsidiaries, etc.

          (a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate power and authority necessary to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to be in good standing or to have such power and authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company's Subsidiaries is a legal entity duly organized, validly existing and, to the extent legally applicable, in good standing under the Applicable Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to be in good standing or to have such power or authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified or licensed to do business and is in good standing (where such concept is recognized under Applicable Law) in each jurisdiction in which the properties and assets owned, leased or operated by it or the nature of the business conducted by it makes such qualification, licensing or good standing necessary, except where the failure to be so qualified, licensed and in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has made available to Parent prior to the date of this Agreement a true, correct and complete copy of the certificate of incorporation and bylaws of the Company in effect as of the date of this Agreement.

          (b)   A true, correct and complete list of all the Subsidiaries of the Company, identifying the name, jurisdiction of incorporation or organization, and type of entity of each such Subsidiary, is set forth on Section 3.01 of the Company Disclosure Letter. Except for the capital stock and voting securities of, and other equity interests in, the Company's Subsidiaries set forth on Section 3.01 of the Company Disclosure Letter, neither the Company nor any Subsidiary of the Company owns, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity. All the outstanding shares of capital stock or voting securities of, or other equity interests in, each of the Company's Subsidiaries have been validly issued and are owned by the Company, by another Subsidiary of the Company or by the Company and another Subsidiary of the Company, free and clear of all Liens (other than Permitted Liens) and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests), except for restrictions imposed by applicable securities laws.

        Section 3.02.    Authority; Execution and Delivery; Enforceability.     The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Company Merger and the other transactions contemplated by this Agreement, subject, in the case of the Company Merger, to the receipt of the affirmative vote of holders of a majority of the issued and outstanding Company Shares (the "Company Stockholders Meeting") entitled to vote thereon (the "Company Stockholder Approval"). The Company Board has (i) approved and adopted this Agreement and the transactions contemplated hereby, on the terms and subject to the conditions set forth herein, including the Company Merger, (ii) determined that the terms of this Agreement are in the best interests of the Company and its stockholders, (iii) declared this Agreement advisable and (iv) subject to Section 5.02, resolved to recommend adoption of this Agreement to the Company's stockholders (the "Company Recommendation"). As of the date of this Agreement, such approvals, determinations, declarations and resolutions are valid and have not been amended or withdrawn. Except for the Company Stockholder Approval at the Company Stockholders Meeting, or any adjournment or postponement thereof, no other corporate proceedings on the part of the Company are necessary to authorize or adopt this Agreement or to consummate the Mergers and the other transactions contemplated by this Agreement (except for the filing of the Company Certificate of Merger and the Parent Certificate of Merger with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL). The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent, Holdco, Parent Merger Sub and Company Merger Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and by general principles of equity.

        Section 3.03.    Capital Structure.

          (a)   The authorized share capital of the Company consists of 175,000,000 Company Shares and 1,000,000 shares of preferred stock, par value $0.0001 per share ("Company Preferred Shares"). At the close of business on January 26, 2018 (the "Capitalization Date"), (i) 97,138,740 Company Shares were issued and outstanding, (ii) 40,000 Company Shares were held in the Company's treasury, (iii) 5,791,507 Company Shares were reserved and available for issuance or issued and outstanding pursuant to the Company Stock Plans, of which 4,928,581 Company Shares were potentially issuable upon the exercise of Company Options and 862,926 Company Shares were potentially issuable upon the vesting or settlement of Company Restricted Stock Unit Awards (including any Company Restricted Stock Unit Awards the settlement of which has been deferred), and (iv) no Company Preferred Shares were issued and outstanding. The number of Company Shares that could be acquired with accumulated payroll deductions under the Company ESPP at the close of business on the purchase date for the offering period in effect as of the date of this Agreement (assuming (A) the market price of a Company Share as of the close of business on such date is equal to the Cash Consideration, (B) such date represents the last day of the current offering period and (C) payroll deductions continue at the current rate) does not exceed 716,876 Company Shares.

          (b)   Except as set forth in Section 3.03(a), as of the Capitalization Date, there were (i) no outstanding shares of, or other equity or voting interests in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of, or other equity or voting interests in, the Company, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from the Company or any Subsidiary of the Company, or that obligate the Company or any Subsidiary of the Company to issue, any shares of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of, or other equity or voting interests in, the Company, (iv) no obligations of the Company or any of its Subsidiaries to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any shares of, or other equity or voting interests in, the Company and (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any of the foregoing or dividends paid thereon (the items described in clauses (i), (ii), (iii), (iv) and (v) being referred to collectively as "Company Securities"). There are no outstanding agreements of any kind that obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities (except pursuant to the acquisition by the Company of Company Shares for purposes of satisfying Tax withholding obligations or the payment of any exercise price with respect to holders of Company Options and Company Restricted Stock Unit Awards), or obligate the Company or any Subsidiary of the Company to grant, extend or enter into any such agreements relating to any Company Securities, including any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Company Securities. There are no bonds, debentures, notes or other Indebtedness of the Company or its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Shares may vote. Neither the Company nor any of its Subsidiaries is a party to any stockholders' agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Company Securities or any other agreement relating to the disposition, voting or dividends with respect to any Company Securities. All issued and outstanding Company Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Since the Capitalization Date through the date hereof, neither the Company nor any of its Subsidiaries has (A) issued any Company Securities, other than pursuant to Company Options and Company Restricted Stock Unit Awards that were outstanding as of the Capitalization Date or (B) established a record date for, declared, set aside for payment or paid any dividend on, or made any other distribution in respect of, any Company Securities.

          (c)   The Company Shares constitute the only issued and outstanding class of securities of the Company or its Subsidiaries registered under the Exchange Act.

          (d)   All outstanding Company Options and Company Restricted Stock Unit Awards are evidenced by individual written award agreements (each, a "Company Stock Award Agreement") substantially similar to the form relating to the applicable jurisdiction, true, correct and complete copies of which have been made available to Parent prior to the date hereof, and no Company Stock Award Agreement contains terms that are different in any material respect from the terms contained in any such form.

          (e)   No Subsidiary of the Company owns any Company Shares.

        Section 3.04.    Governmental Authorization; Non-contravention.

          (a)   The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Entity other than (i) the filing of the Parent Certificate of Merger and the Company Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL, (ii) filings required under, and compliance with other applicable requirements of, the HSR Act and any other applicable Regulatory Law as set forth on Section 3.04 of the Company Disclosure Letter (including the expiration or termination of the applicable waiting periods under the HSR Act and the other anti-trust notification and approvals required under non-U.S. jurisdictions, as set forth on Section 3.04 of the Company Disclosure Letter), (iii) compliance with any applicable requirements of the Securities Act, the Exchange Act (including the filing with the SEC of the Proxy Statement/Prospectus and the Form S-4), and any other applicable U.S. state or federal securities laws, (iv) any filings required under the rules and regulations of the NYSE and (v) consents, approvals, Orders, authorizations, registrations, declarations and filings the failure of which to be obtained, made or given, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect and would not reasonably be expected to prevent or materially delay or adversely affect the consummation of the Mergers.

          (b)   The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the Company Organizational Documents, (ii) assuming compliance with the matters referred to in Section 3.04(a) and receipt of the Company Stockholder Approval, contravene, conflict with or result in any violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 3.04(a) and receipt of the Company Stockholder Approval, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any Contract binding upon the Company or any of its Subsidiaries or any governmental licenses, authorizations, Permits, consents (including consents required by Contract), approvals, variances, exemptions or Orders affecting, or relating in any way to, the assets or business of the Company and its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, with such exceptions, in the case of each of clauses (ii) through (iv), as, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect and would not reasonably be expected to prevent or materially delay or adversely affect the consummation of the Mergers.

        Section 3.05.    Company SEC Documents.

          (a)   The Company has filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses and other documents required to be filed with or furnished to the SEC by the Company since January 1, 2016, together with any exhibits and schedules thereto and other information incorporated therein (collectively, together with any documents filed with the SEC during such period by the Company on a voluntary basis on a Current Report on Form 8-K, the "Company SEC Documents"). As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), the Company SEC Documents complied as to form in all material respects with the requirements of SOX, the Securities Act or the Exchange Act, as the case may be, and the published rules and regulations of the SEC, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates (and, if amended, as of the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

          (b)   The consolidated financial statements of the Company (including the related notes) included or incorporated by reference in the Company SEC Documents complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, had been prepared in all material respects in accordance with GAAP (except, in the case of unaudited consolidated financial statements, as permitted by rules and regulations of the SEC) applied on a consistent basis during the periods involved (except (i) as may be indicated in the notes thereto or (ii) as permitted by Regulation S-X) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited consolidated financial statements, to normal year-end adjustments).

          (c)   The Company has designed and maintains a system of internal controls over financial reporting and accounting (including "internal control over financial reporting" as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurances (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes, (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (iii) that transactions are executed only in accordance with the authorization of management and directors of the Company and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company's properties or assets that could have a material effect on the Company's financial statements. The Company has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are sufficient to provide reasonable assurance that material information (both financial and non-financial) that is required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and is accumulated and made known to its principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

          (d)   Each of the chief executive officer of the Company and the chief financial officer of the Company (or each former chief executive officer of the Company and each former chief financial officer of the Company, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Company SEC Documents. Since January 1, 2016, none of the Company or any of the Company's Subsidiaries has outstanding, or has arranged any outstanding, "extensions of credit" to directors or executive officers within the meaning of Section 402 of SOX.

          (e)   Since January 1, 2016, none of the Company, the Company's independent accountants, the Company Board or the audit committee of the Company Board has received any oral or written notification of any (x) "significant deficiency" in the internal controls over financial reporting of the Company, (y) "material weakness" in the internal controls over financial reporting of the Company or (z) fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the internal controls over financial reporting of the Company.

          (f)    Neither the Company nor any of the Company's Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of the Company's Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any "off-balance sheet arrangements" (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of the Company's Subsidiaries in the Company's or such Company Subsidiary's published financial statements or the other Company SEC Documents.

        Section 3.06.    Absence of Certain Changes or Events.

          (a)   Since September 30, 2017, there have not been any changes, effects, events, occurrences or developments that, individually or in the aggregate (i) have had or would reasonably be expected to have a Company Material Adverse Effect or (ii) to the date hereof, would reasonably be expected to prevent or materially delay or adversely affect the Company's ability to consummate the Mergers;

          (b)   From September 30, 2017 to the date of this Agreement, the business of the Company and the Company's Subsidiaries has been conducted in all material respects in the ordinary course of business consistent with past practice; and

          (c)   From September 30, 2017 to the date of this Agreement, neither the Company nor any of its Subsidiaries have taken, or committed or agreed to take, any actions that would have been prohibited pursuant to clauses (i), (iii), (vii), (xii), (xvi) or (xx) (solely, in the case of clause (xix), to the extent related to the foregoing clauses listed in this Section 3.06(c) and clause (ii) of Section 5.01(a)) of Section 5.01(a) if such covenants had been in effect as of September 30, 2017.

        Section 3.07.    No Undisclosed Liabilities.     Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except liabilities or obligations (i) reflected or reserved against in the most recent audited balance sheet (including the notes thereto) of the Company and its Subsidiaries included in the Company SEC Documents filed prior to the date hereof, (ii) incurred after September 30, 2017, in the ordinary course of business consistent with past practice, (iii) expressly permitted by this Agreement or (iv) as, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

        Section 3.08.    Absence of Litigation.     As of the date hereof, there are no Actions pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, or any Order to which the Company or any of its Subsidiaries is subject, except, in each case, for those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect and would not reasonably be expected to prevent or materially delay or adversely affect the Company's ability to consummate the Mergers or any of the other transactions contemplated by this Agreement or comply with its obligations under this Agreement.

        Section 3.09.    Compliance with Applicable Laws; Permits; FCPA.

          (a)   Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries are, and since January 1, 2016 have been, in compliance with all Applicable Laws, Orders and Permits applicable to the Company and its Subsidiaries, and (ii) there are no, and since January 1, 2016, there have been no, Actions pending or, to the Knowledge of the Company, threatened alleging that the Company or a Subsidiary of the Company is not in compliance with any Applicable Law, Order or Permit or which challenges or questions the validity of any rights of the Company or any Subsidiary of the Company with respect to any Permit. The Company and each of its Subsidiaries hold all Permits necessary for the lawful conduct of their respective businesses, except where the failure to hold a Permit, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Without limiting the generality of the foregoing, except for matters that, individually or in the aggregate have not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries, and their respective directors, officers, managers and employees, since January 1, 2013 through the date hereof have complied with all Antitrust Laws.

          (b)   Without limiting the generality of Section 3.09(a), except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, since January 1, 2013: (i) the Company and its Subsidiaries, and their respective directors, officers, managers and employees, have complied with the FCPA, the UK Bribery Act and all other applicable foreign and domestic anticorruption or antibribery laws, (ii) the Company and its Subsidiaries have developed, implemented and maintained a compliance program, which includes corporate policies, training and procedures, designed to ensure compliance with the FCPA, the UK Bribery Act and all other anticorruption and antibribery laws in effect in the jurisdictions in which the Company and its Subsidiaries operate, and (iii) neither the Company nor any of its Subsidiaries, directors, or officers nor, to the Knowledge of the Company, any of its managers, employees, agents, intermediaries or other representatives acting on its behalf have directly or indirectly (A) made any unlawful contributions, gifts or entertainment expenditures, incurred any other unlawful expenses or made any unlawful provision of any item of value relating to political activity, (B) offered, promised, paid or delivered any fee, commission, sum of money or item of value, however characterized, to any officer, official or employee, or any finder, agent, intermediary or other party acting on behalf of an officer, official or employee, of any government, state-owned or political agency, department, enterprise or instrumentality, in the United States or any other country, for the purpose of illegally influencing such officer, official or employee or that was otherwise illegal under any Applicable Law, (C) made any payment to any customer or supplier, or to any officer, director, joint venture partner, employee, agent or intermediary of any such customer or supplier, for the unlawful sharing of fees or unlawful rebating of charges, (D) taken any action or made any omission in violation of any Applicable Law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering or compliance with unsanctioned foreign boycotts or (E) established or maintained any unrecorded fund or account of any nature that was illegal under Applicable Law.

        Section 3.10.    Intellectual Property.     Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect:

          (a)   (i) Section 3.10(a) of the Company Disclosure Letter identifies all material patents, pending patent applications, and registered trademarks owned by the Company and its Subsidiaries as of the date of this Agreement (the "Registered IP") and (ii) the Company and its Subsidiaries collectively own such Registered IP;

          (b)   the Company and its Subsidiaries own, license or have the right to use all Intellectual Property used in and necessary to the operation of their business as conducted on the date of this Agreement;

          (c)   (i) the conduct of the businesses of the Company and its Subsidiaries as currently conducted does not infringe upon, misappropriate or otherwise violate any valid and enforceable Intellectual Property of any third person and (ii) to the Knowledge of the Company, no other person has infringed upon, misappropriated or otherwise violated any Intellectual Property owned or licensed by the Company or any of its Subsidiaries;

          (d)   neither the Company nor any of its Subsidiaries has since January 1, 2016 received from any Person any written notice or written threat, and to the Knowledge of the Company, there are no pending Actions that have been commenced against the Company or any of its Subsidiaries since January 1, 2016, in each case either (i) asserting the infringement, misappropriation or other violation of any Intellectual Property by the Company or any of its Subsidiaries or (ii) challenging the validity or enforceability of any Intellectual Property owned by the Company or its Subsidiaries; and

          (e)   neither the Company nor any of its Subsidiaries has since January 1, 2016 sent to any Person any written notice or written threat, and there are no pending Actions that have been commenced by the Company or any of its Subsidiaries since January 1, 2016, in each case either (i) asserting the infringement, misappropriation or other violation of any Intellectual Property or (ii) challenging the validity or enforceability of any Intellectual Property.

        Section 3.11.    Environmental Matters.     Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries are and, for the past five (5) years, have been in compliance with all Environmental Laws applicable to the Company and its Subsidiaries or their respective businesses, operations, products or properties, (ii) (x) the Company and its Subsidiaries hold and comply, and, for the past five (5) years, have complied, with all Permits that are required under applicable Environmental Laws for the lawful conduct of their respective businesses as currently conducted ("Environmental Permits") and (y) to the Knowledge of the Company, there are no facts or circumstances that would reasonably be expected to result in the failure of any Environmental Permit to be timely renewed or re-issued by any Governmental Entity or cause the amendment, revision or modification of any Environmental Permit in a manner that would impose additional compliance obligations or increase the cost of compliance for the businesses of the Company and its Subsidiaries as the same are operated on the date hereof, (iii) neither the Company nor any of its Subsidiaries has received (within the past five (5) years or as to a matter that has not been resolved) any written notice of, or is the subject of, any pending or, to the Knowledge of the Company, threatened Action by any Person asserting, or any Order addressing, any liability, violation or obligation on the part of the Company or any of its Subsidiaries arising under any Environmental Law, including any notice that the Company or any of its Subsidiaries has been identified as a "potentially responsible party" under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. § 6901 et. seq., as amended ("CERCLA"), or comparable Environmental Laws, (iv) to the Knowledge of the Company, (x) no capital or other expenditures or operational changes are required in the next three (3) years for the Company or any of its Subsidiaries to be in compliance with Environmental Laws and Environmental Permits in effect as of the date hereof and (y) there are no pending or, to the Knowledge of the Company, proposed changes to any Environmental Law or Environmental Permit that would reasonably be expected to require any capital or other expenditure for compliance, will limit or restrict the production capacity of the business, increase the cost of production for the business or limit or restrict the grades or types of products that can be produced by the Company or its Subsidiaries, (v) there has been no Release of or exposure to any Hazardous Material that would reasonably be expected to form the basis of any Action against or liability of the Company or any of its Subsidiaries under any Environmental Law, (vi) none of the Company or its Subsidiaries has retained or assumed any obligations, including indemnification obligations, or other liabilities by written contract or, to the Knowledge of the Company, by operation of law, that would reasonably be expected to form the basis of any Action against or liability of the Company or any of its Subsidiaries under any Environmental Law and (vii) no less than 20 calendar days prior to the Closing Date, each of the Company and its Subsidiaries shall provide to Parent true, correct and complete copies of any material Phase I, Phase II and other environmental reports relating to the business, including cleanup, investigation or remedial reports in its possession.

        For all purposes of this Agreement, (i) "Environmental Law" means any Applicable Law, Order or legally binding agreement issued, promulgated or entered into by or with any Governmental Entity relating to pollution or the protection of the environment (including ambient air, climate, surface water, groundwater, land surface or subsurface strata), natural resources, endangered or threatened species, noise, transportation of hazardous materials, human health and safety in respect of exposure to Hazardous Materials, including CERCLA, the Resource Conservation and Recovery Act, 42 U.S.C. §6901 et seq., the Clean Air Act, 42 U.S.C. §7401 et seq., the Clean Water Act, 33 U.S.C. §1251 et seq., the Hazardous Materials Transportation Act, 49 U.S.C. §5101 et seq., the Occupational Safety and Health Act of 1970, 29 U.S.C. § 651 et seq., the Packaging and Packaging Waste Directive (Directive 94/62/EC), REACH Regulation (Regulation (EC) No 1907/2006), EU ETS (Directive 2003/87/EC), and RoHS (Directive 2002/95/EC), in each case as amended and including all implementing legislation and regulations; (ii) "Hazardous Materials" means any oil, petroleum or refined petroleum products, radioactive materials or wastes, asbestos in any form, polychlorinated biphenyls, hazardous or toxic substances and any other chemical, material, substance, pollutant or waste that is regulated or for which liability is imposed under any Environmental Law; and (iii) "Release" means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal or leaching into or through the indoor or outdoor environment.

        Section 3.12.    Material Contracts.

          (a)   Section 3.12(a) of the Company Disclosure Letter sets forth a list of all Material Contracts as of the date of this Agreement. For purposes of this Agreement, "Material Contract" means any Contract (whether entered into before or after the date of this Agreement) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets is bound (other than this Agreement, the Company Benefit Plans and the Company Stock Plans, and leases, subleases and licenses entitling the Company or any of its Subsidiaries to the use of real property owned by third parties) that:

              (i)  is or would be required to be filed by the Company as a "material contract" pursuant to Item 601(b)(10) of Regulation S-K;

             (ii)  (A) provides for the purchase or sale of goods or products from a supplier or to a customer of the Company or any of its Subsidiaries which the Company or its Subsidiaries reasonably expect will result in purchases or sales in the aggregate amount that exceed $25,000,000 in the 2018 fiscal year, (B) involves aggregate payments by the Company or any of its Subsidiaries of more than $10,000,000 in any fiscal year period or $25,000,000 in the aggregate over the term of such Contract, excluding any such Contract that may be cancelled by the Company, without any penalty or other liability (except for payment obligations in respect of services provided prior to the applicable date of cancellation) to the Company or any of its Subsidiaries, upon notice of 180 days or less or (C) involves, or is reasonably expected in the future to involve, revenues of $25,000,000 or more in any fiscal year period or $50,000,000 or more in the aggregate over the term of such Contract (in each case, excluding Contracts for the supply of utility services and excluding arrangements pursuant to which a customer of the Company and its Subsidiaries has the right to cause the Company or any of its Subsidiaries to make purchases on its behalf);

            (iii)  with respect to a joint venture, partnership or other similar arrangement that is material to the business of the Company and its Subsidiaries, taken as a whole, relates to the formation, creation, governance or control of, or the economic rights or obligations of the Company or any of its Subsidiaries in, any such joint venture, partnership or other similar arrangement;

            (iv)  provides for Indebtedness of the Company or any of its Subsidiaries having an outstanding or committed amount in excess of $5,000,000, other than Indebtedness solely between or among any of the Company and any of its Subsidiaries;

             (v)  limits or restricts the ability of the Company or any of its Subsidiaries or Affiliates to compete in any line of business or with any Person or in any geographic area during any time period in a manner that is material to the business of the Company and its Subsidiaries (taken as a whole);

            (vi)  limits or restricts the ability of the Company or any of its Subsidiaries to declare or pay dividends or make distributions in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be;

           (vii)  provides for any "earn out" or other contingent payment obligations, or remaining indemnity or similar obligations, in connection with the acquisition by the Company or its Subsidiaries of any business or assets, that would reasonably be expected to result in payments in excess of $5,000,000 after the date hereof by the Company or any of its Subsidiaries;

          (viii)  contains a "most favored nation" or any similar term for the benefit of a third party that materially restricts the business of the Company and its Subsidiaries (taken as a whole);

            (ix)  under which the Company or any of its Subsidiaries licenses Intellectual Property that is material to the business of the Company and its Subsidiaries (taken as a whole) from a third party;

             (x)  under which the Company or any of its Subsidiaries has advanced or loaned any amount of money to any Company Personnel, other than advances or loans to non-executive employees for relocation expenses or expense advances in the ordinary course of business; or

            (xi)  relates to any transaction or arrangement under which any (1) present or former executive officer or director of the Company or any Subsidiary of the Company, (2) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of five percent (5%) or more of the Company Shares or (3) Affiliate, or "associate" or member of the "immediate family" (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act), of any of the foregoing is a party to any actual or proposed loan, lease or other contract with or binding upon the Company or any of its Subsidiaries or owns or has any interest in any of their respective properties or assets, in each case as would be required to be disclosed by the Company pursuant to Item 404 of Regulation S-K under the Securities Act.

          (b)   All of the Material Contracts are valid and binding and in full force and effect (except those that are terminated after the date of this Agreement in accordance with their respective terms), except where the failure to be in full force and effect, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no Person is challenging the validity or enforceability of any Material Contract, except such challenges which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company, any of the other parties thereto, has violated any provision of, or committed or failed to perform any act which (with or without notice, lapse of time or both) would constitute a default under any provision of, and neither the Company nor any of its Subsidiaries has received notice that it has violated or defaulted under, any Material Contract, except for those violations and defaults which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has made available to Parent prior to the date of this Agreement true, correct and complete copies of each Material Contract listed in Section 3.12(a) of the Company Disclosure Letter.

        Section 3.13.    Labor Matters.

          (a)   Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is the subject of any litigation asserting that the Company or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable Applicable Law) or other violation of Applicable Law covering labor and employment or Contracts of employment or working conditions or seeking to compel the Company or any of its Subsidiaries to bargain with any labor organization, trade union, works council or other employee representative as to wages or conditions of employment and, to the Knowledge of the Company, no such litigation has been threatened or is anticipated. Except as, individually or in the aggregate, has not been and would not reasonably be expected to be material to the Company and its Subsidiaries (taken as a whole), there is no strike, slowdown, lockout or other job Action or labor or industrial relations dispute involving the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened, and there has been no such Action or dispute in the past five (5) years. Except as, individually or in the aggregate, has not been and would not reasonably be expected to be material to the Company and its Subsidiaries (taken as a whole), to the Knowledge of the Company, there are no current activities by employees of the Company or any of its Subsidiaries or any labor organization, trade union, works council or other employee representative to organize or certify a collective bargaining unit to gain recognition or bargaining rights or to engage in any other union organization activity with respect to the workforce of the Company or any of its Subsidiaries, nor, to the Knowledge of the Company, are any such activities threatened and, to the Knowledge of the Company, there have been no such activities in the past five (5) years. Except as, individually or in the aggregate, has not been and would not reasonably be expected to be material to the Company and its Subsidiaries (taken as a whole), consummation of the Company Merger or any other transaction contemplated by this Agreement shall not require the consent of, consultation with or advance notification to, in each case as required by any Collective Bargaining Agreement or Applicable Law, any labor organization, trade union, works councils or other employee representative with respect to employees of the Company or any of its Subsidiaries. Section 3.13(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true, complete and correct list of all material Collective Bargaining Agreements to which the Company or any of its Subsidiaries is a party and the Company has made available to Parent true, complete and correct copies of each such Collective Bargaining Agreement prior to the date of this Agreement.

          (b)   Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect (i) all of the employees employed in the United States are either United States citizens or are legally entitled to work in the United States under the Immigration Reform and Control Act of 1986, as amended, other Applicable Laws related to United States immigration and Applicable Laws related to the employment of non-United States citizens applicable in the state in which the employees are employed and (ii) all of the employees employed by the Company and each of its Subsidiaries (other than those employed in the United States) have the legal right to work in the country in which they work and all immigration checks required by any Applicable Laws relating to such employees have been carried out.

          (c)   Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with all Applicable Laws regarding labor, employment, discrimination in employment, terms and conditions of employment, payroll, variable remuneration, profit sharing, worker classification, wages, hours, working time, annual leave, social security matters and contributions and occupational safety and health and employment practices.

          (d)   As of the date hereof, to the Knowledge of the Company, no Specified Employee has given notice of termination of employment with the Company or any of its Subsidiaries.

        Section 3.14.    Benefits Matters; ERISA Compliance.

          (a)   Section 3.14(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true, complete and correct list identifying all material Company Benefit Plans. With respect to Company Benefit Plans solely sponsored by Victory Packaging L.P. or with respect to which Victory Packaging L.P. is the sole party among the Company and its Subsidiaries (collectively, the "Victory Benefit Plans"), as of the date of this Agreement such list need only be true, complete and correct, to the Knowledge of the Company; provided, that a true, complete and correct list of all Victory Benefit Plans is provided to Parent no later than 30 calendar days after the date of this Agreement. Prior to the date of this Agreement (or, with respect to Victory Benefit Plans, no later than 30 calendar days after the date of this Agreement), the Company has made available to Parent true, complete and correct copies, to the extent applicable, of, with respect to each Company Benefit Plan described in the two immediately preceding sentences, (i) all such material Company Benefit Plans (or a written description thereof), including any amendments thereto, (ii) the most recent summary plan description for each such Company Benefit Plan, and all material modifications thereof, (iii) each trust agreement, group annuity contract or other funding mechanism relating to any such Company Benefit Plan, (iv) the most recent financial statements and actuarial reports for each such Company Benefit Plan, (v) the most recent IRS determination letter or opinion letter or confirmation of the status for tax purposes in respect of each such Company Benefit Plan and (vi) all material correspondence to or from any Governmental Entity during the last three years with respect to any such Company Benefit Plan. For purposes of this Agreement, "Company Benefit Plans" means, collectively (A) all "employee benefit plans" (as defined in Section 3(3) of ERISA, whether or not subject to ERISA) and all other bonus, pension, profit sharing, retirement, deferred compensation, incentive compensation, equity or equity-based compensation, severance, retention, change in control, disability, vacation, death benefit, hospitalization, medical or other plans, programs or arrangements that the Company or any of its Subsidiaries sponsors, contributes to or maintains, or is required to sponsor, contribute to or maintain, that provides, or is designed to provide, compensation or benefits to any current or former directors, officers, managing directors, employees or independent contractors of the Company or any of its Subsidiaries (collectively, "Company Personnel") and (B) all employment, severance, retention, change of control, termination or other agreements between the Company or any of its Subsidiaries and any Company Personnel. As of the date hereof, no announcement has been made to establish or amend any material Company Benefit Plan or any other plan, program, agreement or arrangement that would be a material Company Benefit Plan following such action.

          (b)   None of the Company, any of its Subsidiaries, or any of their respective ERISA Affiliates contributes, has in the last six years contributed or has been obligated to contribute to any "pension plan", as defined in Section 3(2) of ERISA, subject Title IV of ERISA or Section 412 of the Code, including any "multiemployer plan", as defined in Section 3(37) of ERISA (a "Multiemployer Plan") or any "multiple employer plan", within the meaning of Section 4063 or 4064 of ERISA. To the Knowledge of the Company as of the date hereof, and based on estimates prepared by the Company taking into account information available to the Company that the Company determined was relevant to estimating potential withdrawal liability, the aggregate amount of any unpaid withdrawal liability incurred by the Company, its Subsidiaries, and their respective ERISA Affiliates in connection with any Multiemployer Plan over the past six years does not exceed $7 million. Each Company Benefit Plan maintained by the Company or any of its Subsidiaries primarily for the benefit of employees outside of the United States (each, a "Non-U.S. Company Benefit Plan") that is intended to be funded or book reserved is fully funded or book reserved, as appropriate, based upon reasonable actuarial assumptions, and all amounts required to be paid with respect to each Non-U.S. Company Benefit Plan (whether or not funded or book reserved) (including contributions, insurance premiums, levies, debts, Taxes and expenses) have been paid on or before the dates on which they were due, in each case, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

          (c)   Except as would not reasonably be expected to have a Company Material Adverse Effect, no Company Benefit Plan provides health, medical or other welfare benefits (other than severance benefits) after retirement or other termination of employment (other than for continuation coverage required under Section 4980B(f) of the Code or Applicable Law).

          (d)   Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each Company Benefit Plan has been established, operated and administered in accordance with its terms and with ERISA (if applicable), the Code and all other Applicable Laws, (ii) the Company and its Subsidiaries and, if applicable, the trustee of any Company Benefit Plan, are in compliance with ERISA, the Code and all other Applicable Laws relating to the establishment, operation and administration of each Company Benefit Plan, (iii) neither the Company nor any of its Subsidiaries has received from, or delivered to, any Governmental Entity or the trustee of any Company Benefit Plan any notice stating or alleging that the Company or any of its Subsidiaries is not in compliance with ERISA, the Code or any other Applicable Laws with respect to any Company Benefit Plan and (iv) no trustee of any Company Benefit Plan has received from, or delivered to, the Company or any of its Subsidiaries or any Governmental Entity any notice stating or alleging that such trustee is not in compliance with ERISA, the Code or any other Applicable Laws with respect to any Company Benefit Plan. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (x) each Company Benefit Plan that is intended to be "qualified" within the meaning of Section 401(a) of the Code has received a favorable determination letter as to such qualification from the IRS or is entitled to rely upon a favorable opinion issued by the IRS and, (y) to the Knowledge of the Company, there are no existing circumstances or any events that have occurred that could reasonably be expected to cause the loss of any such qualification status of any such Company Benefit Plan. Each Non-U.S. Company Benefit Plan that is intended to qualify for special tax treatment meets all the requirements for such treatment, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

          (e)   Except, in each case, for those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) there are no pending or, to the Knowledge of the Company, threatened claims (other than routine claims for benefits), disputes, complaints or investigations by or on behalf of any participant in any of the Company Benefit Plans, or otherwise involving any Company Benefit Plan or the assets of any Company Benefit Plan, and (ii) no audit or other proceeding by a Governmental Entity is pending or, to the Knowledge of the Company, threatened with respect to any Company Benefit Plan.

          (f)    None of the execution and delivery of this Agreement, the obtaining of the Company Stockholder Approval or the consummation of the Company Merger or any other transaction contemplated by this Agreement (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) will (i) entitle any Company Personnel to any material compensation or material benefits; (ii) accelerate the time of payment or vesting, or trigger any payment or funding or increase, of any material compensation or material benefits under any Company Benefit Plan or Collective Bargaining Agreement; or (iii) result in any material breach or material violation of or material default under, or limit any right to materially amend, modify or terminate, any Company Benefit Plan. Neither the Company nor any of its Subsidiaries has any obligation to provide, and no Company Benefit Plan provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

        Section 3.15.    Real and Personal Properties.     Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have (i) good and valid fee simple title to all of their respective owned real property, (ii) good and valid title to all the personal properties and assets reflected on the most recent audited balance sheet of the Company and its Subsidiaries included in the Company SEC Documents as being owned by the Company or one of its Subsidiaries or acquired after the date thereof (except for properties and assets that have been disposed of in the ordinary course of business consistent with past practice since the date thereof) and (iii) valid leasehold interests in all of their respective leased real property, in each case free and clear of all Liens, other than Permitted Liens. Section 3.15 of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true, complete and correct list of all of the material real property owned or leased by the Company or any of its Subsidiaries. The Company and each of its Subsidiaries has complied with the terms of all leases, subleases and licenses entitling it to the use of real property owned by third parties except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company and each Subsidiary of the Company is in exclusive possession of the properties or assets purported to be leased under all such leases, except for (i) such failures to have such possession of material properties or assets as, individually or in the aggregate, do not materially impair and would not reasonably be expected to materially impair, the continued use and operation of such material assets to which they relate in the conduct of the Company's and its Subsidiaries' business as presently conducted and (ii) failures to have such possession of properties or assets as, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

        Section 3.16.    Taxes.     Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect:

          (a)   each of the Company and its Subsidiaries has timely filed, taking into account any extensions, all Tax Returns required to have been filed (or such Tax Returns have been filed on their behalf) and such Tax Returns are accurate and complete and were prepared and filed in accordance with all Applicable Laws;

          (b)   each of the Company and its Subsidiaries has paid all Taxes required to have been paid by it other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings and have been adequately reserved under GAAP;

          (c)   all deficiencies for Taxes asserted or assessed by a Governmental Entity against the Company or any of its Subsidiaries (i) have been paid or otherwise finally resolved with no payment due or (ii) are being contested in good faith in appropriate proceedings and have been adequately reserved under GAAP;

          (d)   each of the Company and its Subsidiaries has withheld, collected, and timely remitted all amounts required to have been withheld, collected or remitted in respect of Taxes with respect to any payments or the provision of any non-cash benefits to or from a vendor, employee, independent contractor, creditor, stockholder, or any other Person, in each case in accordance with all Applicable Laws;

          (e)   within the past two years, neither the Company nor any of its Subsidiaries has been a "distributing corporation" or a "controlled corporation" in a distribution intended to qualify for Tax-free treatment under Section 355 of the Code;

          (f)    neither the Company nor any of its Subsidiaries has participated in any "listed transaction" within the meaning of Treasury Regulation Section 1.6011-4 (or a similar provision of Applicable Law);

          (g)   neither the Company nor any of its Subsidiaries has any liability for the Taxes of any Person (other than the Company or such applicable Subsidiaries) (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Applicable Law), (ii) as a transferee or successor or (iii) by Contract (including any Tax sharing agreement), other than any Contract entered into in the ordinary course of business the principal subject matter of which is not Taxes;

          (h)   there are no Liens for Taxes upon the properties or assets of any of the Company or its Subsidiaries, other than Permitted Liens;

          (i)    no Tax or Tax Return of the Company or any of its Subsidiaries is under audit or examination by any Governmental Entity, and no written notice of such an audit or examination has been received by the Company or any of its Subsidiaries;

          (j)    neither the Company nor any of its Subsidiaries has entered into with any Governmental Entity any written agreement extending or waiving the application of any statute of limitations applicable to any claim for, or the period for assessment or collection of, any Taxes; and

          (k)   no claim has been made in writing by any Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries has not filed a Tax Return that the Company or its applicable Subsidiary is or may be subject to Tax by such jurisdiction.

        Section 3.17.    Form S-4 and Proxy Statement/Prospectus.     None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading or (b) the Proxy Statement/Prospectus will, at the time it is first mailed to the stockholders of the Company, at the time of any amendment thereof or supplement thereto and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus based on information supplied by or on behalf of Parent, Holdco, Parent Merger Sub or Company Merger Sub or any Affiliates thereof for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement/Prospectus.

        Section 3.18.    Brokers' Fees and Expenses.     Except for Moelis & Company LLC and Rothschild Inc., no broker, finder, financial advisor, investment banker or other Person is entitled to any broker's, finder's, financial advisor's, investment banker's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. Prior to the execution of this Agreement, the Company has made available to Parent true, correct and complete copies of all Contracts between or among the Company, on the one hand, and Moelis & Company LLC or Rothschild Inc., on the other hand, relating to the Mergers or any of the other transactions contemplated hereby.

        Section 3.19.    Opinion of Financial Advisor.     The Company Board has received the opinions of Moelis & Company LLC and Rothschild Inc., each to the effect that, as of the date hereof and subject to the limitations, qualifications and assumptions set forth therein, the Cash Consideration to be received by the holders of Company Shares is fair from a financial point of view to such holders. It is agreed and understood that such opinions are for the benefit of the Company Board and may not be relied on by Parent, Holdco, Parent Merger Sub or Company Merger Sub. Promptly after the execution of this Agreement, the Company will furnish Parent, solely for informational purposes, true, correct and complete copies of the written opinions of Moelis & Company LLC and Rothschild Inc.; provided that Parent acknowledges that it may not rely on such opinions.

        Section 3.20.    Takeover Statutes.     Assuming that none of Parent or any of its "affiliates" or "associates" is, or at any time during the last three years has been, an "interested stockholder" of the Company, in each case as defined in Section 203 of the DGCL, the Company Board has taken all action necessary to render the restrictions on "business combinations" (as defined in Section 203 of the DGCL) set forth in Section 203 of the DGCL in applicable to this Agreement and the transactions contemplated hereby, and no "fair price," "moratorium," "control share acquisition," "interested stockholder" or other anti-takeover statute or regulation would restrict, prohibit or otherwise be applicable with respect to this Agreement and the transactions contemplated herein (including the Mergers).

        Section 3.21.    Insurance.     As of the date hereof, the Company and its Subsidiaries maintain the material insurance policies set forth on Section 3.21 of the Company Disclosure Letter. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, all insurance policies carried by or covering the Company and its Subsidiaries with respect to their business, assets and properties are in full force and effect and all of the premiums due on such policies have been paid by the Company or its Subsidiaries (as applicable), and, to the Knowledge of the Company, no notice of cancellation has been given with respect to any such policy. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with the terms and conditions of all insurance policies maintained by or on behalf of the Company and its Subsidiaries, and none of the Company or its Subsidiaries is in default or breach under, or has taken any action that would permit termination or material modification of, any insurance policies. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, all insurance policies of the Company and its Subsidiaries are sufficient for compliance with all Applicable Laws and all Contracts to which the Company or any of its Subsidiaries is bound.

        Section 3.22.    Customers and Suppliers.     The Company has made available to Parent prior to the date hereof the names of the top 20 suppliers and the top 20 customers of the Company and its Subsidiaries by dollar value as of the date hereof. As of the date of this Agreement, none of the top 20 suppliers or top 20 customers of the Company and its Subsidiaries by dollar value has notified the Company or any of its Subsidiaries in writing or, to the Knowledge of the Company, orally, that it is terminating or materially and adversely altering, and the individuals listed in Section 9.03(a) of the Company Disclosure Letter do not reasonably believe (without any obligation of inquiry), as of the date hereof, that any such top 20 supplier or top 20 customer intends to terminate its relationship with the Company or any of its Subsidiaries.

        Section 3.23.    Tax Matters.     Neither the Company nor any of its Subsidiaries has taken any action or knows of any fact, agreement, plan or other circumstance that could reasonably be expected to adversely affect the qualification of the Company Merger and the Parent Merger for the Company Intended Tax Treatment and the Parent Intended Tax Treatment, respectively.

        Section 3.24.    No Other Representations or Warranties.     Except for the representations and warranties contained in ARTICLE IV (as modified by the Parent Disclosure Letter) or in any certificate delivered by Parent, Holdco, Parent Merger Sub or Company Merger Sub to the Company in accordance with the terms hereof, the Company acknowledges that none of Parent, Holdco, Parent Merger Sub or Company Merger Sub or their respective Subsidiaries or any other Person on behalf of Parent, Holdco, Parent Merger Sub or Company Merger Sub makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement.

 ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT, HOLDCO, PARENT MERGER SUB AND COMPANY MERGER SUB

        Parent, Holdco, Parent Merger Sub and Company Merger Sub jointly and severally represent and warrant to the Company that, except (i) as disclosed in the Parent SEC Documents filed with, or furnished to, the SEC after January 1, 2016 and publicly available at least two Business Days prior to the date of this Agreement (excluding any disclosures in any risk factors section, in any section related to forward-looking statements and other disclosures that are predictive or forward-looking in nature); provided, however, that (A) in no event shall any disclosure in any Parent SEC Documents apply to or qualify any representation or warranty in Section 4.03 and (B) any matter set forth in a Parent SEC Document shall be deemed to apply to and qualify any representation or warranty in this ARTICLE IV only to the extent that it is reasonably apparent that the description of such matter in such Parent SEC Document is relevant to the topic of such representation or warranty; or (ii) as disclosed in the disclosure letter delivered by Parent to the Company at or before the execution and delivery of this Agreement (the "Parent Disclosure Letter") (it being understood that any information set forth in one section or subsection of the Parent Disclosure Letter shall be deemed to apply to and qualify the section or subsection of this ARTICLE IV to which it corresponds and each other section or subsection of this ARTICLE IV only to the extent that it is reasonably apparent that such information is relevant to such other section or subsection):

        Section 4.01.    Qualification, Organization, Subsidiaries, etc.

          (a)   Each of Parent, Holdco, Parent Merger Sub and Company Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate power and authority necessary to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and its Subsidiaries is duly qualified or licensed to do business and is in good standing (where such concept is recognized under Applicable Law) in each jurisdiction in which the properties and assets owned, leased or operated by it or the nature of the business conducted by it makes such qualification, licensing or good standing necessary, except where the failure to be so qualified, licensed and in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

          (b)   Parent has made available to the Company, prior to the date of this Agreement, true and complete copies of the certificate of incorporation of Parent in effect as of the date of this Agreement and the bylaws of Parent in effect as of the date of this Agreement (the "Parent Organizational Documents"), true and complete copies of the certificate of incorporation and the bylaws of Holdco in effect as of the date of this Agreement (the "Holdco Organizational Documents"), true and complete copies of the certificate of incorporation and bylaws of Parent Merger Sub in effect as of the date of this Agreement (the "Parent Merger Sub Organizational Documents") and true and complete copies of the certificate of incorporation and the bylaws of Company Merger Sub in effect as of the date of this Agreement (the "Company Merger Sub Organizational Documents").

        Section 4.02.    Authority; Execution and Delivery; Enforceability.    Each of Parent, Holdco, Parent Merger Sub and Company Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Mergers and the other transactions contemplated by this Agreement. The Parent Board has (i) approved and adopted this Agreement and the transactions contemplated hereby, (ii) determined that entering into this Agreement is in the best interests of Parent and its stockholders and (iii) declared this Agreement advisable. The board of directors of each of Holdco, Parent Merger Sub and Company Merger Sub has (x) approved the execution, delivery and performance of this Agreement, (y) determined that entering into this Agreement is in the best interests of Holdco, Parent Merger Sub and Company Merger Sub, as applicable, and their respective stockholders and (z) declared this Agreement advisable, and the board of directors of Holdco has approved the issuance of shares of Holdco Common Stock as Stock Consideration upon the consummation of the Company Merger and as Parent Merger Consideration upon the consummation of the Parent Merger, in each case in accordance with this Agreement (collectively, the "Holdco Stock Issuance"). No other corporate proceedings on the part of Parent are necessary to authorize or adopt this Agreement or to consummate the Mergers and the other transactions contemplated by this Agreement (except for the filing of the Parent Certificate of Merger and the Company Certificate of Merger with the Secretary of State of the State of Delaware). The execution, delivery and performance by Holdco, Parent Merger Sub and Company Merger Sub of this Agreement and the consummation by Holdco, Parent Merger Sub and Company Merger Sub of the transactions contemplated by this Agreement are within the corporate powers of Holdco, Parent Merger Sub and Company Merger Sub and have been duly authorized by all necessary corporate action on the part of Holdco, Parent Merger Sub and Company Merger Sub, respectively. Parent, Holdco, Parent Merger Sub and Company Merger Sub have each duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and by general principles of equity.

        Section 4.03.    Capital Structure.

          (a)   The authorized share capital of Parent consists of 630,000,000 shares, consisting of 600,000,000 Parent Shares and 30,000,000 shares of preferred stock, par value $0.01, of Parent ("Parent Preferred Stock"). At the close of business on the January 24, 2018 (the "Parent Capitalization Date"), (i) 255,096,875 Parent Shares were issued and outstanding (including 14,466 shares subject to Parent restricted stock awards ("Parent Restricted Stock Awards")), (ii) 35,893,824 Parent Shares were reserved and available for issuance or issued and outstanding pursuant to the Parent Stock Plans, of which 5,310,808 Parent Shares were potentially issuable upon the exercise of options to purchase Parent Shares ("Parent Options"), 43,569 Parent Shares were subject to outstanding Parent stock appreciation rights ("Parent SARs"), 3,059,588 Parent Shares were potentially issuable upon the vesting or settlement of Parent restricted stock unit awards ("Parent Restricted Stock Unit Awards") (assuming achievement of any applicable performance criteria at target level), 109,913 Parent Shares were potentially issuable upon the settlement of outstanding Parent director stock unit awards (the "Parent DSUs") and 2,524,996 Parent Shares were reserved and available for issuance pursuant to the Parent 2016 Employee Stock Purchase Plan (the "Parent ESPP"), and (iii) no shares of Parent Preferred Stock were issued and outstanding.

          (b)   Except as set forth in Section 4.03(a), as of the Parent Capitalization Date, there were (i) no outstanding shares of, or other equity or voting interests in, Parent, (ii) no outstanding securities of Parent convertible into or exchangeable for shares of, or other equity or voting interests in, Parent, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from Parent or any Subsidiary of Parent, or that obligate Parent or any Subsidiary of Parent to issue, any shares of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of, or other equity or voting interests in, Parent, (iv) no obligations of Parent or any of its Subsidiaries to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any shares of, or other equity or voting interests in, Parent and (v) no other obligations by Parent or any of its Subsidiaries to make any payments based on the price or value of any of the foregoing or dividends paid thereon (the items described in clauses (i), (ii), (iii), (iv) and

  (v) being referred to collectively as "Parent Securities"). There are no outstanding agreements of any kind that obligate Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Parent Securities (except pursuant to the acquisition by Parent of Parent Shares for purposes of satisfying Tax withholding obligations or the payment of any exercise or base price with respect to, or the forfeiture of, any Parent Restricted Stock Awards, Parent Options, Parent SARs or Parent Restricted Stock Unit Awards, or as otherwise required under the terms of any Parent compensation or benefit plan, program, arrangement or agreement), or obligate Parent or any Subsidiary of Parent to grant, extend or enter into any such agreements relating to any Parent Securities, including any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Parent Securities. There are no bonds, debentures, notes or other Indebtedness of Parent or its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Parent Shares may vote. Neither Parent nor any of its Subsidiaries is a party to any stockholders' agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Parent Securities or any other agreement relating to the disposition, voting or dividends with respect to any Parent Securities. All issued and outstanding Parent Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Since the Parent Capitalization Date through the date hereof, neither Parent nor any of its Subsidiaries has (A) issued any Parent Securities, other than pursuant to Parent Options, Parent SARs or Parent Restricted Stock Unit Awards that were outstanding as of the Parent Capitalization Date, grants of Parent equity-based awards under the Parent Stock Plans in the ordinary course of business or as otherwise required under the terms of any Parent compensation or benefit plan, program, arrangement or agreement or (B) established a record date for, declared, set aside for payment or paid any dividend on, or made any other distribution in respect of, any Parent Securities.

        Section 4.04.    Governmental Authorization; Non-contravention.

          (a)   The execution, delivery and performance by Parent, Holdco, Parent Merger Sub and Company Merger Sub of this Agreement and the consummation by Parent, Holdco, Parent Merger Sub and Company Merger Sub of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Entity other than (i) the filing of the Parent Certificate of Merger and the Company Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL, (ii) filings required under, and compliance with other applicable requirements of, the HSR Act and any other applicable Regulatory Law as set forth on Section 4.04 of the Parent Disclosure Letter (including the expiration or termination of the applicable waiting periods under the HSR Act and any other anti-trust notification and approvals required under non-U.S. jurisdictions, as set forth on Section 4.04 of the Parent Disclosure Letter), (iii) compliance with any applicable requirements of the Securities Act, the Exchange Act (including the filing with the SEC and declaration of effectiveness under the Securities Act of the Form S-4), and any other applicable U.S. state or federal securities laws, (iv) any filings required under the rules and regulations of the NYSE and (v) consents, approvals, Orders, authorizations, registrations, declarations, and filings the failure of which to be obtained, made or given, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect and would not reasonably be expected to prevent or materially delay or adversely affect the ability of Parent, Holdco, Parent Merger Sub or Company Merger Sub to consummate the Mergers.

          (b)   The execution, delivery and performance by Parent, Holdco, Parent Merger Sub and Company Merger Sub of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the Parent Organizational Documents, the Holdco Organizational Documents, the

  Parent Merger Sub Organizational Documents or the Company Merger Sub Organizational Documents, (ii) assuming compliance with the matters referred to in Section 4.04(a) and receipt of the Company Stockholder Approval, contravene, conflict with or result in any violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 4.04(a) and receipt of the Company Stockholder Approval, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any Contract binding upon Parent or any of its Subsidiaries or any governmental licenses, authorizations, Permits, consents (including consents required by Contract), approvals, variances, exemptions or Orders affecting, or relating in any way to, the assets or business of Parent and any of its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of Parent or any of its Subsidiaries, with such exceptions, in the case of each of clauses (ii) through (iv), as, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect and would not reasonably be expected to prevent or materially delay or adversely affect the ability of Parent, Holdco, Parent Merger Sub or Company Merger Sub to consummate the Mergers.

        Section 4.05.    Parent SEC Documents.

          (a)   Parent has filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses and other documents required to be filed with or furnished to the SEC by Parent since January 1, 2016, together with any exhibits and schedules thereto and other information incorporated therein (collectively, together with any documents filed with the SEC during such period by Parent on a voluntary basis on a Current Report on Form 8-K, the "Parent SEC Documents"). As of their respective effective dates (in the case of Parent SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Parent SEC Documents), the Parent SEC Documents complied as to form in all material respects with the requirements of SOX, the Securities Act or the Exchange Act, as the case may be, and the published rules and regulations of the SEC, applicable to such Parent SEC Documents, and none of the Parent SEC Documents as of such respective dates (and, if amended, as of the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

          (b)   The consolidated financial statements of Parent (including the related notes) included or incorporated by reference in the Parent SEC Documents complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, had been prepared in all material respects in accordance with GAAP (except, in the case of unaudited consolidated financial statements, as permitted by rules and regulations of the SEC) applied on a consistent basis during the periods involved (except (i) as may be indicated in the notes thereto or (ii) as permitted by Regulation S-X) and fairly presented in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited consolidated financial statements, to normal year-end adjustments).

          (c)   Parent has designed and maintains a system of internal controls over financial reporting and accounting (including "internal control over financial reporting" as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurances (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes, (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (iii) that transactions are executed only in accordance with the authorization of management and directors of Parent and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent's properties or assets that could have a material effect on Parent's financial statements. Parent has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are sufficient to provide reasonable assurance that material information (both financial and non-financial) that is required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and is accumulated and made known to its principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of Parent to make the certifications required under the Exchange Act with respect to such reports.

          (d)   Each of the chief executive officer of Parent and the chief financial officer of Parent (or each former chief executive officer of Parent and each former chief financial officer of Parent, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Parent SEC Documents. Since January 1, 2016, none of Parent or any of Parent's Subsidiaries has outstanding, or has arranged any outstanding, "extensions of credit" to directors or executive officers within the meaning of Section 402 of SOX.

          (e)   Since January 1, 2016, none of Parent, Parent's independent accountants, the Parent Board or the audit committee of the Parent Board has received any oral or written notification of any (x) "significant deficiency" in the internal controls over financial reporting of Parent, (y) "material weakness" in the internal controls over financial reporting of Parent or (z) fraud, whether or not material, that involves management or other employees of Parent who have a significant role in the internal controls over financial reporting of Parent.

        Section 4.06.    Absence of Certain Changes or Events.     Since September 30, 2017, there have not been any changes, effects, events, occurrences or developments that, individually or in the aggregate (i) have had or would reasonably be expected to have a Parent Material Adverse Effect or (ii) to the date hereof, would reasonably be expected to prevent or materially delay or adversely affect the ability of Parent, Holdco, Parent Merger Sub or Company Merger Sub to consummate the Mergers.

        Section 4.07.    Litigation.     As of the date hereof, there are no Actions pending or, to the Knowledge of Parent, Holdco, Parent Merger Sub or Company Merger Sub, threatened against Parent or any of its Subsidiaries, or any Order to which Parent or any of its Subsidiaries is subject, except, in each case, for those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect and would not reasonably be expected to prevent or materially delay or adversely affect the ability of Parent, Holdco, Parent Merger Sub or Company Merger Sub to consummate the Mergers or comply with its obligations under this Agreement.

        Section 4.08.    Ownership and Capital Structure of Holdco, Parent Merger Sub and Company Merger Sub.

          (a)   As of the date of this Agreement, the authorized share capital of Holdco consists of 1,000 shares of Holdco Common Stock. All of the issued and outstanding share capital of Holdco is owned beneficially and of record by Parent, free and clear of all Liens.

          (b)   Except as set forth in Section 4.08(a) or pursuant to this Agreement, as of the date of this Agreement there were, and as of immediately prior to the Effective Time there will be (i) no outstanding shares of, or other equity or voting interests in, Holdco, (ii) no outstanding securities of Holdco convertible into or exchangeable for shares of, or other equity or voting interests in,

  Holdco, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from Holdco or any Subsidiary of Holdco, or that obligate Holdco or any Subsidiary of Holdco to issue, any shares of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of, or other equity or voting interests in, Holdco, (iv) no obligations of Holdco or any of its Subsidiaries to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any shares of, or other equity or voting interests in, Holdco and (v) no other obligations by Holdco or any of its Subsidiaries to make any payments based on the price or value of any of the foregoing or dividends paid thereon (the items described in clauses (i), (ii), (iii), (iv) and (v) being referred to collectively as "Holdco Securities"). There are no outstanding agreements of any kind that obligate Holdco or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Holdco Securities, or obligate Holdco or any of its Subsidiaries to grant, extend or enter into any such agreements relating to any Holdco Securities, including any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Holdco Securities. There are no bonds, debentures, notes or other Indebtedness of Holdco or its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of shares of Holdco Common Stock may vote. All issued and outstanding shares of Holdco Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

          (c)   Holdco was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to the transactions contemplated hereby and, prior to the Effective Time, will not have engaged in any other business activities other than those relating to the transactions contemplated hereby.

          (d)   As of the date of this Agreement, the authorized share capital of Parent Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share. All of the issued and outstanding share capital of Parent Merger Sub is owned beneficially and of record by Holdco, free and clear of all Liens.

          (e)   Parent Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to the transactions contemplated hereby and, prior to the Effective Time, will not have engaged in any other business activities other than those relating to the transactions contemplated hereby.

          (f)    As of the date of this Agreement, the authorized share capital of Company Merger Sub consists of 1,000 shares of common stock, par value $0.0001 per share. All of the issued and outstanding share capital of Company Merger Sub is owned beneficially and of record by Holdco, free and clear of all Liens.

          (g)   Company Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to the transactions contemplated hereby and, prior to the Effective Time, will not have engaged in any other business activities other than those relating to the transactions contemplated hereby.

        Section 4.09.    Financing.     Parent will have available to it at the Closing sufficient cash to pay the aggregate Cash Consideration and any other amounts required to be paid in connection with the consummation of the transactions contemplated hereby and to pay all related fees and expenses of Parent, Holdco, Parent Merger Sub and Company Merger Sub, and there is no restriction on the use of cash for such purposes. Parent has the financial resources and capabilities to fully perform its obligations under this Agreement. Parent, Holdco, Parent Merger Sub and Company Merger Sub

acknowledge that their obligations under this Agreement are not contingent or conditioned in any manner on obtaining any financing.

        Section 4.10.    No Ownership of Company Shares.     None of Parent, Holdco, Parent Merger Sub, Company Merger Sub or any of their respective controlled Affiliates beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Company Shares or any options, warrants or other rights to acquire Company Shares or other securities of, or any other economic interest (through derivatives, securities or otherwise) in the Company. None of Parent, Holdco, Parent Merger Sub, Company Merger Sub or any of their controlled Affiliates is (or during the past three years has been) a party to any Contract (other than this Agreement and the Confidentiality Agreement), arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any Company Shares or any option, warrant or other rights to acquire any Company Shares.

        Section 4.11.    Form S-4 and Proxy Statement/Prospectus.     None of the information supplied or to be supplied by Parent, Holdco, Parent Merger Sub or Company Merger Sub for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading or (ii) the Proxy Statement/Prospectus will, at the time it is first mailed to the stockholders of the Company, at the time of any amendment thereof or supplement thereto and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, each of Parent, Holdco, Parent Merger Sub and Company Merger Sub makes no representation or warranty with respect to statements made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus based on information supplied by or on behalf of the Company or any Affiliates thereof for inclusion or incorporation by reference in the Form S-4 or Proxy Statement/Prospectus.

        Section 4.12.    Brokers' Fees and Expenses.     Except for Lazard Frères & Co. LLC, the fees and expenses of which will be paid by Parent, no broker, finder, financial advisor, investment banker or other Person is entitled to any broker's, finder's, financial advisor's, investment banker's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent, Holdco, Parent Merger Sub, Company Merger Sub or any of their respective Affiliates.

        Section 4.13.    Takeover Statutes.     Assuming that neither the Company nor any of its Subsidiaries beneficially owns (within the meaning of Section 13 of the Exchange Act and the rules and regulations promulgated thereunder) any Parent Shares, no "fair price," "moratorium," "control share acquisition," "interested stockholder" or other anti-takeover statute or regulation would restrict, prohibit or otherwise be applicable with respect to this Agreement and the transactions contemplated herein and therein (including the Mergers).

        Section 4.14.    Tax Matters.     Neither Parent nor any of its Subsidiaries has taken any action or knows of any fact, agreement, plan or other circumstance that could reasonably be expected to adversely affect the qualification of the Company Merger and the Parent Merger for the Company Intended Tax Treatment and the Parent Intended Tax Treatment, respectively.

        Section 4.15.    No Other Representations or Warranties.     Except for the representations and warranties contained in ARTICLE III (as modified by the Company Disclosure Letter) or in any certificate delivered by the Company to Parent, Holdco, Parent Merger Sub or Company Merger Sub in accordance with the terms hereof (and notwithstanding the delivery or disclosure to the Company or its Representatives of any other documentation, projections, estimates, budgets or other information),

Parent acknowledges that none of the Company, its Subsidiaries or any other Person on behalf of the Company makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement.

ARTICLE V

COVENANTS

        Section 5.01.    Conduct of Business.

          (a)    Conduct of Business of the Company.    From the date of this Agreement until the earlier of the termination of this Agreement and the Effective Time, except (w) as prohibited or required by Applicable Law, (x) as set forth in Section 5.01(a) of the Company Disclosure Letter, (y) as otherwise required or expressly contemplated by this Agreement or (z) if Parent shall otherwise consent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to conduct its business in the ordinary course of business consistent with past practice and use commercially reasonable efforts to preserve intact their current business organizations, preserve their assets in good repair and condition, keep available the services of their current officers and other key employees and preserve their relationships with those Persons having business dealings with them, in each case, consistent with past practice. In addition, and without limiting the generality of the foregoing and to the fullest extent permitted by Applicable Law, from the date of this Agreement until the earlier of termination of this Agreement and the Effective Time, except (1) as prohibited or required by Applicable Law, (2) as set forth in Section 5.01(a) of the Company Disclosure Letter, (3) as otherwise required or expressly contemplated by this Agreement or (4) if Parent shall otherwise consent (which consent shall not be unreasonably withheld, conditioned or delayed with respect to Sections 5.01(a)(vii), 5.01(a)(viii), 5.01(a)(ix), 5.01(a)(xi), 5.01(a)(xii), 5.01(a)(xiv)(B), 5.01(a)(xvii), 5.01(a)(xviii) and 5.01(a)(xx) (solely in the case of Section 5.01(a)(xx), to the extent related to the immediately preceding clauses), and otherwise which consent shall be in Parent's sole discretion), the Company shall not, and shall not permit any of its Subsidiaries to, do any of the following:

              (i)  amend the Company Organizational Documents or amend in any material respect (or in any respect adversely affecting Parent, Holdco, Parent Merger Sub or Company Merger Sub) the comparable organizational documents of any Subsidiary of the Company, or enter into any Contract with any of the Company's stockholders in their capacity as such;

             (ii)  (A) issue, sell, encumber or grant any of its shares or other equity or voting interests or Company Shares, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any of its shares or other equity or voting interests or Company Shares, or any rights, warrants or options to purchase any of its shares or other equity or voting interests or Company Shares, except for any issuance, sale or grant (1) solely between or among the Company and its wholly owned Subsidiaries, (2) required pursuant to the exercise of Company Options or settlement of Company Restricted Stock Unit Awards outstanding on the date hereof in accordance with the terms of the applicable Company Stock Plan or any applicable deferral election as in effect on the date hereof or (3) required under the Company ESPP with respect to the offering period in effect on the date hereof, (B) redeem, purchase or otherwise acquire any of its issued and outstanding shares or other equity or voting interests, or any rights, warrants or options to acquire any of its shares or other equity or voting interests, except in connection with the satisfaction of Tax withholding obligations or the payment of any exercise price with respect to Company Options or Company Restricted Stock Unit Awards or acquisitions by the Company in connection with the forfeiture of such equity awards, (C) split, combine, subdivide, consolidate or reclassify any of its shares or other equity or voting interests, (D) without limiting the generality of clause (C), change any outstanding Company Shares into a different number of shares or a different class, by reason of any bonus issue, share dividend, subdivision, reclassification, recapitalization, split, combination, consolidation or exchange of shares, or any similar event, (E) take any action that would require an adjustment under Section 2.01(d) or (F) incur any obligation to make any payments based on the price or value of Company Securities or dividends paid thereon;

            (iii)  in the case of the Company, establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any of its shares or other equity or voting interests, other than the Company's regular quarterly cash dividends on Company Shares, not to exceed, in the case of any such dividend, $0.10 per share;

            (iv)  (A) incur any Indebtedness, except for (1) Indebtedness incurred under the Existing Credit Facility in an amount not to exceed $5,000,000 in the aggregate, (2) Indebtedness solely between or among the Company and any of its wholly owned Subsidiaries, (3) letters of credit issued in the ordinary course of business, and (4) trade credit or trade payables in the ordinary course of business consistent with past practice; provided, however, that the Company shall coordinate with Parent in order to minimize the cost of repaying any such borrowings in connection with the Closing, including with respect to any breakage costs; (B) make any loans, capital contributions or advances to any Person outside of the ordinary course of business consistent with past practice, other than to the Company or any wholly owned Subsidiary of the Company or (C) sell any of their respective receivables under or incur any Indebtedness under the Existing Receivables Facility (other than in the ordinary course of business consistent with past practice);

             (v)  sell, lease (as lessor), license, mortgage, sell and leaseback or otherwise subject to any Lien (other than Permitted Liens), or otherwise dispose of any properties or assets or any interests therein other than (A) in the ordinary course of business consistent with past practice (1) sales and other dispositions (excluding sale and leaseback arrangements) for fair market value in an amount not to exceed $5,000,000 in the aggregate, (2) mortgages with respect to properties or assets with a fair market value in an amount not to exceed $5,000,000 in the aggregate and (3) sales of inventory, (B) pursuant to Contracts in existence on the date of this Agreement that are listed in Section 3.12 of the Company Disclosure Letter, or (C) with respect to transactions (x) where the Company is the disposing party, among the Company and one or more of its wholly owned Subsidiaries in the ordinary course of business consistent with past practice or (y) where its Subsidiary is the disposing party, among the Company and one or more of its Subsidiaries or among its Subsidiaries;

            (vi)  make or authorize any capital expenditures other than (A) in accordance with the Company's current plan and (B) capital expenditures on items set forth in the Company's current plan in an amount not to exceed the amounts budgeted in the Company's current plan by an additional 10%, which amounts are set forth in Section 5.01(a)(vi) of the Company Disclosure Letter;

           (vii)  make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change after the date of this Agreement in GAAP or Applicable Law;

          (viii)  assign, transfer, lease, cancel, knowingly fail to renew or knowingly fail to extend any material Permit, including any material Environmental Permit;

            (ix)  settle or compromise, or propose to settle or compromise, any claim or Action involving or against the Company or any of its Subsidiaries, other than settlements or compromises involving only monetary payment by the Company or any of its Subsidiaries in an amount not to exceed $2,500,000 individually or $5,000,000 in the aggregate;

             (x)  abandon, encumber, convey title (in whole or in part), exclusively license or grant any exclusive right or other exclusive licenses to material Intellectual Property owned by or exclusively licensed to the Company or any of its Subsidiaries, or enter into licenses or agreements that impose material restrictions upon the Company or any of its Affiliates with respect to material Intellectual Property owned by any third party and impair the operation of the business of the Company or any of its Affiliates, in each case, other than in the ordinary course of business consistent with past practice;

            (xi)  (A) enter into any Contract or amendment of a Contract if such Contract or amendment would reasonably be expected prevent or materially delay or adversely affect the consummation of the Mergers or the other transactions contemplated hereby, (B) amend, waive, fail to enforce (in each case, in any material respect), assign or terminate any Material Contract, except for (1) amendments of Material Contracts described in clauses (i), (ii), (ix) or (xi) of Section 3.12, (2) terminations of Material Contracts or (3) non-renewals of Material Contracts, in the case of each of clause (1), (2) and (3), in the ordinary course of business consistent with past practice, or (C) enter into any Material Contract, except for Material Contracts described in clauses (i), (ii), (ix) or (xi) of Section 3.12;

           (xii)  (A) make, revoke or change (or file a request to make any such change) any material Tax election, (B) adopt or change any method of Tax accounting or any annual Tax accounting period, (C) file any amendment to a federal, state, local, foreign or other Tax Return reflecting a material amount of Taxes, (D) enter into any material closing agreement or otherwise settle any material claim or assessment in respect of Taxes, (E) surrender any right to claim a refund of material Taxes or (F) consent to any extension or waiver of the statute of limitations period applicable to any material claim or assessment in respect of Taxes;

          (xiii)  except as required by Applicable Law (including to avoid the imposition of any penalty Taxes under Section 409A of the Code) or as required by the terms of any Company Benefit Plan or Collective Bargaining Agreement as in effect as of the date hereof, (A) grant any loan or any increase in the compensation or benefits of any Company Personnel, other than grants or increases to Company Personnel (other than directors or executive officers of the Company or any of its Subsidiaries) in the ordinary course of business consistent with past practice or with respect to changes in benefits under broad-based Company Benefit Plans made in the ordinary course of business consistent with past practice that do not materially increase the cost of providing benefits thereunder, (B) grant any new equity award or other equity-based incentive compensation, (C) establish, adopt, enter into or amend in any material respect any Company Benefit Plan (or any plan, program, agreement or arrangement that would be a Company Benefit Plan if it were in existence on the date hereof), other than amendments made in the ordinary course of business consistent with past practice that do not materially increase the cost of providing benefits thereunder, (D) take any action to fund or in any way secure the payment of any compensation or benefits under any Company Benefit Plan, other than contributions made in the ordinary course of business consistent with past practice to any Company Benefit Plan that is intended to be "qualified" within the meaning of Section 401(a) of the Code or non-U.S. Applicable Law in the case of any Non-U.S. Company Benefit Plans, or (E) except as required by GAAP, materially change any actuarial or other assumption used to calculate funding obligations with respect to any pension plan, or change the manner in which contributions to any pension plan are made or the basis on which contributions are determined;

          (xiv)  (A) terminate the employment of any officer, senior director or senior manager of the Company or any of its Subsidiaries, other than due to such individual's death, disability or for cause (each as determined by the Company or its applicable Subsidiary in its reasonable discretion in the ordinary course of business consistent with past practice) or (B) other than in the ordinary course of business consistent with past practice, hire any individual as an officer, senior director or senior manager of the Company or any of its Subsidiaries;

           (xv)  provide any written or broad-based oral communication to any Company Personnel regarding the compensation, benefits or other treatment they will receive following the Effective Time (other than any ordinary course communication regarding any increase in compensation that, if effected, would be permitted under Section 5.01(a)(xiii)(A)), unless Parent is provided with the reasonable opportunity to review and comment on such communications (it being agreed that Parent shall use reasonable best efforts to respond promptly within three Business Days) or such communications are consistent with those previously agreed to by Parent and the Company;

          (xvi)  directly or indirectly acquire or agree to acquire in any transaction any equity interest in or business of any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity or division thereof or any properties or assets (other than purchases of supplies and inventory in the ordinary course of business consistent with past practice or any transaction solely between the Company and a wholly owned Subsidiary of the Company or between wholly owned Subsidiaries of the Company, in each case, in the ordinary course of business consistent with past practice) if the amount of the consideration paid or transferred by the Company and its Subsidiaries in connection with any such transactions would exceed $5,000,000 individually or $10,000,000 in the aggregate;

         (xvii)  enter into, modify, amend, extend, renew, replace or terminate any Collective Bargaining Agreement, other than in the ordinary course of business consistent with past practice;

        (xviii)  dissolve or liquidate any Subsidiary of the Company;

          (xix)  enter into any new line of business that is not reasonably related to the existing business of the Company or its Subsidiaries; or

           (xx)  agree, authorize, commit or propose to take any of the foregoing actions.

          (b)    Conduct of Business of Parent, Holdco, Parent Merger Sub and Company Merger Sub.    From the date of this Agreement until the earlier of the termination of this Agreement and the Effective Time, except (w) as prohibited or required by Applicable Law, (x) as set forth in Section 5.01(b) of the Parent Disclosure Letter, (y) as otherwise required or expressly contemplated by this Agreement or (z) if the Company shall otherwise consent (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall not, and shall not permit any of its Subsidiaries to, do any of the following:

              (i)  amend the Parent Organizational Documents in any material respect to the extent such amendment adversely affects the Parent Shares;

             (ii)  (A) redeem, purchase or otherwise acquire any of its issued and outstanding shares or other equity or voting interests, or any rights, warrants or options to acquire any of its shares or other equity or voting interests, except in connection with the satisfaction of Tax withholding obligations, the payment of any exercise or base price with respect to Parent Restricted Stock Awards, Parent Options, Parent SARs or Parent Restricted Stock Unit Awards or acquisitions by Parent in connection with the forfeiture of such equity awards or pursuant to a customary stock repurchase plan in accordance with Rule 10b-18 under the Exchange Act, (B) split, combine, subdivide, consolidate or reclassify any of its shares or other equity or voting interests or (C) incur any obligation to make any payments based on the price or value of Parent Securities or dividends paid thereon, other than, in the case of each of clauses (A) through (C) in connection with the grant of Parent equity-based awards under the

    Parent Stock Plans (including purchase rights under the Parent ESPP) in the ordinary course of business or as otherwise required under the terms of any Parent compensation or benefit plan, program, arrangement or agreements;

            (iii)  in the case of Parent, establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any of its shares or other equity or voting interests other than Parent's regular quarterly cash dividends on Parent Shares, not to exceed, in the case of any such dividend, $0.43 per share, subject to increase in the ordinary course of business; or

            (iv)  agree, authorize, commit or propose to take any of the foregoing actions.

        Section 5.02.    No Solicitation by the Company; Company Board Recommendation.

          (a)    No Solicitation.    Except as expressly permitted by this Section 5.02, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause its Subsidiaries, directors and officers (in their capacities as such), not to, and shall use its reasonable best efforts to cause (and shall direct) its and its Affiliates' employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives (collectively, "Representatives") not to, (i) directly or indirectly solicit, seek, initiate, knowingly encourage or knowingly facilitate any inquiries regarding, or the making of, any submission or announcement of a proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal, (ii) directly or indirectly engage in, continue or otherwise participate in any discussions or negotiations (with any Person other than the Company, its Subsidiaries and its and their respective Representatives, in their capacities as such) regarding, or furnish to any other Person any information in connection with or for the purpose of encouraging or facilitating, any a proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal, (iii) approve, endorse or recommend any Acquisition Proposal or (iv) enter into any Alternative Acquisition Agreement. The Company shall, and shall cause its Subsidiaries, directors and officers (in their capacities as such), and shall use its reasonable best efforts to cause (and shall direct) its and its Affiliates' Representatives to, (A) immediately cease and cause to be terminated all discussions and negotiations with any Person or its Representatives that may be ongoing with respect to any proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal, (B) immediately request the prompt return or destruction of all confidential information previously furnished any such Person or its Representatives and (C) immediately terminate all physical and electronic data room access previously granted to such Person or its Representatives. Any violation of the restrictions in this Section 5.02 applicable to the Company by (1) any of the Company's officers or directors or (2) by any other Representative of the Company (if the Company did not use reasonable best efforts to prevent such breach), shall be deemed to be a breach of this Section 5.02 by the Company.

          (b)    Discussions.    Notwithstanding anything to the contrary in this Agreement, if (i) at any time prior to obtaining the Company Stockholder Approval, the Company or any of its Representatives receives a written Acquisition Proposal that the Company Board reasonably believes is bona fide from any Person or group of Persons, which Acquisition Proposal did not result from any breach of Section 5.02(a), and (ii) in the case of the following clauses (B) and (C), the Company Board (or any committee thereof) determines in good faith, after consultation with a financial advisor of nationally recognized reputation and outside legal counsel, based on information then available, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, then the Company and its Representatives may (A) contact the Person or group of Persons who has made such Acquisition Proposal in order to clarify terms for the sole purpose of the Company Board informing itself about such Acquisition Proposal, (B) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Acquisition Proposal; provided, that the Company shall substantially concurrently provide or make available to Parent any such information that is provided or made available to such Person or group of Persons that was not previously provided to Parent or its Representatives and (C) engage in or otherwise participate in discussions or negotiations with (and only with) the Person or group of Persons making such Acquisition Proposal and their respective Representatives (in such Representatives' capacities as such).

          (c)    Notice of Acquisition Proposals.    The Company shall promptly (and in no event later than 24 hours after receipt) notify Parent in writing after receipt by the Company or any of its Representatives of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal, including of the identity of the Person making such proposal or offer and the material terms and conditions thereof (including any subsequent changes thereto), and shall promptly (and in no event later than 24 hours after receipt) provide copies to Parent of any written proposals, indications of interest or draft agreements and material related documentation provided by the Person making such proposal or offer or any of its Representatives relating to such proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal. The Company shall keep Parent reasonably informed, on a prompt basis, as to the status of (including changes to any material terms or conditions of, and any other material developments with respect to) such proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal (including by promptly (and in no event later than 24 hours after receipt) providing to Parent copies of any additional or revised proposals, indications of interest or draft agreements and material related documentation provided by the Person making such proposal or offer or any of its Representatives relating to such Acquisition Proposal). The Company agrees that it and its Subsidiaries will not enter into any agreement with any Person subsequent to the date of this Agreement which prohibits the Company from providing any information to Parent in accordance with this Section 5.02.

          (d)    Adverse Recommendation Change.    Except as set forth in this Section 5.02(d), the Company Board shall not (i) (A) change, withhold, withdraw, qualify or modify, in a manner adverse to Parent (or publicly propose or resolve to change, withhold, withdraw, qualify or modify), the Company Recommendation, (B) fail to include the Company Recommendation in the Proxy Statement/Prospectus, (C) approve, declare advisable or recommend, or publicly propose to approve, declare advisable or recommend to the stockholders of the Company, an Acquisition Proposal, (D) if a tender offer or exchange offer for shares of the Company that constitutes an Acquisition Proposal is commenced, fail to recommend against acceptance of such tender offer or exchange offer by the stockholders of the Company (including, for these purposes, by disclosing that it is taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer) by the earlier of ten Business Days after commencement of such tender offer or exchange offer and two days prior to the Company Stockholders Meeting (provided, that, for the avoidance of doubt, a statement that the Company Board recommends against acceptance of such tender or exchange offer but, in accordance with Section 5.02, is engaging in discussions or negotiations with the person making such tender or exchange offer, shall not be deemed to be an Adverse Recommendation Change) or (E) if an Acquisition Proposal is made public, fail to reaffirm the Company Recommendation upon the request of Parent within ten Business Days after Parent requests such reaffirmation (it being acknowledged and agreed that the Company Board shall only be obligated to make one reaffirmation with respect to any Acquisition Proposal and one reaffirmation with respect to any amendment thereto) (any action described in this clause (i), an "Adverse Recommendation Change") or (ii) authorize, adopt or approve an Acquisition Proposal, or cause or permit the Company or its Subsidiaries to enter into any Alternative Acquisition Agreement. Notwithstanding anything herein to the contrary, at any time prior to obtaining the Company Stockholder Approval, the Company Board may (I) effect an Adverse Recommendation Change in a situation that is not in response to a Superior Proposal if the Company Board has determined in good faith, after consultation with outside legal counsel, that the failure to effect an Adverse Recommendation Change would reasonably be expected to be inconsistent with the directors' fiduciary duties under Applicable Law or (II) if the Company receives an Acquisition Proposal that the Company Board determines in good faith, after consultation with a financial advisor of nationally recognized reputation and outside legal counsel, constitutes a Superior Proposal, authorize, adopt or approve such Superior Proposal and cause or permit the Company to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal; provided, however, that the Company Board may take the actions described in (x) clause (II) if the Company terminates this Agreement in accordance with Section 8.01(f) concurrently with entering into such Alternative Acquisition Agreement and pays the Termination Fee in compliance with Section 8.03(b) and (y) clause (I) or (II) if:

              (i)  the Company has provided prior written notice to Parent of its or the Company Board's intention to take such actions at least four Business Days in advance of taking such action, which notice shall specify (x) in the case of a Superior Proposal, the material terms of the Superior Proposal and shall include a copy of the relevant proposed transaction agreements with, and the identity of, the Person making the Superior Proposal, or (y) in the case of a proposed Adverse Recommendation Change not involving a Superior Proposal, the material circumstances giving rise to the Adverse Recommendation Change (and the Company shall keep Parent reasonably informed of any material developments with respect thereto) (it being agreed that neither (x) the delivery of such a notice by the Company nor (y) the public announcement that the Company Board (or any committee thereof) has received an Acquisition Proposal, is evaluating such Acquisition Proposal and has delivered such notice shall constitute an Adverse Recommendation Change);

             (ii)  after providing such notice and prior to effecting an Adverse Recommendation Change, the Company shall have, and shall have caused its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) during such four Business Day period to make such adjustments as requested by Parent in the terms and conditions of this Agreement as would permit the Company Board not to effect such Adverse Recommendation Change; and

            (iii)  the Company Board shall have considered in good faith any changes to this Agreement or other arrangements that may be offered in writing by Parent by 5:00 PM New York City time on the fourth Business Day of such four Business Day period and shall have determined in good faith (A) with respect to a proposed Adverse Recommendation Change not based on the receipt of a Superior Proposal, after consultation with outside legal counsel, that it would continue to be inconsistent with the directors' fiduciary duties under Applicable Law not to effect the Adverse Recommendation Change and (B) with respect to the actions described in Section 5.02(d)(II), after consultation with a financial advisor of nationally recognized reputation and outside legal counsel, that the Acquisition Proposal received by the Company would continue to constitute a Superior Proposal, in each case, if such changes offered in writing by Parent were given effect (it being understood and agreed that any amendment to any financial or other material term of such Superior Proposal shall require a new notice in accordance with Section 5.02(d)(i) and a new two Business Day period).

          (e)    Disclosure Obligations.    Nothing contained in this Agreement shall prevent the Company or the Company Board from issuing a customary "stop, look and listen" communication pursuant to Rule 14d-9(f) under the Exchange Act or complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal or from making any disclosure to the Company's stockholders if the Company Board concludes, after consultation with outside legal counsel, that its failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under Applicable Law; provided that any Adverse Recommendation Change may only be made in accordance with Section 5.02(d).

          (f)    For purposes of this Agreement:

              (i)  "Acquisition Proposal" means any bona fide proposal or offer from any Person or group of Persons (other than Parent, Holdco, Parent Merger Sub or Company Merger Sub) providing for (a) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of (1) 15% or more (based on the fair market value) of assets (including capital stock of the Company's Subsidiaries) of the Company and its Subsidiaries, taken as a whole, or (2) shares or other equity securities of the Company which together with any other shares or other equity securities of the Company beneficially owned by such person or group, would equal 15% or more of aggregate voting power of the Company, (b) any tender offer or exchange offer that, if consummated, would result in any Person or group owning, directly or indirectly, 15% or more of the aggregate voting power of the Company, (c) any merger, amalgamation, consolidation, business combination, recapitalization, joint venture, binding share exchange or similar transaction involving the Company pursuant to which any Person or group (or the stockholders of any Person) would own, directly or indirectly, 15% or more of the aggregate voting power of the Company or of the surviving or resulting entity in a merger or amalgamation or the resulting direct or indirect parent of the Company or such surviving or resulting entity or (d) any combination of the foregoing, other than, in each case, the transactions contemplated by this Agreement.

             (ii)  "Superior Proposal" means any bona fide Acquisition Proposal from a Person or group of Persons (other than Parent, Holdco, Parent Merger Sub or Company Merger Sub and any entity that is a party to a Voting Agreement or any of its Affiliates) (with all percentages in the definition of Acquisition Proposal increased to sixty-five percent (65%)) and which the Company Board determines in good faith (after consultation with a financial advisor of nationally recognized reputation and outside legal counsel) (x) is reasonably likely to be consummated in accordance with its terms and (y) if consummated, would be more favorable from a financial point of view to the holders of Company Shares than the Mergers, in each case, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and of this Agreement (including any changes to the terms of this Agreement proposed by Parent and any fees to be paid by the Company pursuant to Section 8.03 and (z) did not result from a breach (other than an immaterial breach) of Section 5.02(a) by the Company or any violation of the restrictions set forth in Section 5.02(a) by any director or officer of the Company (acting in its capacity as such) or any other Representatives of the Company if the Company did not use reasonable best efforts to prevent such violation.

        Section 5.03.    Holdco, Parent Merger Sub and Company Merger Sub Stockholder Approval.     Parent shall, immediately following the execution of this Agreement, approve this Agreement in its capacity as the sole stockholder of Holdco in accordance with Applicable Law and the Holdco Organizational Documents, and Holdco shall, immediately following the execution of this Agreement, approve this Agreement in its capacity as the sole stockholder of Parent Merger Sub and Company Merger Sub, in accordance with Applicable Law and the Parent Merger Sub Organizational Documents and the Company Merger Sub Organizational Documents, respectively.

 ARTICLE VI

ADDITIONAL AGREEMENTS

        Section 6.01.    Preparation and Mailing of the Proxy Statement/Prospectus; Form S-4; Company Stockholders Meeting.

          (a)   As promptly as reasonably practicable after the date of this Agreement, Parent and the Company shall prepare and cause to be filed with the SEC mutually acceptable proxy materials that will constitute the proxy statement/prospectus relating to the matters to be submitted to the stockholders of the Company at the Company Stockholders Meeting (as amended or supplemented from time to time, the "Proxy Statement/Prospectus") and Parent will prepare (with the Company's reasonable cooperation) and will cause Holdco to file with the SEC a registration statement on Form S-4 in connection with the Holdco Stock Issuance (as amended or supplemented from time to time, the "Form S-4"). The Proxy Statement/Prospectus will be included in and will constitute a part of the Form S-4. The Form S-4 and the Proxy Statement/Prospectus will comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act. Each of Holdco, Parent and the Company shall (i) use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing (including by responding to comments of the SEC in accordance with the terms hereof), and prior to the effective date of the Form S-4 and (ii) take all action reasonably required to be taken under any applicable state securities Laws in connection with the Holdco Stock Issuance. Each of Parent and the Company shall furnish all information as may be reasonably requested by the other in connection with any such action and the preparation, filing and distribution of the Form S-4 and the Proxy Statement/Prospectus. Subject in each case to Section 5.02, the Company Board shall make the Company Recommendation to the Company's stockholders and the Company shall include such recommendation in the Proxy Statement/Prospectus. As promptly as practicable after the Form S-4 shall have become effective, the Company shall use its reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to its stockholders. No filing of, or amendment or supplement to, the Form S-4 will be made by Holdco, and no filing of, or amendment or supplement to, the Proxy Statement/Prospectus will be made by the Company, in each case without providing the other parties hereto with a reasonable opportunity to review and comment thereon. None of the Form S-4, the Proxy Statement/Prospectus or any amendment or supplement thereto shall be filed without the approval of all parties hereto, which approval shall not be unreasonably withheld or delayed. If at any time prior to the Effective Time any information relating to Parent, the Company or any of their respective Affiliates, directors or officers, is discovered by Parent or the Company which should be set forth in an amendment or supplement to either the Form S-4 or the Proxy Statement/Prospectus, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party hereto that discovers such information shall promptly notify the other party hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company. Each party hereto shall notify the other parties hereto promptly of the time when such party receives notice that the Form S-4 has become effective and the issuance of any stop order or suspension of the qualification of the shares of Holdco Common Stock issuable in the Holdco Stock Issuance for sale in any jurisdiction. In addition, each party hereto agrees to provide the other parties hereto and their respective counsel with copies of any written comments, and shall inform the other party hereto of any oral comments, that such party hereto or its counsel may receive from time to time from the SEC or its staff with respect to the Form S-4 or the Proxy Statement/Prospectus promptly after receipt of such comments, and any written or oral responses thereto. Each party hereto and its respective counsel shall be given a reasonable opportunity to review any such written responses and each party hereto shall give due consideration to the additions, deletions or changes suggested thereto by the other party hereto and its counsel. Notwithstanding anything to the contrary in this Section 6.01, nothing in this Section 6.01 shall prohibit the Company or Parent from making any filing of any Quarterly Report on Form 10-Q, Annual Report on Form 10-K or Current Report on Form 8-K required pursuant to the Exchange Act or any press release or public statement or filing to be issued or made in order to effect an Adverse Recommendation Change made pursuant to and in accordance with Section 5.02.

          (b)   Subject to Section 6.01(a), and notwithstanding any Adverse Recommendation Change, the Company shall take all necessary actions in accordance with Applicable Law, the Company Organizational Documents and the rules of the NYSE to duly call, give notice of, convene and hold the Company Stockholders Meeting for the purpose of obtaining the Company Stockholder Approval as soon as reasonably practicable after the Form S-4 is declared effective under the Securities Act. Unless there has been an Adverse Recommendation Change in accordance with the terms of this Agreement, the Company shall use its reasonable best efforts to obtain the Company Stockholder Approval. The Company shall not adjourn, recess or postpone the Company Stockholders Meeting, except that the Company may, acting in good faith after consulting with its outside legal counsel, adjourn, recess or postpone the Company Stockholders Meeting (i) to the extent (and only to the extent) necessary to ensure that any required supplement or amendment to the Proxy Statement/Prospectus is provided to the stockholders of the Company within a reasonable amount of time in advance of the Company Stockholders Meeting, (ii) if as of the time for which the Company Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement/Prospectus) there are insufficient Company Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting or to solicit additional proxies and votes in favor of adoption of this Agreement if sufficient votes to constitute the Company Stockholder Approval have not been obtained, but only to the extent necessary to obtain such quorum or such sufficient votes and the Company (unless there has been an Adverse Recommendation Change) uses its reasonable best efforts to obtain such a quorum or such sufficient votes as promptly as reasonably practicable or (iii) to the extent (and only to the extent) required by Applicable Law, and, unless the Company and Parent are then in negotiations pursuant to Section 5.02(d)(ii), in no event shall all such adjournments, recesses or postponements exceed 10 Business Days in the aggregate, except as required to comply with Applicable Law or the provisions of the Company Organizational Documents.

          (c)   The Company agrees that, unless this Agreement is terminated in accordance with its terms prior thereto, its obligations to hold the Company Stockholders Meeting pursuant to this Section 6.01 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal or by the making of any Adverse Recommendation Change by the Company Board.

        Section 6.02.    Access to Information; Confidentiality.     Subject to Applicable Law, the Company shall, and shall cause each of its Subsidiaries to, afford Parent and Parent's Representatives reasonable access, upon reasonable advance notice and during normal business hours, during the period prior to the Effective Time, to all their respective properties, books, contracts, commitments, personnel and records and, during such period, the Company shall, and shall cause its Subsidiaries to, furnish promptly to the Parent (a) to the extent not publicly available, a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws or commission actions and (b) all other information concerning its business, properties and personnel as may be reasonably requested (in each case, in a manner so as to not interfere in any material respect with the normal business operations of the Company its Subsidiaries); provided, however, that the Company shall not be required to permit such access or make such disclosure, to the extent that such disclosure or access would reasonably be likely to (i) violate the terms of any confidentiality agreement or other Contract with a third party (provided that the Company shall use its reasonable best efforts to obtain the required consent of such third party to such disclosure or access), (ii) result in the loss of any attorney-client privilege (provided that the Company shall use its reasonable best efforts to allow for such access or disclosure (or as much of it as possible) in a manner that would not be reasonably likely to risk a loss of attorney-client privilege), (iii) violate any Applicable Law, or (iv) result in any environmental sampling or testing without the Company's prior written consent (provided that the Company shall not unreasonably withhold such consent). If any material is withheld by the Company pursuant to the immediately preceding sentence, the Company shall, to the extent possible without violating an agreement or Applicable Law or risking a loss of attorney-client privilege, inform Parent as to the general nature of what is being withheld. Notwithstanding anything contained in this Agreement to the contrary, the Company shall not be required to provide any access or make any disclosure to Parent pursuant to this Section 6.02 to the extent such access or information is reasonably pertinent to a litigation where the Company or any of its Affiliates, on the one hand, and Parent or any of its Affiliates, on the other hand, are adverse parties. The Company may, as it deems advisable and necessary, reasonably designate any competitively sensitive material to be provided to the Parent under this Section 6.02 as "Outside Counsel Only Material." Such material and the information contained therein shall be given only to the outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the Company or its legal counsel. All information exchanged pursuant to this Section 6.02 shall be subject to the confidentiality agreement, dated as of December 14, 2017, between Parent and the Company (the "Confidentiality Agreement"). Subject to the limitations and restrictions set forth in, and without expanding the obligations of the parties hereto under, this Section 6.02, the Company shall, and shall cause its Subsidiaries to, reasonably cooperate with Parent and its Subsidiaries to facilitate the planning of the integration of the parties hereto and their respective businesses after the Closing Date, including using reasonable best efforts to take actions prior to the Closing Date with respect to the development, dissemination and implementation of programs as set forth on Section 6.02 of the Parent Disclosure Letter.

        Section 6.03.    Reasonable Best Efforts.

          (a)   Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with the other parties hereto and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as reasonably practicable and to consummate and make effective, in the most expeditious manner reasonably practicable, the Mergers and the other transactions contemplated by this Agreement, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtain all approvals, consents, registrations, waivers, Permits (including any Permit transfer, amendment or reissuance), authorizations, orders and other confirmations from any Governmental Entity or third party necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including the transfer of any Environmental Permit, (iii) execute and deliver any additional instruments necessary to consummate the Mergers and the other transactions contemplated by this Agreement and (iv) defend or contest in good faith any Action brought by a third party that could otherwise prevent or impede, interfere with, hinder or delay in any material respect the consummation of the transactions contemplated by this Agreement, in the case of each of clauses (i) through (iv), other than with respect to filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, approvals, consents, registrations, Permits, authorizations and other confirmations relating to Regulatory Laws which are the subject of Section 6.03(c) and Section 6.03(d).

          (b)   In furtherance and not in limitation of the foregoing, the Company and Parent shall each use its reasonable best efforts to (i) take all action necessary to ensure that no "fair price", "moratorium", "control share acquisition" or other similar antitakeover statute or similar statute or regulation (collectively, "Takeover Laws") is or becomes applicable to any of the transactions contemplated by this Agreement and refrain from taking any actions that would cause the applicability of such Takeover Laws and (ii) if the restrictions of any Takeover Law become applicable to any of the transactions contemplated by this Agreement, take all action necessary to ensure that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise lawfully minimize the effect of such Takeover Law on the transactions contemplated hereby.

          (c)   Each of the parties hereto agrees to (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act within ten Business Days after the date of this Agreement, unless otherwise mutually agreed to by the parties hereto, and any other applicable Regulatory Law with respect to the transactions contemplated by this Agreement as promptly as reasonably practicable and advisable following the date hereof, (ii) supply as promptly as practicable and advisable any additional information and documentary material that may be requested pursuant to the HSR Act or any other applicable Regulatory Law and (iii) use reasonable best efforts to take or cause to be taken all other actions necessary to cause as promptly as reasonably practicable the expiration or termination of the applicable waiting periods under the HSR Act and any other applicable Regulatory Laws and to obtain as promptly as reasonably practicable all consents under any Regulatory Laws that may be required by the FTC, DOJ or any Governmental Entity with competent jurisdiction, so as to enable the parties hereto to consummate the Mergers and the other transactions contemplated hereby. In furtherance and not in limitation of the foregoing, each party hereto shall take or cause to be taken as promptly as practicable all actions necessary to resolve objections, if any, as may be asserted with respect to the transactions contemplated by this Agreement under any Regulatory Law, including (A) defending any Action challenging this Agreement or the consummation of the transactions contemplated hereby (including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed), (B) executing settlements, undertakings, consent decrees, stipulations or other agreements with any Governmental Entity or with any other Person, (C) selling, divesting, conveying or holding separate or otherwise taking any other action that limits Parent's and its Subsidiaries' freedom of action with respect to, or their ability to retain, particular products, assets or businesses of Parent or the Company or their respective Subsidiaries, or agreeing to take any such action, (D) terminating existing relationships, contractual rights or obligations of the Company or Parent or their respective Subsidiaries and (E) effectuating any other change or restructuring of the Company or Parent or their respective Subsidiaries, in each case, to the extent necessary to obtain all consents that may be required under the HSR Act or any other applicable Regulatory Laws or to resolve any objections asserted by any Governmental Entity with competent jurisdiction (all such actions referenced in clauses (B), (C), (D) and (E) are "Divestiture Actions"), provided, however, that in the event that alternative Divestiture Actions would result in the parties resolving objections, if any, as may be asserted with respect to the transactions contemplated by this Agreement under any Regulatory Law and obtaining all consents under requisite Regulatory Laws that may be required by the FTC, DOJ or any Governmental Entity with competent jurisdiction, so as to enable the parties hereto to consummate the Mergers and the other transactions contemplated hereby, as between the Company and Parent, Parent shall be entitled to make the final determination as to which of such alternative Divestiture Actions to pursue so long as such determination otherwise complies with the terms of this Agreement. The obligations of the parties hereto to take Divestiture Actions shall be subject to Sections 6.03(e) and 6.03(f).

          (d)   Each of the parties hereto shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Entity by any Person in connection with the transactions contemplated by this Agreement and in connection with any investigation or other inquiry by or before a Governmental Entity relating to the transactions contemplated by this Agreement, including any proceeding initiated by a private party, (ii) keep the other parties hereto informed in all material respects and on a reasonably timely basis of any communication received by such party from, or given by such party to, the FTC, the DOJ or any Governmental Entity and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated by this Agreement, (iii) subject to Applicable Laws relating to the exchange of information, and to the extent reasonably practicable, consult with the other parties hereto with respect to information relating to the other parties hereto and their respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any Governmental Entity, or in any filings or submissions in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby (it being understood that certain documents including those submitted under Item 4(c) or 4(d) of the Notification and Report Form pursuant to the HSR Act may be subject to reasonable redactions), and (iv) to the extent practicable and permitted by the FTC, the DOJ or such other applicable Governmental Entity or private party, as the case may be, give the other parties hereto the opportunity to attend and participate in any meetings and conferences.

          (e)   In no event shall Parent or any of its Subsidiaries be required to take, and the Company and its Subsidiaries shall not take or agree to take, any Divestiture Action that would result in a Burdensome Effect. For purposes hereof, "Burdensome Effect" means any Divestiture Action with respect to any products, services, assets, businesses or contractual arrangements of the Company, Parent or any of their respective Subsidiaries if such Divestiture Action, taken together with all other Divestiture Actions, would require (i) the divestiture of any mill that had annual production capacity as of September 30, 2017 of more than 600,000 tons of product (in the case of a mill owned by Parent, as disclosed in the most recent Annual Report on Form 10-K filed by Parent with the SEC as of the date hereof) or (ii) any Divestiture Actions (without giving effect to a Divestiture Action contemplated by clause (i) above) that would reasonably be expected to have a material adverse effect on the Company, Parent and their respective Subsidiaries, taken as a whole (provided that for purposes of determining whether Divestiture Actions with respect to any products, services, assets, businesses or contractual arrangements of the Company, Parent or their respective Subsidiaries would reasonably be expected to have a material adverse effect on the Company, Parent and their respective Subsidiaries, taken as a whole, the Company, Parent and their respective Subsidiaries, taken as a whole, will be deemed to be a company the size of (and with net sales and net earnings equal to the comparable financial metrics of those of) the Company and its Subsidiaries, taken as a whole).

          (f)    Neither the Company nor any of its Subsidiaries shall be required to take or agree to take any Divestiture Action unless the effectiveness thereof is conditioned upon the Closing, and neither the Company nor any of its Subsidiaries shall take or agree to any Divestiture Action inconsistent with Section 6.03(e) without Parent's prior written consent.

        Section 6.04.    Indemnification, Exculpation and Insurance.

          (a)   Parent and Holdco each agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors, officers or employees of the Company and its Subsidiaries as provided in their respective organizational documents and any indemnification or other similar agreements of the Company or any of its Subsidiaries, in each case as in effect on the date of this Agreement, shall be assumed, at the at the Effective Time by the Surviving Company, and shall survive the Company Merger and continue in full force and effect in accordance with their terms.

          (b)   Following the Effective Time, the Surviving Company shall, and Parent and Holdco shall cause the Surviving Company to, (i) maintain in effect the provisions in its certificate of incorporation or bylaws to the extent they provide for indemnification, advancement and reimbursement of expenses and exculpation of each individual who was prior to the date hereof or is as of the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of the Company or any of its Subsidiaries or who is as of the date of this Agreement, or who thereafter commences prior to the Effective Time, serving at the request of the Company or any of its Subsidiaries as a director or officer of another Person, as applicable (each a "Company Indemnified Party") with respect to facts or circumstances occurring at or prior to the Effective Time and (ii) to indemnify, defend and hold harmless each Company Indemnified Person with respect to facts or circumstances occurring at or prior to the Effective Time to the fullest extent permitted from time to time under Applicable Law (and pay the reasonable fees and expenses of counsel selected by the Company Indemnified Parties promptly after statements therefor are received and otherwise advance to such Company Indemnified Party upon request, reimbursement of documented expenses reasonably incurred (provided that the person to whom expenses are advanced provides an undertaking to repay such advance if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such person is not legally entitled to indemnification under Applicable Law)).

          (c)   In the event that Parent, Holdco the Surviving Company or any of its successors or assigns (i) consolidates or amalgamates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation, amalgamation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Parent, Holdco or the Surviving Company, as applicable, shall cause proper provision to be made so that the successors and assigns of Parent, Holdco or the Surviving Company, as applicable, assume the obligations set forth in this Section 6.04.

          (d)   For a period of six years from and after the Effective Time, Holdco and Parent shall cause the Surviving Company to either cause to be maintained in effect the current policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by the Company or its Subsidiaries or provide substitute policies for the Company and its current and former directors and officers who are currently covered by the directors' and officers' and fiduciary liability insurance coverage currently maintained by the Company in either case, of not less than the existing coverage and having other terms not less favorable to the insured persons than the directors' and officers' liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts or events that occurred on or before the Effective Time (with insurance carriers having at least an "A" rating by A.M. Best with respect to directors' and officers' liability insurance and fiduciary liability insurance); provided that in no event shall the Surviving Company, Parent or Holdco be required to pay an annual premium for such insurance in excess of 300% of the aggregate annual premium payable by the Company for such insurance policy for the fiscal year ended December 31, 2017 (the "Maximum Amount"); provided, however, that if such insurance can only be obtained at an annual premium in excess of the Maximum Amount, the Surviving Company, Parent or Holdco shall obtain the most advantageous policy of directors' and officers' insurance obtainable for an annual premium equal to the Maximum Amount. In lieu of such insurance, prior to the Closing Date the Company may, if it has received the prior written consent of Parent, purchase a "tail" directors' and officers' liability insurance policy and fiduciary liability insurance policy for the Company and its current and former directors and officers who are currently covered by the directors' and officers' and fiduciary liability insurance coverage currently maintained by the Company, such tail to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the insured persons than the directors' and officers' liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts or events that occurred on or before the Effective Time. In the event the Company purchases such tail coverage, the Surviving Company shall cease to have any obligations under the first sentence of this Section 6.04(d). For a period of six years from and after the Effective Time, the Surviving Company shall maintain such policies in full force and effect, and continue to honor the obligations thereunder.

          (e)   From and after the Effective Time, Parent and Holdco shall guarantee the prompt payment of the obligations of the Surviving Company and its Subsidiaries under this Section 6.04.

          (f)    The provisions of this Section 6.04 (i) shall survive consummation of the Mergers, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Company Indemnified Parties), his or her heirs and his or her representatives, and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

        Section 6.05.    Section 16 Matters.     Prior to the Effective Time, each of Holdco, Parent and the Company shall be permitted to take such steps as may be reasonably necessary to cause dispositions of Parent equity securities (including derivative securities) and Company equity securities (including derivative securities) and acquisitions of Holdco equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is subject to Section 16 of the Exchange Act, or who will become subject to Section 16 of the Exchange Act as of the Effective Time, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

        Section 6.06.    Public Announcements.     Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by Applicable Law, court process or the rules and regulations of any national securities exchange or national securities quotation system; provided, however, that the foregoing shall not apply to any release or other public statement to the extent containing information that is consistent with the joint press release referred to below or any other release or public statement previously issued or made in accordance with this Section 6.06 or as may be required by applicable Law or by obligations of a party hereto pursuant to any listing agreement between such party and any national securities exchange; provided, further, that the Company need not consult Parent in connection with the matters referred to in and in accordance with Section 5.02, including any press release or public statement to be issued or made in order to effect an Adverse Recommendation Change made pursuant to and in accordance with Section 5.02, and Parent need not consult the Company in connection with any matters referred to in Section 5.02. The parties hereto agree that the initial press release to be issued with respect to the transactions contemplated hereby following execution of this Agreement shall be a joint press release in the form heretofore agreed to by Parent and the Company. Except as expressly contemplated by this Agreement (including the exceptions contemplated by the first sentence of this Section) or as required by Applicable Law, no party hereto shall issue any press release or make any public statement regarding the other party hereto or such other party's operations, directors, officers or employees without obtaining such other party's prior written consent.

        Section 6.07.    Employee Matters.

          (a)   For a period of at least one year following the Closing Date, Holdco shall, or shall cause its Subsidiaries to, provide each employee of the Company or any of its Subsidiaries (other than those employees whose terms and conditions of employment are governed by a Collective Bargaining Agreement, whose compensation and benefits shall be provided in accordance with any applicable Collective Bargaining Agreement) who remains in the employment of Holdco or any of its Subsidiaries during such period (each, a "Continuing Employee") with (i) at least the same salary, wages and incentive compensation opportunities (which may be provided in the form of cash or equity compensation) as the salary, wages and incentive compensation opportunities provided to such Continuing Employee as of immediately prior to the Closing Date (including equity compensation) and (ii) employee benefits that are substantially comparable in the aggregate to the employee benefits provided to such Continuing Employee under the applicable Company Benefit Plans disclosed to Parent in Section 3.14(a) of the Company Disclosure Letter or Victory Benefit Plans disclosed within 30 calendar days after the date of this Agreement, in each case, as in effect as of immediately prior to the Closing Date (other than equity compensation and defined benefit pension benefits); provided, that any employee benefits provided by the Company or any of its Subsidiaries pursuant to the requirements of Applicable Law shall be provided by Holdco and its Subsidiaries pursuant to Applicable Law; provided further that, during such one year period, in no event shall a Continuing Employee's eligibility for severance compensation be reduced.

          (b)   Holdco shall, or shall cause its Subsidiaries to, credit each Continuing Employee for service earned on and prior to the Effective Time with the Company and its Affiliates, or any of their respective predecessors, in addition to service earned with Holdco and its Subsidiaries on or after the Closing Date, (i) to the extent that service is relevant for purposes of eligibility, vesting or the calculation of vacation, sick days, severance, layoff or similar benefits (but not for purposes of defined benefit pension benefit accruals) under any employee benefit plan, program or arrangement of Holdco or any of its Subsidiaries in which the Continuing Employees are eligible to participate on or after the Closing Date (other than any such plan that as of immediately prior to the Closing Date is frozen to new participants) and (ii) for such additional purposes as may be required by Applicable Law, in each case, if an analogous Company Benefit Plan was in effect as of immediately prior to the Closing Date, to the extent such service would have been recognized by the Company or its applicable Subsidiary under such analogous Company Benefit Plan as of immediately prior to the Closing Date; provided that nothing herein shall result in a duplication of benefits with respect to Continuing Employees.

          (c)   Holdco shall, and shall cause its Subsidiaries to, waive (or, in the case of any insured arrangements, use commercially reasonable efforts to waive) limitations on benefits relating to any pre-existing conditions of Continuing Employees and their eligible spouses and dependents and any evidence of insurability, actively at work, or similar requirements, limitations or exclusions. Holdco shall, and shall cause its Subsidiaries to, recognize for purposes of annual deductible and out-of-pocket limits under their health, dental and vision plans applicable to Continuing Employees, deductible and out-of-pocket expenses paid by Continuing Employees and their respective spouses and dependents under the Company's or any of its Affiliates' health plans in the calendar year in which the Effective Time occurs.

          (d)   Holdco shall, and shall cause its Subsidiaries to, honor the terms of the Company Benefit Plans, including the retention and severance agreements contemplated in Section 5.01(a)(xiii) of the Company Disclosure Letter.

          (e)   Bonuses for any performance cycle that has commenced but not ended prior to the Closing Date shall be treated in accordance with Section 6.07(e) of the Company Disclosure Letter.

          (f)    Without otherwise limiting the generality of Section 9.07, the provisions of this Section 6.07 are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Continuing Employee or other current or former employee of the Company or any of its Affiliates), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (including with respect to the matters provided for in this Section 6.07) under or by reason of any provision of this

  Agreement. Nothing in this Section 6.07 shall constitute or be deemed to constitute the establishment, adoption or amendment of any Company Benefit Plan or any other employee benefit plan, program, agreement or other arrangement. Neither Holdco nor any of its Subsidiaries shall have any obligation to continue to employ or retain the services of any Continuing Employee or any other employee of the Company or any of its Affiliates for any period of time following the Closing.

        Section 6.08.    Holdco, Parent Merger Sub and Company Merger Sub; Parent Subsidiaries; Company Subsidiaries.     Parent shall cause each of Holdco, Parent Merger Sub, Company Merger Sub and any other applicable Subsidiary of Parent to comply with and perform all of its obligations under or relating to this Agreement, including in the case of Parent Merger Sub its obligation to consummate the Parent Merger on the terms and conditions set forth in this Agreement and, in the case of Company Merger Sub its obligation to consummate the Company Merger on the terms and conditions set forth in this Agreement. The Company shall cause each of its Subsidiaries to comply with and perform all of its obligations under or relating to this Agreement.

        Section 6.09.    Stock Exchange De-Listing.     Parent shall cause the Company's securities to be de-listed from the NYSE and de-registered under the Exchange Act as soon as practicable following the Effective Time.

        Section 6.10.    Credit Facility Matters.     At the written request of Parent to be provided at least ten days prior to the Effective Time, the Company shall provide any requisite notices to terminate the Existing Credit Facility as of the Effective Time, with such notices being conditional upon the effectiveness of the consummation of the transactions contemplated hereby, and shall request and use reasonable best efforts to obtain and deliver to Parent at the Effective Time a payoff letter (or confirmation that no amounts are then outstanding under the Existing Credit Facility and that all commitments, guaranties and security interest thereunder have been terminated) from the agent under the Existing Credit Facility in form and substance reasonably satisfactory to the Company and Parent with respect thereto.

        Section 6.11.    Financing Cooperation.

          (a)   Parent shall and shall cause its Affiliates and its and their Representatives to use their respective reasonable best efforts to arrange debt financing of Parent or any of its Affiliates necessary to be obtained in connection with the transactions contemplated hereby (the "Financing").

          (b)   Prior to the Closing Date, the Company shall use its reasonable best efforts to provide, and to cause its Subsidiaries and Representatives to provide, to Parent, in each case at Parent's sole expense, such reasonable cooperation as is customary and reasonably requested by Parent in connection with the arrangement of the Financing, including using its reasonable best efforts to (i) furnish Parent and its financing sources with information regarding the Company and its Subsidiaries of a type and form customarily included in an offering memorandum with respect to a private placement pursuant to Rule 144A promulgated under the Securities Act for financings similar to such financing or required in a registration statement on Form S-1 by Regulation S-X and Regulation S-K under the Securities Act (including pro forma financial information, provided that it is understood that assumptions underlying the pro forma adjustments to be made are the responsibility of Parent) for registered offerings of debt securities, and information relating to the Company and its Subsidiaries customary for use in information documents with respect to the placement, arrangement or syndication of loans of the type contemplated by such financing, as applicable (including using reasonable best efforts to deliver to Parent, with respect to the Company and its Subsidiaries, (A) audited consolidated balance sheets and related consolidated statements of income, shareholder's equity and cash flows for the three most recently completed fiscal years ended at least 60 days prior to the Closing Date, and (B) unaudited consolidated balance sheets and related consolidated statements of income and cash flows for each interim fiscal quarter ended since the last audited financial statements and at least 35 days prior to the Closing Date, which financial statements shall be prepared on a basis consistent with and shall otherwise comply with the requirements set forth with respect to financial statements of the Company in Section 3.05(b)) (information required to be delivered pursuant to this clause (i) being referred to as the "Required Financial Information"), (ii) cause its senior management to be available for and participate in a reasonable number of requested meetings (including customary one-on-one meetings (or conference calls in lieu thereof) that are requested in advance with the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, such financing and the Company's senior management and representatives), presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies and Parent's financing sources in connection with such financing, (iii) assist with the preparation of customary materials for rating agency presentations, offering documents, bank information memoranda and similar documents reasonably required in connection with such financing, (iv) request its independent auditors to provide reasonable assistance to Parent (including by providing consent to Parent to prepare and use their audit reports relating to the Company and any necessary "comfort letters" (including "negative assurance"), in each case, on customary terms in connection with such financing), (v) take all corporate actions, subject to the occurrence of the Closing Date, reasonably requested by Parent to permit the consummation of such financing and to permit the proceeds thereof to be made available to Parent at the Closing Date, (vi) cooperate reasonably with Parent's financing sources' due diligence, to the extent customary and reasonable, (vii) arrange for customary payoff letters, lien terminations and instruments of discharge to be delivered on the Closing Date providing for the payoff, discharge and termination on the Closing Date of all indebtedness contemplated by the definitive agreements in respect of such financing to be paid off, discharged and terminated on the Closing Date, (viii) provide customary materials that facilitate the perfection or enforcement of liens on the assets of the Company or any of its Subsidiaries pursuant to such agreements as may be reasonably requested for such financing, (ix) to the extent reasonably requested by Parent or its financing sources, furnish Parent and its financing sources at least three Business Days prior to the Closing Date with all documentation and other information required by Governmental Entities with respect to such financing under applicable "know your customer" and anti-money laundering rules and regulations, (x) cooperate with the marketing efforts of Parent and its financing sources and (xi) provide requested customary authorization letters to Parent's financing sources and (xiv) at the reasonable request of Parent, file a report on Form 8-K with the SEC disclosing information identified by Parent relating to the Company and its Subsidiaries for purposes of permitting such information to be included in marketing materials or memoranda for such financing to be provided to potential investors who do not wish to receive material non-public information with respect to the Company and its Subsidiaries, which information shall be subject to the approval of the Company, not to be unreasonably withheld, delayed or conditioned (any such filing a "Company Financing Filing").

          (c)   In no event shall this Section 6.11 require the Company or any of its Subsidiaries to (1) bear any cost or expense, pay any fee, enter into any definitive agreement or incur any other liability prior to the Closing in connection with any debt financing of Parent or any of its Affiliates in connection with the transactions contemplated hereby, (2) take any actions to the extent such actions would unreasonably interfere with the ongoing business or operations of the Company and its Subsidiaries, (3) take any action that would reasonably be expected to conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, the certificate of incorporation and bylaws or comparable organizational documents of the Company or any of its Subsidiaries, any Applicable Law or any Contract to which the Company or any of its Subsidiaries is a party, (4) cause or facilitate the Company Board or any board of directors or equivalent bodies of any of the Company Subsidiaries to approve or adopt any Financing or agreements related thereto (or any alternative financing) at or prior to the Effective Time or

  (5) execute or deliver any definitive agreements, certificates or instruments (other than the authorization letters contemplated by clause (xi) above) in respect of any Financing (or any alternative financing) at or prior to the Effective Time.

          (d)   The Company hereby consents to the use of its and its Subsidiaries' logos in connection with any debt financing of Parent or any of its Affiliates in connection with the transactions contemplated hereby if such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

          (e)   Parent shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, liabilities, damages and reasonable out-of-pocket costs or expenses suffered or incurred by any of them arising out of or resulting from any cooperation pursuant to this Section 6.11, except to the extent suffered or incurred as a result of such indemnitee's, or such indemnitee's Representatives', fraud, gross negligence, bad faith, willful misconduct or intentional material breach of this Agreement.

          (f)    The Company shall, upon the reasonable request of Parent, use its reasonable best efforts to periodically update any Required Financial Information included in any offering documents, bank information memoranda and similar documents reasonably required in connection with any debt financing of Parent or any of its Affiliates in connection with the transactions contemplated hereby and any Company Financing Filing.

        Section 6.12.    Transaction Litigation.     Subject to Applicable Law, the Company shall give Parent the opportunity to participate in the defense or settlement of any litigation against the Company or its directors or officers by a holder of securities of the Company relating to the Mergers, the Proxy Statement/Prospectus or any other transactions contemplated by this Agreement and no such settlement shall be agreed to without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed.

        Section 6.13.    Stock Exchange Listing.     Holdco shall use its reasonable best efforts to cause the shares of Holdco Common Stock that will be issued in the Holdco Stock Issuance to be listed on the NYSE, subject to official notice of issuance, prior to the Effective Time.

        Section 6.14.    Tax Matters.

          (a)   This Agreement, insofar as it relates to the Parent Merger, is intended to be, and is hereby adopted as, a "plan of reorganization" within the meaning of Sections 354, 361 and 368 of the Code and the Treasury Regulations promulgated thereunder.

          (b)   Parent and the Company shall, and shall cause their Affiliates to, each use reasonable best efforts to (i) cause the Parent Merger to qualify for the Parent Intended Tax Treatment and the Company Merger to qualify for the Company Intended Tax Treatment and (ii) obtain the Tax opinions set forth in Sections 7.02(d) and 7.03(d).

          (c)   In rendering the opinions described in Sections 7.02(d) and 7.03(d), respectively, Cravath, Swaine & Moore LLP and Sidley Austin LLP may receive and rely upon representations contained in certificates of Holdco, Parent Merger Sub, Company Merger Sub, Company, Parent and others, and the parties hereto agree to provide Cravath, Swaine & Moore LLP and Sidley Austin LLP with such certificates as each may reasonably request in connection with rendering its respective opinion. Each of Parent, the Company, Holdco, Parent Merger Sub, and Company Merger Sub shall use reasonable best efforts (i) not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the certifications and representations included in the certificates described in this Section 6.14(c) and (ii) to cause each tax counsel to issue its opinion pursuant to Section 7.02(d) or Section 7.03(d), as applicable.

          (d)   Neither Parent nor the Company will take (or fail to take), or permit any of its Affiliates to take (or fail to take), any action which action (or failure to act) would reasonably be expected to cause the Parent Merger or the Company Merger to fail to qualify for the Parent Intended Tax Treatment or the Company Intended Tax Treatment, respectively.

ARTICLE VII

CONDITIONS PRECEDENT

        Section 7.01.    Conditions to Each Party's Obligation to Effect the Mergers.     The respective obligation of each party hereto to effect the Mergers is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

          (a)    Stockholder Approval.    The Company Stockholder Approval shall have been obtained.

          (b)    Antitrust.    (i) The waiting period (and any extension thereof) applicable to the consummation of the Company Merger under the HSR Act shall have expired or been terminated and (ii) all other Required Antitrust Approvals shall have been obtained.

          (c)    Legal Restraints.    No material Applicable Law and no Order of any Governmental Entity of competent jurisdiction shall be in effect that prevents, makes illegal or prohibits the consummation of the Company Merger or the Parent Merger.

          (d)    Form S-4.    The Form S-4 shall have been declared effective under the Securities Act, and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no Action for that purpose shall have been initiated by the SEC.

          (e)    Listing.    The shares of Holdco Common Stock to be issued in the Holdco Stock Issuance shall have been authorized for listing on the NYSE, subject to official notice of issuance.

        Section 7.02.    Conditions to Obligation of Parent.     The obligation of Parent, Holdco, Parent Merger Sub and Company Merger Sub to effect the Mergers is further subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

          (a)    Representations and Warranties.    (i) The representations and warranties of the Company contained in Section 3.01(a) Qualification, Organization, Subsidiaries, Section 3.02 Authority; Execution and Delivery; Enforceability, Section 3.03(a) (other than clauses (i), (ii) and (iv)) Capital Structure and Section 3.18 Brokers' Fees and Expenses shall be true and correct in all material respects at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (ii) the representations and warranties of the Company contained in Section 3.03(a)(i), (ii) and (iv) Capital Structure, shall be true and correct, other than de minimis inaccuracies, at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (iii) the representations and warranties of the Company contained in Section 3.06(a)(i) Absence of Certain Changes or Events shall be true and correct in all respects at and as of the Closing Date as if made at and as of such time and (iv) all other representations and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any limitation as to "materiality" or "Company Material Adverse Effect" set forth therein) at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to "materiality" or "Company Material Adverse Effect" set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

          (b)    Performance of Obligations of the Company.    The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

          (c)    Company Certificate.    The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or Chief Financial Officer, certifying to the effect that the conditions set forth in Section 7.02(a) and Section 7.02(b) have been satisfied.

          (d)    Tax Opinion.    Parent shall have received an opinion of Cravath, Swaine & Moore LLP or another nationally recognized law firm, in form and substance reasonably satisfactory to Parent, dated the date of the Effective Time, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, for United States federal income tax purposes the Parent Merger should qualify for the Parent Intended Tax Treatment.

        Section 7.03.    Conditions to Obligations of the Company.     The obligation of the Company to effect the Company Merger is further subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

          (a)    Representations and Warranties.    (i) The representations and warranties of Parent, Holdco, Parent Merger Sub and Company Merger Sub contained in Section 4.01 Qualification, Organization, Subsidiaries, Section 4.02 Authority; Execution and Delivery; Enforceability, Section 4.03(a) (other than clauses (i), (ii) and (iv)) and Section 4.12 Brokers' Fees and Expenses shall be true and correct in all material respects at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (ii) the representations and warranties of Parent contained in Section 4.03(a)(i), (ii) and (iv) Capital Structure shall be true and correct, other than de minimis inaccuracies, at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (iii) the representations and warranties of Parent, Holdco, Parent Merger Sub and Company Merger Sub contained in Section 4.06(a)(i) Absence of Certain Changes or Events shall be true and correct in all respects at and as of the Closing Date as if made at and as of such time and (iii) all other representations and warranties of Parent, Holdco, Parent Merger Sub and Company Merger Sub in this Agreement shall be true and correct (without giving effect to any limitation as to "materiality" or "Parent Material Adverse Effect" set forth therein) at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to "materiality" or "Parent Material Adverse Effect" set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

          (b)    Performance of Obligations of Parent, Holdco, Parent Merger Sub and Company Merger Sub.    Parent, Holdco, Parent Merger Sub and Company Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date.

          (c)    Parent Certificate.    Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or Chief Financial Officer, certifying to the effect that the conditions set forth in Section 7.03(a) and Section 7.03(b) have been satisfied.

          (d)    Tax Opinion.    The Company shall have received an opinion of Sidley Austin LLP or another nationally recognized law firm, in form and substance reasonably satisfactory to the Company, dated the date of the Effective Time, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, for United States federal income tax purposes the Company Merger, when taken together with the Parent Merger, should qualify for the Company Intended Tax Treatment.

 ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

        Section 8.01.    Termination.     This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval:

          (a)   by mutual written consent of the Company and Parent;

          (b)   by either the Company or Parent:

              (i)  if the Mergers are not consummated on or before October 29, 2018 (the "End Date"); provided, however, that (x) if, on the End Date, any of the conditions to the Closing set forth in Section 7.01(b) or 7.01(c) (if such legal restraint is in respect of any Regulatory Law) shall not have been satisfied or (to the extent permitted by Applicable Law) waived by both the Company and Parent, but all other conditions to the Closing (other than those conditions that by their terms are to be satisfied at the Closing) have been satisfied, then the End Date shall, without any action on the part of the parties hereto, be extended to April 29, 2019, or such earlier date as may be agreed in writing by Parent and the Company, and such date shall become the End Date for purposes of this Agreement and (y) the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any party hereto whose failure to fulfill any obligation under this Agreement is a principal cause of the failure of the Mergers to be consummated on or before such date (it being understood that Parent, Holdco, Parent Merger Sub and Company Merger Sub shall be deemed a single party hereto for purposes of the foregoing proviso);

             (ii)  if any Governmental Entity of competent authority issues a final nonappealable Order or enacts a law that prohibits, prevents or makes illegal the consummation of the Parent Merger or the Company Merger; or

            (iii)  if the Company Stockholder Approval shall not have been obtained at a duly convened Company Stockholders Meeting, unless such Company Stockholders Meeting has been adjourned or postponed in accordance with this Agreement, in which case at the final such adjournment or postponement thereof;

          (c)   by the Company, if (i) Parent, Holdco, Parent Merger Sub or Company Merger Sub has breached any representation, warranty, covenant or agreement contained in this Agreement, or if any representation or warranty of Parent, Holdco, Parent Merger Sub or Company Merger Sub has become untrue, in each case, such that the conditions set forth in Section 7.03(a) or 7.03(b), as the case may be, would not be satisfied as of the Closing Date, and (ii) such breach or failure to be true (A) has not been cured within 30 days after written notice by the Company to Parent informing Parent of such breach or failure to be true or (B) by its nature cannot be cured prior to the End Date; provided, that the Company may not terminate this Agreement pursuant to this Section 8.01(c) if the Company is then in breach of this Agreement in any material respect;

          (d)   by Parent, if (i) the Company has breached any representation, warranty, covenant or agreement contained in this Agreement, or if any representation or warranty of the Company has become untrue, in each case, such that the conditions set forth in Section 7.02(a) or 7.02(b), as the case may be, would not be satisfied as of the Closing Date, and (ii) such breach or failure to be true (A) has not been cured within 30 days after written notice by Parent to the Company informing the Company of such breach or failure to be true or (B) by its nature cannot be cured prior to the End Date; provided, that Parent may not terminate this Agreement pursuant to this Section 8.01(d) if Parent is then in breach of this Agreement in any material respect;

          (e)   by Parent, prior to the Company obtaining the Company Stockholder Approval, in the event that an Adverse Recommendation Change shall have occurred;

          (f)    by the Company, prior to obtaining the Company Stockholder Approval, in order to enter into an Alternative Acquisition Agreement providing for a Superior Proposal in accordance with Section 5.02; provided, that the Company has paid to Parent the Termination Fee prior to or substantially simultaneously with such termination; or

          (g)   by the Company, if (i) all of the conditions in Section 7.01 and 7.02 (other than those conditions that by their nature are to be satisfied at the Closing or that have failed to be satisfied as a result of Parent's, Holdco's, Parent Merger Sub's or Company Merger Sub's material breach or failure to perform any of their respective representations, warranties, covenants or agreements contained in this Agreement) have been satisfied or waived, (ii) the Company has notified Parent in writing that the Company is ready, willing and able to consummate the Closing, and (iii) Parent has failed to consummate the Closing on the date by which the Closing is required to have occurred pursuant to Section 1.02.

        Section 8.02.    Effect of Termination.     In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the Company, Parent, Holdco, Parent Merger Sub or Company Merger Sub, other than the penultimate sentence of Section 6.02, Section 6.11(e), this Section 8.02, Section 8.03 and ARTICLE IX, which provisions shall survive such termination; provided, however, that no such termination or the payment of the Termination Fee by the Company to Parent shall relieve any party hereto from any liability or damages arising out of: (i) any willful or intentional breach of this Agreement by any party hereto or (ii) the breach by Parent of any of its obligations under Section 6.11(a). For the avoidance of doubt, the failure of any party to consummate the Closing when required to do so under Section 1.02 shall be deemed a willful and intentional breach of this Agreement.

        Section 8.03.    Fees and Expenses.

          (a)   Except as specifically provided for herein, all fees and expenses incurred in connection with the Mergers and the other transactions contemplated by this Agreement shall be paid by the party hereto incurring such fees or expenses, whether or not such transactions are consummated.

          (b)   The Company shall pay to Parent an amount equal to the Termination Fee if:

              (i)  Parent terminates this Agreement pursuant to Section 8.01(e); or the Company terminates this Agreement pursuant to Section 8.01(f); or

             (ii)  (A) an Acquisition Proposal shall have been publicly made by any Person to the Company or shall have been made by any Person directly to the stockholders of the Company generally, or any Person shall have publicly announced an intention to make an Acquisition Proposal (such Person making such Acquisition Proposal or publicly announcing an intention to make such Acquisition Proposal, the "Specified Person"); (B) thereafter this Agreement is terminated pursuant to (1) Section 8.01(b)(i) prior to receipt of the Company Stockholder Approval, (2) Section 8.01(b)(iii) or (3) Section 8.01(d); and (C) within 12 months of such termination (x) an Acquisition Proposal is consummated or (y) the Company or any of its Subsidiaries enters into an Alternative Acquisition Agreement; provided, however, that (I) for purposes of this Section 8.03(b)(ii), the references to 15% in the definition of "Acquisition Proposal" shall be deemed to be references to 50% and (II) this Section 8.03(b)(ii) shall not apply if (X) this Agreement is terminated pursuant to Section 8.01(b)(iii), (Y) the Acquisition Proposal described in clause (C)(x) is not made by the Specified Person or any of its Affiliates and the Alternative Acquisition Agreement described in clause (C)(y) is not entered into by the Specified Person or any of its Affiliates and (Z) the Acquisition Proposal described in clause (A) is withdrawn at least five Business Days prior to the Company Stockholders Meeting.

        Any Termination Fee due under this Section 8.03(b) shall be paid by wire transfer of same-day funds (x) in the case of clause (i) and (ii) above, on the second Business Day immediately following the date of termination of this Agreement in the case of termination pursuant to Section 8.01(e), and (y) in the case of clause (ii) above, on the earlier of the date of the execution of such Alternative Acquisition Agreement and the date of consummation of the Acquisition Proposal referred to in clause (ii)(C) above. Any Termination Fee due under this Section 8.03(b) shall be reduced by the amount of the any expenses reimbursed by the Company pursuant to Section 8.03(c).

          (c)   The Company will reimburse Parent's expenses up to $17,600,104 if an Acquisition Proposal shall have been publicly made by any Person to the Company or shall have been made by any Person directly to the stockholders of the Company generally and not withdrawn prior to obtaining the Company Stockholder Approval and the Company or Parent terminates this Agreement pursuant to Section 8.01(b)(iii). Any expenses due under this Section 8.03(c) shall be paid by wire transfer of same-day funds immediately following the date of termination of this Agreement, except that no reimbursement of such expenses shall be required if the Company has previously paid to Parent the Termination Fee.

          (d)   If the Company fails promptly to pay the amounts due pursuant to Section 8.03(b) or 8.03(c) and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the amounts set forth in Section 8.03(b) or 8.03(c), as applicable, the Company shall pay to Parent its reasonable costs and expenses (including attorneys' fees and expenses) in connection with such suit and any appeal relating thereto, together with interest on the amounts set forth in Section 8.03(b) or 8.03(c), as applicable, at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made. In no event shall the Company be obligated to pay the Termination Fee on more than one occasion.

          (e)   The parties hereto agree that the payment of the Termination Fee shall be the sole and exclusive monetary remedy available to Parent, Holdco, Parent Merger Sub and Company Merger Sub under this Agreement in the event the Termination Fee becomes due and payable and, upon payment of the Termination Fee by the Company, the Company, the Company's Affiliates and its and their respective directors, officers, employees, stockholders and Representatives shall have no further liability to Parent, Holdco, Parent Merger Sub and Company Merger Sub under this Agreement, in each case except in the case of fraud or willful or intentional breach of this Agreement by the Company.

        Section 8.04.    Amendment.     This Agreement may be amended by the parties hereto at any time before or after receipt of the Company Stockholder Approval; provided, however, that (i) after receipt of the Company Stockholder Approval, there shall be made no amendment that by Applicable Law requires further approval by the stockholders of the Company without the further approval of such stockholders, and (ii) except as provided above, no amendment of this Agreement shall be submitted to be approved by the stockholders of the Company unless required by Applicable Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

        Section 8.05.    Extension; Waiver.     At any time prior to the Effective Time, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement, (c) waive compliance with any covenants and agreements contained in this Agreement or (d) waive the satisfaction of any of the conditions contained in this Agreement. No extension or waiver by the Company shall require the approval of the stockholders of the Company unless such approval is required by Applicable Law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party hereto to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

        Section 8.06.    Procedure for Termination.     A termination of this Agreement pursuant to Section 8.01 shall, in order to be effective, require, in the case of the Company or Parent, action by its Board of Directors or the duly authorized designee thereof. Termination of this Agreement prior to the Effective Time shall not require the approval of the stockholders of either Parent or the Company.

ARTICLE IX

GENERAL PROVISIONS

        Section 9.01.    Survival.     The representations and warranties contained in or made pursuant to this Agreement shall not survive the Closing. The covenants and agreements of the parties hereto contained in or made pursuant to this Agreement that by their terms apply or are to be performed in whole or in part after the Closing, shall survive for the period provided in such covenants and agreements, if any, or until fully performed, and the covenants and agreements of the parties hereto that by their terms apply or are to be performed at or prior to the Closing shall not survive the Closing. Each covenant and agreement shall terminate after such survival period or full performance. This Section 9.01 shall not limit Section 8.02 or any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time.

        Section 9.02.    Notices.     All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service or by electronic mail (followed by delivery of an original via overnight courier service) or two Business Days after being sent by registered or certified mail (postage prepaid, return receipt requested) to the respective parties hereto at the following addresses (or at such other address for a party hereto as shall be specified in a notice given in accordance with this Section 9.02):

(a)	if to the Company, to:
KapStone Paper and Packaging Corporation 1101 Skokie Blvd., Suite 300 Northbrook, IL 60062
	Attention:	Kathryn D. Ingraham Vice President, Secretary and General Counsel
	Email:	Kathryn.Ingraham@kapstonepaper.com
with a copy (which shall not constitute notice) to:
Sidley Austin LLP One South Dearborn Street Chicago, Illinois 60603
	Attention:	Kevin F. Blatchford Scott R. Williams
	Email:	kblatchford@sidley.com swilliams@sidley.com
(b)	if to Parent, Holdco, Parent Merger Sub or Company Merger Sub, to:
WestRock Company 1000 Abernathy Road Atlanta, Georgia 30328 Attention: Robert McIntosh, General Counsel Email: bob.mcintosh@westrock.com with a copy (which shall not constitute notice) to:
Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019
Attention:	Richard Hall Andrew Elken
Email:	rhall@cravath.com aelken@cravath.com

        Section 9.03.    Definitions.     For purposes of this Agreement:

          "Acceptable Confidentiality Agreement" means a confidentiality agreement with terms and conditions no less restrictive than the Confidentiality Agreement but need not contain standstill type restrictions, and that complies with the last sentence of Section 5.02(c).

          "Action" means any claim, action, suit, arbitration, proceeding or investigation by or before any Governmental Entity.

          "Affiliate" means, with respect to any specific Person, any other Person that, at the time of determination, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

          "Alternative Acquisition Agreement" means any letter of intent, memorandum of understanding, agreement in principle, joint venture agreement, option agreement, alliance agreement, partnership agreement, merger agreement, acquisition agreement or other similar agreement (other than any such arrangement with Parent, an Acceptable Confidentiality Agreement, customary clean team agreements entered into in connection with the evaluation of any Acquisition Proposal with respect to which such party is permitted to negotiate in accordance with the terms of this Agreement and engagement letters with the Company's advisors and consultants) constituting or relating to, or that is intended to or would reasonably be expected to lead to, any Acquisition Proposal.

          "Antitrust Laws" means the Sherman Antitrust Act, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914 and all other Applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments to or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition or otherwise.

          "Applicable Law(s)" means, with respect to any Person, any transnational, national, federal, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, Order, directive or other similar requirement enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person, as the same may be amended from time to time unless expressly specified otherwise in this Agreement.

          "Book-Entry Share" means a Parent Book-Entry Share or a Company Book-Entry Share.

          "Business Day" means any day that is not a Saturday, or Sunday or other day on which commercial banks in the City of New York, New York are required by Applicable Law to be closed.

        "Certificate" means a Parent Certificate or Company Certificate.

          "Closing Parent Stock Price" means the volume weighted average price per Parent Share on the NYSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) for the last full trading day prior to the Closing Date.

          "Code" means the Internal Revenue Code of 1986, as amended from time to time, and the rules and regulations promulgated thereunder.

          "Collective Bargaining Agreement" means any collective bargaining agreements, labor union Contracts, trade union agreements or foreign works council Contracts with a labor organization, trade union, works council or other employee representative.

          "Company ESPP" means the KapStone Paper and Packaging Corporation 2009 Employee Stock Purchase Plan.

          "Company Material Adverse Effect" means any effect, change, event, circumstance or occurrence that, individually or in the aggregate, has a material adverse effect on the assets, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following, and no effect, change, event, circumstance or occurrence arising out of, or resulting from, the following, shall constitute or be taken into account, individually or in the aggregate, in determining whether a Company Material Adverse Effect has occurred or may occur: (A) changes generally affecting the economy, credit or financial or capital markets, in the United States or elsewhere in the world, including changes in interest or exchange rates; (B) changes generally affecting the industries in which the Company and its Subsidiaries operate; (C) changes or prospective changes in Applicable Law or GAAP or in accounting standards, or any changes or prospective changes in the interpretation or enforcement of any of the foregoing, or any changes or prospective changes in general legal, regulatory or political conditions; (D) changes caused by the execution or announcement of this Agreement or the pendency of the consummation of the transactions contemplated hereby, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or Governmental Entities (it being agreed that for purposes of Section 3.04, changes caused by the execution or announcement of this Agreement or the pendency of the consummation of the transactions contemplated hereby, as set forth in this clause (D), shall not be excluded in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur); (E) acts of war (whether or not declared), sabotage or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), sabotage or terrorism; (F) natural disasters, including tsunamis, pandemics, earthquakes, floods, storms, hurricanes and tornados; (G) any action taken by the Company or its Subsidiaries that is expressly required by ARTICLE VI or which is taken with the prior written consent of Parent in accordance with this Agreement; (H) changes or prospective changes in the Company's credit ratings; (I) changes in the price or trading volume of the Company Shares; (J) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position; or (K) any litigation (however styled or characterized) arising from allegations of breach of fiduciary duty by the directors on the Company Board in connection with their approval of this Agreement or the transactions contemplated hereby or violation of Applicable Law by the directors on the Company Board in connection with their approval of this Agreement or the transactions contemplated hereby (it being understood that the exception in clause (K) hereof shall not affect a determination that any actual violation of Applicable Law may be, contributed to or may contribute to, a Company Material Adverse Effect or that the Company is in breach of ARTICLE III, and that the exceptions in clauses (H), (I) and (J) shall not prevent or otherwise affect a determination that the underlying cause of any such change or failure referred to therein (to the extent not otherwise falling within any of the exceptions provided by clauses (A) through (I) hereof) is, may be, contributed to or may contribute to, a Company Material Adverse Effect); provided further, however, that any effect, change, event or occurrence referred to in clauses (A), (B), (C), (E) or (F) may be taken into account in determining whether or not there has been or may be a Company Material Adverse Effect to the extent such effect, change, event, circumstance or occurrence has a material disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industries in which the Company and its Subsidiaries operate.

          "Company Option" means an option (other than any purchase rights under the Company ESPP) to purchase Company Shares from the Company, which is granted under any Company Stock Plan or otherwise.

          "Company Organizational Documents" means the Restated Certificate of Incorporation of the Company, together with the Amended and Restated Bylaws of the Company.

          "Company Restricted Stock Unit Award" means any restricted stock unit award, including any restricted stock unit award the settlement of which is deferred, which is granted under any Company Stock Plan or otherwise.

          "Company Stock Plans" means the KapStone Paper and Packaging 2016 Incentive Plan, the KapStone Paper and Packaging 2014 Incentive Plan, the KapStone Paper and Packaging 2006 Incentive Plan and the Company ESPP, each, as may be amended from time to time.

          "Contract" means any contracts, subcontracts, agreements, leases, licenses, indentures, notes, bonds, concessions, franchises, commitments and other instruments, arrangements or understandings of any kind, but excluding sale and purchase orders.

          "DOJ" means the United States Department of Justice.

          "ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the rules and regulations promulgated thereunder.

          "ERISA Affiliate" means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same "controlled group" as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

          "Exchange Act" means the Securities Exchange Act of 1934, as amended.

          "Exchange Ratio" means 0.4981.

          "Existing Credit Facility" means the credit facilities governed by that certain Second Amended and Restated Credit Agreement dated as of June 1, 2015, by and among KapStone Paper and Packaging Corporation, KapStone Kraft Paper Corporation, as Borrower, the subsidiaries of Borrower named therein, as Guarantors, the lenders named therein, Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, and Barclays Bank PLC and Wells Fargo Bank, National Association, as co-Syndication Agents, as amended or otherwise modified by that certain First Amendment to Second Amended and Restated Credit Agreement, dated as of February 9, 2016, that certain Second Amendment to Second Amended and Restated Credit Agreement, dated as of March 27, 2017, and that certain Third Amendment to Second Amended and Restated Credit Agreement, dated as of July 26, 2017, and as may be further amended, restated, amended and restated, supplemented or otherwise modified from time to time.

          "Existing Receivables Facility" means the receivables securitization facilities governed by (i) that certain Receivables Purchase Agreement, dated as of September 26, 2014, by and among KapStone Paper and Packaging Corporation, as Servicer, KapStone Receivables, LLC, as Seller, the financial institutions from time to time party thereto, as Purchasers, and Wells Fargo Bank, N.A., as Administrative Agent, as amended or otherwise modified by that certain Amendment No. 1 to Receivables Purchase Agreement, dated as of June 10, 2015, that certain Amendment No. 2 to Receivables Purchase Agreement, dated as of June 8, 2016, and that certain Amendment No. 3 to

  Receivables Purchase Agreement, dated as of June 2, 2017, and as may be further amended, restated, amended and restated, supplemented or otherwise modified from time to time, and (ii) that certain Receivables Sale Agreement, dated as of September 26, 2014, by and among KapStone Paper and Packaging Corporation, as Servicer, KapStone Receivables, LLC, as Buyer, and KapStone Kraft Paper Corporation, KapStone Container Corporation, KapStone Charleston Kraft LLC and Longview Fibre Paper and Packaging, Inc., as Originators, as amended or otherwise modified by that certain Amendment No. 1 to Receivables Sale Agreement, dated as of June 10, 2015, that certain Amendment No. 2 to Receivables Sale Agreement, dated as of June 8, 2016, and that certain Amendment No. 3 to Receivables Sale Agreement, dated as of February 21, 2017, and as may be further amended, restated, amended, amended and restated, supplemented or otherwise modified from time to time.

          "FCPA" means the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§ 78a et seq. (1997 and 2000)).

          "Final Determination" means, in respect of U.S. federal income taxes, a "determination" as defined in Section 1313(a) of the Code or execution of an Internal Revenue Service Form 870-AD.

          "FTC" means the United States Federal Trade Commission.

          "GAAP" means United States generally accepted accounting principles.

          "Governmental Entity" means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency, commission or official, including any political subdivision thereof, or any non-governmental self-regulatory agency, commission or authority.

          "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations under such HSR Act.

          "Indebtedness" means, with respect to any Person, all obligations of such Person (i) for borrowed money, (ii) evidenced by notes, bonds, debentures or similar Contracts, (iii) in respect of outstanding letters of credit, or (iv) in respect of all guarantees, keepwell or similar arrangements for any of the foregoing.

          "Intellectual Property" means all of the following whether arising under the Applicable Laws of the United States or of any other jurisdiction: (a) patents and patent applications (including patents issued thereon), reissuances, continuations, continuations-in-part, revisions, extensions and reexaminations, (b) trademarks, service marks, trade names, trade dress, service names, Internet domain names, designs, slogans, logos, general intangibles of like nature and other identifiers of same, and any and all common law rights, and registrations, applications for registration thereof, reissuances, continuations, continuations-in-part, revisions, extensions and reexaminations, (c) copyrights, moral rights, mask work rights, in each case whether or not registered, and registrations, applications for registration thereof, reissuances, continuations, continuations-in-part, revisions, extensions and reexaminations, (d) rights in trade secrets and confidential business information (including ideas, formulae, algorithms, models, methodologies, compositions, know-how, manufacturing and production processes and techniques, research and development information, drawings, designs, plans, proposals and technical data, financial, marketing and business data and pricing and cost information), (e) computer software, computer programs, computer data bases and related documentation, (f) other intellectual property rights (in whatever form or medium) and (g) goodwill in the foregoing.

          "IRS" means the Internal Revenue Service.

          "Knowledge" means, with respect to the Company, the actual knowledge of the individuals set forth on Section 9.03(a) of the Company Disclosure Letter and the knowledge that such individuals would have after reasonable due inquiry, and, with respect to Parent, Holdco, Parent Merger Sub or Company Merger Sub, the actual knowledge of the individuals set forth on Section 9.03(a) of the Parent Disclosure Letter and the knowledge that such individuals would have after reasonable due inquiry.

          "Lien" means, with respect to any property or asset, any mortgage, deed of trust, pledge, hypothecation, security, interest, encumbrance, claim, lien or charge of any kind.

          "Maximum Stock Amount" means (a) 25% of the product of (i) the Exchange Ratio and (ii) the number of issued and outstanding Company Shares immediately prior to the Effective Time (other than Excluded Shares), (b) rounded down to the nearest whole number.

          "NYSE" means the New York Stock Exchange.

          "Order" means any order, writ, decree, judgment, award, injunction, ruling, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Entity (in each case, whether temporary, preliminary or permanent).

          "Parent Material Adverse Effect" means any effect, change, event, circumstance or occurrence that, individually or in the aggregate, has a material adverse effect on the assets, results of operations or financial condition of Parent and its Subsidiaries, taken as a whole; provided, however, that none of the following, and no effect, change, event, circumstance or occurrence arising out of, or resulting from, the following, shall constitute or be taken into account, individually or in the aggregate, in determining whether a Parent Material Adverse Effect has occurred or may occur: (A) changes generally affecting the economy, credit or financial or capital markets, in the United States or elsewhere in the world, including changes in interest or exchange rates; (B) changes generally affecting the industries in which Parent and its Subsidiaries operate; (C) changes or prospective changes in Applicable Law or GAAP or in accounting standards, or any changes or prospective changes in the interpretation or enforcement of any of the foregoing, or any changes or prospective changes in general legal, regulatory or political conditions; (D) changes caused by the execution or announcement of this Agreement or the pendency of the consummation of the transactions contemplated hereby, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or Governmental Entities (it being agreed that for purposes of Section 4.04, changes caused by the execution or announcement of this Agreement or the pendency of the consummation of the transactions contemplated hereby, as set forth in this clause (D), shall not be excluded in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur); (E) acts of war (whether or not declared), sabotage or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), sabotage or terrorism; (F) natural disasters, including tsunamis, pandemics, earthquakes, floods, storms, hurricanes and tornados; (G) any action taken by Parent or its Subsidiaries that is expressly required by ARTICLE VI or which is taken with the prior written consent of the Company in accordance with this Agreement; (H) changes or prospective changes in Parent's credit ratings; (I) changes in the price or trading volume of Parent Shares; (J) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position; or (K) any litigation (however styled or characterized) arising from allegations of breach of fiduciary duty by the directors of Parent in connection with their approval of this Agreement or the transactions contemplated hereby or violation of Applicable Law by the directors of Parent in connection with their approval of this Agreement or the transactions contemplated hereby (it being understood that the exception in clause (K) hereof shall not affect a determination that any actual violation of Applicable Law may be, contributed to or may contribute to, a Parent Material Adverse Effect or that Parent is in breach of ARTICLE IV , and that the exceptions in clauses (H), (I) and (J) shall not prevent or otherwise affect a determination that the underlying cause of any such change or failure referred to therein (to the extent not otherwise falling within any of the exceptions provided by clauses (A) through (I) hereof) is, may be, contributed to or may contribute to, a Parent Material Adverse Effect); provided further, however, that any effect, change, event or occurrence referred to in clauses (A), (B), (C), (E) or (F) may be taken into account in determining whether or not there has been or may be a Parent Material Adverse Effect to the extent such effect, change, event, circumstance or occurrence has a material disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, as compared to other participants in the industries in which Parent and its Subsidiaries operate.

          "Parent Stock Plans" means the WestRock Company 2016 Incentive Stock Plan, the WestRock Company Amended and Restated 2016 Incentive Stock Plan, the Amended and Restated Rock-Tenn Company 2004 Incentive Stock Plan, the RockTenn (SSCC) Equity Incentive Plan, the MeadWestVaco Corporation 2005 Performance Incentive Plan and the Parent ESPP, each, as may be amended from time to time, and any other plans that provide for the grant of Parent equity-based awards, including any plan assumed by Parent in connection with a merger or other corporate transaction involving Parent or its Subsidiaries.

          "Permits" means licenses, franchises, permits, certificates, approvals and authorizations from Governmental Entities.

          "Permitted Liens" means, collectively, (i) suppliers', mechanics', carriers', workmen's, repairmen's, materialmen's, warehousemen's, construction and other similar Liens arising or incurred by operation of law or otherwise incurred in the ordinary course of business, (ii) Liens for Taxes, utilities and other governmental charges that are not due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (iii) Liens that are disclosed on the most recent consolidated balance sheet of the Company, or the notes thereto, included in the Company SEC Documents filed prior to the date hereof, (iv) requirements and restrictions of zoning, building and other Applicable Laws and municipal by-laws, and development, site plan, subdivision or other agreements with municipalities that do not materially interfere with the business of the Company and its Subsidiaries as currently conducted, (v) statutory Liens over real property of landlords for amounts not due and payable or which are being contested in good faith by appropriate proceedings, (vi) Liens in favor of customs and revenue authorities arising as a matter of law and in the ordinary course of business in connection with the importation of goods, (vii) Liens over tangible assets incurred in the ordinary course of business in connection with any purchase money security interests, equipment leases or other similar financing arrangements with respect to those assets and (viii) other than with respect to any capital stock or other equity interests or equity securities, such other Liens or imperfections of title that are not material in amount and do not materially detract from the value of or materially impair the existing use of the property affected by such Lien or imperfection of title.

          "Person" means any natural person, general or limited partnership, company, corporation, trust, limited liability company, limited liability partnership, firm, association, Governmental Entity or other legal entity.

          "Regulation S-K" means Regulation S-K promulgated by the SEC, as amended and in effect at the time in question.

          "Regulation S-X" means Regulation S-X promulgated by the SEC, as amended and in effect at the time in question.

          "Regulatory Laws" means the HSR Act, the Sherman Antitrust Act of 1890, as amended, and the rules and regulations promulgated thereunder, the Clayton Act of 1914, as amended, and the rules and regulations promulgated thereunder, the Federal Trade Commission Act of 1914, as amended, and the rules and regulations promulgated thereunder, and any other federal, state and foreign statutes, rules, regulations, Orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

          "Required Antitrust Approvals" means those anti-trust notifications and approvals set forth on Section 9.03(b) of the Company Disclosure Letter.

          "SEC" means the United States Securities and Exchange Commission.

          "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations under the Securities Act.

          "SOX" means the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations under SOX.

          "Specified Employee" means any executive officer, managing director or employee listed on Section 9.03(c) of the Company Disclosure Letter.

          "Subsidiary" of any specified Person means any other Person of which such first Person owns (either directly or indirectly through one or more other Subsidiaries) a majority of the outstanding equity securities or securities carrying a majority of the voting power in the election of the board of directors or other governing body of such Person, and with respect to which entity such first Person is not otherwise prohibited contractually or by other legally binding authority from exercising control.

          "Tax Returns" means all Tax returns, declarations, statements, reports, schedules, forms and information returns, any amended Tax return and any other document relating to Taxes, in each case that is filed or required to be filed with a Governmental Entity.

          "Taxes" means all federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, franchise, value added and other taxes, imposts, levies, duties, fees or other like assessments or charges of any kind, in each case in the nature of a tax, imposed by a Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts.

          "Termination Fee" means $105,600,265.

          "Transfer" means, with respect to a Company Share, to, directly or indirectly (i) sell, pledge, encumber, exchange, assign, grant an option with respect to, transfer, tender or otherwise dispose of such Company Share or any interest in such Company Share (including by gift, merger or operation of law), (ii) enter into any Contract providing for the sale of, pledge of, encumbrance of, exchange of, assignment of, grant of an option with respect to, transfer, tender of or other disposition of such Company Share or any interest therein (including by gift, merger or operation of law) or (iii) enter into, renew or maintain any put equivalent position (as defined in Rule 16a-1 under the Exchange Act) for the purpose of hedging economic exposure to such Company Share, excluding from this clause (iii) any put equivalent position entered into prior to the date of this Agreement.

          "UK Bribery Act" means Bribery Act 2010 (c.23), as amended, and any rules, regulations and guidance promulgated thereunder.

        Section 9.04.    Rules of Construction.     Interpretation of this Agreement (except as specifically provided in this Agreement, in which case such specified rules of construction shall govern with respect to this Agreement) shall be governed by the following rules of construction: (a) words in singular shall be held to include the plural and vice versa, and words of one general shall be held to include the other gender as the context requires; (b) references made to an Article, a Section or an Exhibit, such reference shall be to an Article, a Section or an Exhibit of or to this Agreement unless otherwise indicated; (c) the table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement; (d) any capitalized term used in any Exhibit but not otherwise defined therein shall have the meaning assigned to such term in this Agreement; (e) when the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation"; (f) the words "hereof", "hereto", "hereby", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (g) the term "or" is not exclusive; (h) the word "extent" in the phrase "to the extent" shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply "if"; (i) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms; (j) all pronouns and any variations thereof refer to the masculine, feminine or neuter as the context may require; (k) any agreement, instrument or Applicable Law defined or referred to herein means such agreement, instrument or Applicable Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated; (l) references to a Person are also to its permitted successors and assigns; and (m) unless otherwise specifically indicated, all references to "dollars" and "$" will be deemed references to the lawful money of the United States of America. Each of the parties hereto has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of authorship of any of the provisions of this Agreement.

        Section 9.05.    Severability.     If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Applicable Law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

        Section 9.06.    Counterparts.     This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement electronically (including portable document format (.pdf)) or by facsimile shall be as effective as delivery of a manually executed counterpart of this Agreement.

        Section 9.07.    Entire Agreement; No Third-Party Beneficiaries.     This Agreement and any exhibits, annexes or schedules hereto, including the Company Disclosure Letter and the Parent Disclosure Letter, together with the Confidentiality Agreement, constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties hereto and their Affiliates, or any of them, with respect to the subject matter hereof and thereof, and, except for (i) if the Effective Time occurs, the right of the holders of Company Shares to receive the Company Merger Consideration and the right of the holders of Parent Shares to receive the Parent Merger Consideration and (ii) the provisions set forth in Section 6.04 of this Agreement, are not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder.

        Section 9.08.    Governing Law; Jurisdiction; Waiver of Jury Trial.

          (a)   This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to the Laws that might otherwise govern under applicable principles of conflicts of law.

          (b)   The parties to this Agreement irrevocably submit to the exclusive jurisdiction of the federal courts of the United States of America located in the State of Delaware and the Court of Chancery of the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated by this Agreement, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not (as a result of a lack of personal jurisdiction) be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding may be heard and determined in such a Delaware state or federal court. The parties to this Agreement agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.02 or in such other manner as may be permitted by Applicable Laws, shall be valid and sufficient service thereof.

          (c)   EACH PARTY HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY DISPUTE DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF A DISPUTE, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.08.

        Section 9.09.    Assignment.     Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties hereto without the prior written consent of the other parties hereto. No assignment by any party hereto shall relieve such party of any of its obligations hereunder. Subject to the immediately preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 9.09 shall be null and void.

        Section 9.10.    Specific Enforcement.     Each party hereto acknowledges and agrees that a breach by it of this Agreement would cause irreparable damage to the other parties hereto and that no party hereto will have an adequate remedy at law. Therefore, it is agreed that each party hereto shall be entitled to specific performance and injunctive relief to prevent breaches of this Agreement, including in the case of the Company, the right to specific performance and injunctive relief to cause Parent, Holdco, Parent Merger Sub and Company Merger Sub to effect the Closing in accordance with the requirements of Section 1.02 of this Agreement. Such remedies shall, however, be cumulative and not exclusive and, subject to Section 8.03(e), shall be in addition to any other remedies which any party hereto may have under this Agreement or otherwise. Each of the parties hereto expressly disclaims that it is owed any duties not expressly set forth in this Agreement, and waives and releases any and all tort claims and causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement.

[Remainder of page intentionally left blank]

        IN WITNESS WHEREOF, the Company, Parent, Holdco, Parent Merger Sub and Company Merger Sub have duly executed this Agreement, all as of the date first written above.

KAPSTONE PAPER AND PACKAGING CORPORATION
By:	/s/ MATTHEW KAPLAN
	Name:	Matthew Kaplan
	Title:	President and Chief Executive Officer
WESTROCK COMPANY
By:	/s/ STEVEN C. VORHEES
	Name:	Steven C. Vorhees
	Title:	Chief Executive Officer and President
WHISKEY HOLDCO, INC.
By:	/s/ STEVEN C. VORHEES
	Name:	Steven C. Vorhees
	Title:	Chief Executive Officer and President
WHISKEY MERGER SUB, INC.
By:	/s/ STEVEN C. VORHEES
	Name:	Steven C. Vorhees
	Title:	Chief Executive Officer and President
KOLA MERGER SUB, INC.
By:	/s/ STEVEN C. VORHEES
	Name:	Steven C. Vorhees
	Title:	Chief Executive Officer and President

 EXHIBIT A

FORM OF VOTING AGREEMENT

        THIS VOTING AGREEMENT (this "Agreement") is made and entered into as of January 28, 2018 by and between WestRock Company, a Delaware corporation ("Parent"), and the undersigned stockholder (the "Stockholder") of KapStone Paper and Packaging Corporation, a Delaware corporation (the "Company").

WITNESSETH:

        WHEREAS concurrently with the execution and delivery of this Agreement, Parent, Whiskey Holdco, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent ("Holdco"), Kola Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Holdco ("Company Merger Sub"), Whiskey Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent ("Parent Merger Sub"), and the Company have entered into an Agreement and Plan of Merger dated as of the date hereof (as it may be amended from time to time, the "Merger Agreement"), which provides for, among other things, the merger of Company Merger Sub with and into the Company, with the Company surviving such merger (the "Company Merger") and pursuant to which all issued and outstanding shares of common stock of the Company will be converted into the right to receive the consideration set forth in Section 2.01(c) of the Merger Agreement (the "Company Merger Consideration").

        WHEREAS the Stockholder is the record or beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of that number of Company Shares (as defined in the Merger Agreement) set forth below the Stockholder's name on the signature page to this Agreement.

        WHEREAS as a condition and inducement to the willingness of Parent, Holdco, Company Merger Sub and Parent Merger Sub to enter into the Merger Agreement, the Stockholder (in the Stockholder's capacity as a stockholder of the Company) has agreed to enter into this Agreement.

        NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

        1.    Certain Definitions.    All capitalized terms that are used but not defined herein shall have the respective meanings ascribed to them in the Merger Agreement. For all purposes of and under this Agreement, the following terms shall have the following respective meanings:

          (a)   "Expiration Date" shall mean the earliest to occur of (i) such date and time as the Merger Agreement shall have been validly terminated pursuant to Article VIII thereof, (ii) the Effective Date and (iii) the date of any amendment to, or waiver or modification of, the Merger Agreement that extends the End Date or reduces the amount or changes the form of the Company Merger Consideration payable to stockholders of the Company pursuant to the Merger Agreement if, in the case of this clause (iii), Stockholder has abstained from voting on or voted against such matter in Stockholder's capacity as a director of the Company.

          (b)   "Shares" shall mean (i) all equity securities and equity interests of the Company (including Company Shares) owned (beneficially or of record) by the Stockholder as of the date hereof and (ii) all additional equity securities and equity interests of the Company (including Company Shares) of which the Stockholder acquires beneficial or record ownership during the period from the date of this Agreement through the Expiration Date (including by way of bonus issue, share dividend or distribution, sub-division, recapitalization, consolidation, exchange of shares and the like).

          (c)   "Transfer" shall mean, with respect to a Share, to, directly or indirectly, (i) sell, pledge, encumber, exchange, assign, grant an option with respect to, transfer, tender or otherwise dispose of such Share or any interest in such Share (including by gift, merger or operation of law), (ii) enter into any Contract providing for the sale of, pledge of, encumbrance of, exchange of, assignment of, grant of an option with respect to, transfer, tender of or other disposition of such Share or any interest therein (including by gift, merger or operation of law) or (iii) enter into, renew or maintain any put equivalent position (as defined in Rule 16a-1 under the Exchange Act) for the purpose of hedging economic exposure to such Share, excluding from this clause (iii) any put equivalent position entered into prior to the date of this Agreement.

        2.    Transfer of Shares.

          (a)    Transfer Restrictions.    During the term of this Agreement, the Stockholder shall not Transfer (or cause or permit the Transfer of) any of the Shares or any rights to acquire any equity securities or equity interests of the Company, or enter into any Contract (including any option, put, call or similar arrangement) relating thereto, except with Parent's prior written consent and in Parent's sole discretion. Any Transfer (or purported Transfer) in breach of this Agreement shall be null and void and of no force or effect.

          (b)    Involuntary Transfer.    If any involuntary Transfer of any Shares shall occur, the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until the valid termination of this Agreement in accordance with its terms.

          (c)    Transfer of Voting Rights.    During the term of this Agreement, the Stockholder shall not, and shall cause its controlled Affiliates not to, (i) grant or permit the grant of any proxy, power-of-attorney or other authorization or consent or execute any written consent in or with respect to any or all of the Shares (other than any written consent executed in accordance with this Agreement), with any such proxy, power-of-attorney, authorization or consent purported to be granted being void ab initio, or (ii) deposit or permit the deposit of any of the Shares into a voting trust or enter into a voting agreement, understanding or arrangement or create or permit to exist any lien, adverse claim, charge, security, interest, pledge, option, proxy or any other encumbrance or restriction whatsoever on title, transfer or exercise of any rights of an equityholder with respect to any of the Shares (collectively, "Encumbrances") except for any such Encumbrances that may be imposed pursuant to this Agreement or any applicable restrictions on transfer under the Securities Act or any state securities law ("Permitted Encumbrances").

          (d)    Permitted Transfers.    Notwithstanding the foregoing, the Stockholder may make Transfers of Shares (i) by will, (ii) by operation of Applicable Law, (iii) for estate planning purposes, (iv) for charitable purposes or as charitable gifts or donations, (v) to any of its Affiliates or (vi) to the extent necessary to (A) fund a tax liability arising from the exercise or vesting of any equity incentives in the Company held by Stockholder, including any withholding obligations, (B) effect any net settlement or (C) pay the exercise price in respect, of any such equity incentives, and in each of cases (i)-(v), the Shares shall continue to be bound by this Agreement and each transferee thereof shall agree in a writing reasonably acceptable to Parent to be bound by the terms and conditions of this Agreement. For the avoidance of doubt, if the Stockholder is not an individual, nothing in this Agreement shall restrict any direct or indirect Transfers of any equity interests in the Stockholder. Notwithstanding anything to the contrary in this Agreement, but subject to any agreement in accordance with an Election Form, at any time after the Company Stockholder Approval shall have been obtained, the Stockholder may Transfer, or enter into any contract with respect to any Transfer of, all or any portion of the Shares and, if as a result of such Transfer, the Stockholder ceases to be the record or beneficial owner of such Shares, the Stockholder shall have no obligations pursuant to this Agreement with respect to such Shares.

          (e)    Stop Transfer Instructions.    At all times commencing with the execution and delivery of this Agreement and continuing until the Expiration Date, in furtherance of this Agreement, the Stockholder hereby authorizes the Company or its counsel to notify the Company's transfer agent that there is a stop transfer order with respect to all of the Shares (and that this Agreement places limits on the voting and transfer of the Shares), subject to the provisions hereof and provided that any such stop transfer order and notice will immediately be withdrawn and terminated by the Company following the Expiration Date and shall not apply to any Transfer permitted under Section 2(d).

          (f)    Acquisition of Shares.    In the event that the Stockholder acquires Shares (or any right or interest therein) after the execution of this Agreement, the Stockholder shall promptly deliver to Parent a written notice indicating the number of such Shares (or right or interest therein) acquired or received.

        3.    Agreement to Vote Shares; Support.

          (a)   During the term of this Agreement, at every meeting of the stockholders of the Company, and at every adjournment or postponement thereof, and on every action or approval by written resolution of the stockholders of Company, the Stockholder (in the Stockholder's capacity as a stockholder of the Company) shall, or shall cause the holder of record on any applicable record date to, vote all Shares that are then-owned by such Stockholder and entitled to vote or act by written consent:

              (i)  in favor of the adoption of the Merger Agreement and in favor of the Mergers and the other transactions contemplated by the Merger Agreement;

             (ii)  against approval of any proposal made in opposition to, in competition with, or would result in a breach of, the Merger Agreement or either of the Mergers or any of the other transactions contemplated by the Merger Agreement, including any Acquisition Proposal and any Alternative Acquisition Agreement; and

            (iii)  against any of the following actions, proposals or agreements (other than those actions that relate to the Mergers and any other transactions contemplated by the Merger Agreement): (A) any merger, consolidation, amalgamation, business combination, reorganization or recapitalization of or involving the Company or any of its Subsidiaries, (B) any sale, lease or transfer of all or substantially all of the assets of the Company or any of its Subsidiaries, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any of its Subsidiaries, (D) any material change in the capitalization of the Company or any of its Subsidiaries, or the corporate structure, certificate of incorporation or bylaws of the Company or any of its Subsidiaries or (E) any action, proposal or agreement that would reasonably be expected to (x) result in a breach of any covenant, representation or warranty of the Company under the Merger Agreement or (y) prevent or materially delay or adversely affect the consummation of the Mergers.

          (b)   The Stockholder shall retain at all times the right to vote its Shares (or to direct how its Shares shall be voted) in its sole discretion and without any other limitation on any matters other than those set forth in Section 3(a)(i), Section 3(a)(ii) and Section 3(a)(iii) that are, during the term of this Agreement, at any time or from time to time presented for consideration to the Company's stockholders generally, subject to the terms of this Agreement.

          (c)   In the event that a meeting of the stockholders of the Company is held, the Stockholder shall, or shall cause the holder of record of the Shares on any applicable record date to, be present in person or by proxy at such meeting or otherwise cause the Shares to be counted as present thereat for purposes of establishing a quorum.

          (d)   The Stockholder shall not enter into any commitment, agreement or understanding with any Person to vote or give instructions in any manner inconsistent with the terms of this Section 3 or Section 5.

          (e)   Notwithstanding the foregoing, nothing in this Agreement shall require the Stockholder to, in its capacity as a stockholder of the Company, vote in favor of or otherwise consent to any amendment to, or waiver or modification of, the Merger Agreement that (i) imposes any material restrictions or additional material conditions on the consummation of the Company Merger or the payment of the Company Merger Consideration or (ii) extends the End Date or reduces the amount or changes the form of the Company Merger Consideration payable to stockholders of the Company pursuant to the Merger Agreement if the Stockholder has abstained from voting on or voted against such matter in the Stockholder's capacity as a director of the Company.

        4.    [Intentionally Omitted].

        5.    No Adverse Act.    The Stockholder agrees that prior to any Expiration Date, except as expressly provided or permitted by this Agreement, the Stockholder shall not, and shall cause its controlled Affiliates not to, without the prior written consent of Parent in its sole discretion, directly or indirectly, (a) enter into any Contract, option or other arrangement or understanding (including any profit sharing arrangement) with respect to any of the Shares or any interest therein or (b) take or permit any other action that would in any way (i) restrict, limit or interfere with the performance of the Stockholder's obligations hereunder, (ii) make any representation or warranty of the Stockholder herein untrue or incorrect or (iii) otherwise restrict, limit or interfere with the performance of this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby. The Stockholder hereby agrees not to commence or participate in, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent or the Company (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of the Merger Agreement (including any claim seeking to enjoin or delay the consummation of either of the Mergers) or (b) alleging a breach of any duty of the Company Board in connection with the Merger Agreement or the transactions contemplated therein. Notwithstanding the foregoing, nothing herein shall be deemed to prohibit the Stockholder from enforcing his, her or its rights under this Agreement.

        6.    Agreement Not to Exercise Appraisal Rights.    To the extent permitted by Applicable Law, the Stockholder shall not exercise, and hereby irrevocably and unconditionally waives, any statutory rights (including under Section 262 of the DGCL) to demand appraisal of any Shares that may arise in connection with the Mergers. Notwithstanding the foregoing, nothing in this Section 6 shall constitute, or be deemed to constitute, a waiver or release by the Stockholder of any claim or cause of action against Parent, Holdco, Company Merger Sub or Parent Merger Sub to the extent arising out of a breach of this Agreement by Parent.

        7.    Directors and Officers.    Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall limit or restrict the Stockholder (or a designee of the Stockholder) who is a director or officer of the Company from acting in such capacity or fulfilling the obligations of such office (including, for the avoidance of doubt, exercising his fiduciary duties), including by voting, in his capacity as a director or officer of the Company, in the Stockholder's (or its designee's) sole discretion on any matter (it being understood that this Agreement shall apply to the Stockholder solely in the Stockholder's capacity as a stockholder of the Company), including with respect to Section 5.02 of the Merger Agreement. In this regard, the Stockholder shall not be deemed to make any agreement or understanding in this Agreement in the Stockholder's capacity as a director or officer of the Company, including with respect to Section 5.02 of the Merger Agreement.

        8.    No Solicitation.

          (a)   Prior to the Expiration Date, the Stockholder shall not take any action that would be a breach of Section 5.02 of the Merger Agreement if taken by the Company, ignoring for these purposes Section 5.02(b) of the Merger Agreement.

          (b)   Notwithstanding Section 8(a) above, the Stockholder may, and may permit its Affiliates and its and their respective Representatives to, participate in discussions and negotiations with any Person making an Acquisition Proposal (or its Representatives) with respect to such Acquisition Proposal if (i) the Company is engaging in discussions or negotiations with such Person in accordance with Section 5.02 of the Merger Agreement and (ii) the Stockholder's negotiations and discussions are in conjunction with and ancillary to the Company's discussions and negotiations.

        9.    Irrevocable Proxy.    Subject to Section 3(b) above, prior to the Expiration Date, solely in the event of a failure by the Stockholder to act in accordance with the Stockholder's obligations as to voting pursuant to Section 3(a) no later than the third Business Day prior to any meeting at which the stockholders of the Company will consider and vote on any of the matters described in Section 3(a), the Stockholder hereby irrevocably grants to, and appoints, Parent, and any individual designated in writing by Parent, and each of them individually, as the Stockholder's proxy and attorney-in-fact (with full power of substitution and including for purposes of Section 212 of the DGCL), for and in the name, place and stead of the Stockholder, to vote the Shares, or grant a consent or approval in respect of the Shares, in a manner consistent with this Agreement. The Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the Stockholder's execution and delivery of this Agreement. The Stockholder hereby affirms that the irrevocable proxy set forth in this Section 9 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of the Stockholder under this Agreement. The Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest and may be revoked only under the circumstances set forth in the last sentence of this Section 9. The Stockholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with Applicable Law. The Stockholder shall, upon written request by Parent, as promptly as practicable execute and deliver to Parent a separate written instrument or proxy that embodies the terms of this irrevocable proxy set forth in this Section 9 and is otherwise reasonably acceptable to Parent and the Stockholder. Notwithstanding the foregoing, the proxy and appointment granted hereby shall be automatically revoked, without any action by the Stockholder, upon the Expiration Date and Parent may terminate any proxy granted pursuant to this Section 9 at any time at its sole discretion by written notice to the Stockholder.

        10.    Representations and Warranties of the Stockholder.    The Stockholder hereby represents and warrants to Parent as follows:

          (a)    Power; Binding Agreement.    In the event the Stockholder is an individual, the Stockholder has full power and capacity to execute and deliver this Agreement and to perform his obligations hereunder. This Agreement has been duly executed and delivered by the Stockholder, and, in the event the Stockholder is an individual and is married and the Shares constitute community property or otherwise require spousal approval in order for this Agreement to be a legally valid and binding obligation of the Stockholder, this Agreement has been duly executed and delivered by the Stockholder's spouse. Assuming this Agreement constitutes a valid and binding obligation of Parent, this Agreement constitutes a valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting creditors' rights generally and by general principles of equity. In the event the Stockholder is an entity, (i) the Stockholder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation, as applicable, (ii) the Stockholder has all the requisite power and authority necessary to enter into, execute, deliver and perform its obligations pursuant to this Agreement, (iii) the Stockholder's execution, delivery and performance of this Agreement has been duly authorized by it and (iv) no other proceedings on the part of the Stockholder (or its governing body, board of directors, members, stockholders or trustees, as applicable) are necessary to authorize or adopt this Agreement or to consummate the transactions contemplated by this Agreement.

          (b)    No Conflicts; Consents.    None of the execution and delivery by the Stockholder of this Agreement, the performance by the Stockholder of its obligations hereunder or the consummation by the Stockholder of the transactions contemplated hereby does or would reasonably be expected to conflict with or result in a violation or breach of (i) any Contract to which the Stockholder is a party or by which the Stockholder may be bound, including any voting agreement or voting trust, except for violations, breaches or defaults that, individually or in the aggregate, would not reasonably be expected to (x) in any material respect impair or adversely affect the ability of the Stockholder to perform its obligations under this Agreement or (y) prevent or materially delay or adversely affect the consummation of either of the Mergers, (ii) any order, writ, injunction, decree, judgment, order, statute, rule, or regulation applicable to the Stockholder or (iii) in the event the Stockholder is an entity, the Stockholder's certificate of incorporation or bylaws (or similar governing documents). The execution, delivery and performance by the Stockholder of this Agreement, and the consummation by the Stockholder of the transactions contemplated hereby, require no action by or in respect of, or filing with, any Governmental Entity.

          (c)    Ownership of Shares.    The Stockholder (i) is the sole record and beneficial owner of the Shares set forth on the signature page of this Agreement, all of which are free and clear of any Encumbrances other than Permitted Encumbrances and (ii) does not own, beneficially or otherwise, any Company Securities other than the Shares set forth on the signature page of this Agreement.

          (d)    Voting Power.    The Stockholder has, and will at the time of the Company Stockholder Meeting have, sole voting power, sole power of disposition, sole power to Transfer, sole power to issue instructions with respect to the matters set forth herein and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement.

          (e)    No Finder's Fees.    No broker, investment banker, financial advisor, finder, agent or other Person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with this Agreement based upon arrangements made by or on behalf of the Stockholder in his, her or its capacity as a stockholder of the Company.

          (f)    No Litigation.    There are no Actions pending or, to the knowledge of the Stockholder, threatened against the Stockholder or any of its Subsidiaries, or any Order to which the Stockholder or any of its Subsidiaries is subject, except, in each case, for those that, individually or in the aggregate, would not reasonably be expected to (x) in any material respect impair or adversely affect the ability of the Stockholder to perform its obligations under this Agreement or (y) prevent or materially delay or adversely affect the consummation of either of the Mergers.

          (g)    Form S-4 and Proxy Statement/Prospectus.    None of the information supplied or to be supplied by the Stockholder for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading or

  (ii) the Proxy Statement/Prospectus will, at the time it is first mailed to the Stockholder, at the time of any amendment thereof or supplement thereto and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

        11.    Disclosure.    The Stockholder shall permit Parent to publish and disclose in all documents and schedules filed with the SEC, and, after providing the Stockholder with a reasonable opportunity to review and comment thereon prior to any such publication or disclosure, any press release or other disclosure document that Parent reasonably determines to be necessary or desirable in connection with the Mergers and any transactions related to the Mergers, the Stockholder's identity and ownership of Shares and the nature of the Stockholder's commitments, arrangements and understandings under this Agreement. The Stockholder shall not, and shall cause its Affiliates not to, make any press release, public announcement or other public communication with respect to this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby, without the prior written consent of Parent (such consent not to be unreasonably withheld or delayed); provided that such consent shall not be required for any disclosure required by Applicable Law (provided that reasonable notice of any such disclosure will be provided to Parent as promptly as reasonably practicable) and nothing herein shall prohibit the Company from making any disclosure permitted to be made pursuant to the terms of the Merger Agreement.

        12.    No Ownership Interest.    Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Shares. Except as provided in this Agreement, all rights, ownership and economic benefits relating to the Shares shall remain vested in and belong to the Stockholder. For the avoidance of doubt, the Stockholder shall be entitled to any dividends or other distributions declared by the Company Board with respect to the Shares having a record date prior to the Expiration Date.

        13.    Further Assurances.    Subject to the terms and conditions of this Agreement, upon request of Parent, the Stockholder shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary to fulfill such Stockholder's obligations under this Agreement.

        14.    Termination.    This Agreement, and all rights and obligations of the parties hereunder, shall terminate and shall have no further force or effect as of the Expiration Date. Notwithstanding the foregoing, nothing set forth in this Section 14 or elsewhere in this Agreement shall relieve either party hereto from liability, or otherwise limit the liability of the Stockholder, for any willful or intentional breach of this Agreement by such party prior to such termination. Notwithstanding anything in this Agreement to the contrary, in no event shall the Stockholder have any personal liability for any damages resulting from a breach of this Agreement other than in connection with an intentional and willful breach of this Agreement by the Stockholder arising out of actions taken by the Stockholder that the Stockholder knew at such time to be in violation hereof. This Section 14 and Section 1, Section 7, and Section 15 (as applicable) shall survive any termination of this Agreement.

        15.    Miscellaneous.

          (a)    Validity.    The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of the other provisions of this Agreement, which will remain in full force and effect. In the event any Governmental Entity of competent jurisdiction holds any provision of this Agreement to be null, void or unenforceable, the parties hereto shall negotiate in good faith and execute and deliver an amendment to this Agreement in order, as nearly as possible, to effectuate, to the extent permitted by law, the original intent of the parties hereto with respect to such provision.

          (b)    Binding Effect and Assignment.    This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties (whether by operation of law or otherwise) without prior written consent of the other.

          (c)    Amendments; Waiver.    This Agreement may be amended by the parties hereto, and the terms and conditions hereof may be waived, only by an instrument in writing signed on behalf of each of the parties hereto, or, in the case of a waiver, by an instrument signed on behalf of the party waiving compliance. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or future exercise of any other right hereunder.

          (d)    Specific Performance; Injunctive Relief.    The parties hereto acknowledge that Parent shall be irreparably harmed and that there shall be no adequate remedy at law for a violation of any of the covenants or agreements of the Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity.

          (e)    Notices.    Any notice, request, instruction or other communication under this Agreement shall be in writing and delivered by hand or international courier service or by electronic mail, with a copy thereof delivered or sent as provided below:

If to Parent:
WestRock Company 1000 Abernathy Road Atlanta, Georgia 30328
Attention:	Robert McIntosh, General Counsel
Email:	bob.mcintosh@westrock.com
with copies (which shall not constitute notice) to:
Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019
Attention:	Richard Hall Andrew Elken
Email:	rhall@cravath.com aelken@cravath.com
If to the Stockholder:
[•]
with copies (which shall not constitute notice) to:
[•]

          (f)    No Waiver.    The failure of either party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect of this Agreement at law or in equity, or to insist upon compliance by any other party with its obligation under this Agreement, and any custom or practice of the parties at variance with the terms of this Agreement, shall not constitute a waiver by such party of such party's right to exercise any such or other right, power or remedy or to demand such compliance.

          (g)    No Third Party Beneficiaries.    This Agreement is not intended to confer and does not confer upon any Person other than the parties hereto any rights or remedies hereunder (except the rights conferred upon any Persons specified as proxies pursuant to Section 9).

          (h)    Governing Law.    This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

          (i)    Consent to Jurisdiction; Waiver of Jury Trial.    Each of the parties hereto (i) irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to this Agreement, or the agreements delivered by the Stockholder in connection herewith or the transactions contemplated hereby or thereby, for and on behalf of itself or any of its properties or assets, in accordance with Section 15(e) or in such other manner as may be permitted by Applicable Law, and nothing in this Section 15(i) shall affect the right of any party to serve legal process in any other manner permitted by Applicable Law; (ii) irrevocably and unconditionally consents and submits itself and its properties and assets in any action or proceeding to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware) in the event any dispute or controversy arises out of this Agreement, or the agreements delivered by the Stockholder in connection herewith or the transactions contemplated hereby or thereby, or for recognition and enforcement of any judgment in respect thereof; (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (iv) agrees that any actions or proceedings arising in connection with this Agreement, or the agreements delivered by the Stockholder in connection herewith or the transactions contemplated hereby or thereby shall be brought, tried and determined only in the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware); (v) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (vi) agrees that it will not bring any action relating to this Agreement, or the agreements delivered by the Stockholder in connection herewith or the transactions contemplated hereby or thereby in any court other than the aforesaid courts. Each of Parent and Stockholder agrees that a final judgment in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law.

          EACH PARTY HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY DISPUTE DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF A DISPUTE, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 15(i).

          (j)    Entire Agreement.    This Agreement constitutes the entire agreement of the parties hereto in respect of the subject matter hereof, and supersede all prior negotiations, agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof.

          (k)    Severability.    If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Applicable Law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

          (l)    Rules of Construction; Interpretation.    Interpretation of this Agreement (except as specifically provided in this Agreement, in which case such specified rules of construction shall govern with respect to this Agreement) shall be governed by the following rules of construction: (i) words in singular shall be held to include the plural and vice versa, and words of one general shall be held to include the other gender as the context requires; (ii) references made to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated; (iii) the headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement; (iv) when the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation"; (v) the words "hereof", "hereto", "hereby", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (vi) the term "or" is not exclusive; (vii) the word "extent" in the phrase "to the extent" shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply "if"; (viii) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms; (ix) all pronouns and any variations thereof refer to the masculine, feminine or neuter as the context may require; (x) any agreement, instrument or Applicable Law defined or referred to herein means such agreement, instrument or Applicable Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated; and (xi) references to a Person are also to its permitted successors and assigns. Each of the parties hereto has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of authorship of any of the provisions of this Agreement.

          (m)    Expenses.    All fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees, costs and expenses.

          (n)    Counterparts.    This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement electronically (including portable document format (.pdf)) or by facsimile shall be as effective as delivery of a manually executed counterpart of this Agreement.

[Remainder of Page Intentionally Left Blank]

        IN WITNESS WHEREOF, the undersigned have executed and caused to be effective this Agreement as of the date first above written.

WESTROCK COMPANY		STOCKHOLDER
By:		By:
	Name:	Name:
Title:
Shares owned of record or beneficially as of the date hereof:
Shares owned of record
Shares owned beneficially

 EXHIBIT B-1

FORM OF AMENDED AND RESTATED CERTIFICATE OF

INCORPORATION

OF

KAPSTONE PAPER AND PACKAGING CORPORATION

        FIRST:    The name of the corporation (hereinafter called the "Corporation") is KapStone Paper and Packaging Corporation.

        SECOND:    The address of the registered office of the Corporation in the State of Delaware is Corporation Service Company, 251 Little Falls Drive, Wilmington County of New Castle, Delaware, 19808, and the name of the registered agent of the Corporation in the State of Delaware at such address is Corporation Service Company.

        THIRD:    The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

        FOURTH:    The aggregate number of shares which the Corporation shall have authority to issue is 1,000 shares of Common Stock, par value $0.0001 per share.

        FIFTH:    In furtherance and not in limitation of the powers conferred upon it by law, the Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.

        SIXTH:    Subject to the last sentence of Article EIGHTH, the Corporation reserves the right to amend, alter, change or repeal any provisions contained in this Certificate of Incorporation in the manner now or hereafter prescribed by statute, and this Certificate of Incorporation, and all rights conferred upon stockholders and directors herein, are granted subject to this reservation.

        SEVENTH:    To the fullest extent permitted by the General Corporation Law of the State of Delaware as it now exists and as it may hereafter be amended, no director or officer of the Corporation shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director or officer; provided, however, that nothing contained in this Article EIGHTH shall eliminate or limit the liability of a director or officer (i) for any breach of the director's or officer's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the General Corporation Law of the State of Delaware or (iv) for any transaction from which the director or officer derived an improper personal benefit. No amendment to or repeal of this Article EIGHTH shall apply to or have any effect on the liability or alleged liability of any director or officer of the Corporation for or with respect to any acts or omissions of such director or officer occurring prior to such amendment or repeal.

        EIGHTH:    The Corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said Section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said Section. Such indemnification shall be mandatory and not discretionary. The indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. Any repeal or modification of this Article NINTH shall not adversely affect any right to indemnification of any persons existing at the time of such repeal or modification with respect to any matter occurring prior to such repeal or modification.

        The Corporation shall to the fullest extent permitted by the General Corporation Law of the State of Delaware advance all costs and expenses (including without limitation, attorneys' fees and expenses) incurred by any director or officer within 15 days of the presentation of same to the Corporation, with respect to any one or more actions, suits or proceedings, whether civil, criminal, administrative or investigative, so long as the Corporation receives from the director or officer an unsecured undertaking to repay such expenses if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Corporation under the General Corporation Law of the State of Delaware. Such obligation to advance costs and expenses shall be mandatory, and not discretionary, and shall include, without limitation, costs and expenses incurred in asserting affirmative defenses, counterclaims and cross claims. Such undertaking to repay may, if first requested in writing by the applicable director or officer, be on behalf of (rather than by) such director or officer, provided that in such case the Corporation shall have the right to approve the party making such undertaking.

        NINTH:    Unless and except to the extent that the Bylaws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

 EXHIBIT B-2

FORM OF AMENDED AND RESTATED BYLAWS OF

KAPSTONE PAPER AND PACKAGING CORPORATION

ARTICLE I
STOCKHOLDERS

        SECTION 1.01.    Place of Meetings.     All meetings of stockholders shall be held at such place within or without the State of Delaware as may be designated from time to time by the Board of Directors, the Chairman of the Board (if any), the President or the Secretary.

        SECTION 1.02.    Annual Meeting.     The annual meeting of stockholders for the election of directors and for the transaction of such other business as may properly be brought before the meeting shall be held on a date to be fixed by the Board of Directors at the time and place to be fixed by the Board of Directors and stated in the notice of the meeting.

        SECTION 1.03.    Special Meetings.     Special meetings of stockholders may be called at any time by the Board of Directors, the Chairman of the Board (if any), the President or the Secretary or the holders of record of not less than 10% of all shares entitled to cast votes at the meeting, for any purpose or purposes prescribed in the notice of the meeting and shall be held at such place, on such date and at such time as the Board may fix. Business transacted at any special meeting of stockholders shall be confined to the purpose or purposes stated in the notice of meeting.

        SECTION 1.04.    Notice of Meetings.     Written notice of each meeting of stockholders, whether annual or special, shall be given not less than 10 nor more than 60 days before the date on which the meeting is to be held, to each stockholder entitled to vote at such meeting, except as otherwise provided herein or as required by the Certificate of Incorporation or applicable law. The notices of all meetings shall state the place, date and hour of the meeting. The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the corporation.

        SECTION 1.05.    Voting List.     The officer who has charge of the stock ledger of the corporation shall prepare, at least 10 days before each meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least 10 days prior to the meeting, at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time of the meeting, and may be inspected by any stockholder who is present. This list shall determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

        SECTION 1.06.    Quorum.     Except as otherwise provided by the Certificate of Incorporation, these Bylaws or applicable law, the holders of a majority of the shares of the capital stock of the corporation entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business. If a quorum shall fail to attend any meeting, the chairman of the meeting or the holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, may adjourn the meeting to another place, date or time.

        SECTION 1.07.    Adjournments.     Any meeting of stockholders may be adjourned to any other time and to any other place at which a meeting of stockholders may be held under these Bylaws by the chairman of the meeting or, in the absence of such person, by any officer entitled to preside at or to act as Secretary of such meeting, or by the holders of a majority of the shares of stock present or represented at the meeting and entitled to vote, although less than a quorum. When a meeting is adjourned to another place, date or time, written notice need not be given of the adjourned meeting if the place, date and time thereof are announced at the meeting at which the adjournment is taken; provided, however, that if the date of any adjourned meeting is more than 30 days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, written notice of the place, date, and time of the adjourned meeting shall be given in conformity herewith. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting.

        SECTION 1.08.    Voting and Proxies.     Each stockholder shall have one vote for each share of stock entitled to vote held of record by such stockholder and a proportionate vote for each fractional share so held, unless otherwise provided by applicable law or in the Certificate of Incorporation. Each stockholder of record entitled to vote at a meeting of stockholders may vote in person or may authorize any other person or persons to vote or act for such stockholder by written proxy executed by the stockholder or the stockholder's authorized agent or by a transmission permitted by applicable law and delivered to the Secretary of the corporation. No stockholder may authorize more than one proxy for the stockholder's shares. Any copy, facsimile transmission or other reliable reproduction of the writing or transmission created pursuant to this section may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile transmission or other reproduction shall be a complete reproduction of the entire original writing or transmission.

        SECTION 1.09.    Action at Meeting.     When a quorum is present at any meeting, any election shall be determined by a plurality of the votes cast by the stockholders entitled to vote at the election, and all other matters shall be determined by a majority of the votes cast affirmatively or negatively on the matter (or if there are two or more classes of stock entitled to vote as separate classes, then in the case of each such class, a majority of each such class present or represented and voting affirmatively or negatively on the matter shall decide such matter), except when a different vote is required by express provision of law, the Certificate of Incorporation or these Bylaws.

        All voting, including on the election of directors, but excepting where otherwise required by law or the Certificate of Incorporation, may be by a voice vote; provided, however, that upon demand therefor by a stockholder entitled to vote or such stockholder's proxy, a stock vote shall be taken. Every stock vote shall be taken by ballot, each of which shall state the name of the stockholder or proxy voting and such other information as may be required under the procedure established for the meeting. Every vote taken by ballot shall be counted by an inspector or inspectors appointed by the chairman of the meeting. The corporation may, and to the extent required by law or by the Certificate of Incorporation, shall, in advance of any meeting of stockholders, appoint one or more inspectors to act at the meeting and make a written report thereof. The corporation may designate one or more persons as an alternate inspector to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the person presiding at the meeting may, and to the extent required by law or by the Certificate of Incorporation, shall, appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of such inspector's duties, shall take and sign an oath to faithfully execute the duties of inspector with strict impartiality and according to the best of such inspector's ability.

        SECTION 1.10.    Stockholder Action Without Meeting.     Any action which may be taken at any annual or special meeting of stockholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the actions so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes which would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. All such consents shall be filed with the Secretary of the corporation and shall be maintained in the corporate records. Prompt notice of the taking of a corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

        An electronic transmission consenting to an action to be taken and transmitted by a stockholder, or by a proxy holder or other person authorized to act for a stockholder, shall be deemed to be written, signed and dated for the purpose of this Section 1.10, provided that such electronic transmission sets forth or is delivered with information from which the corporation can determine (i) that the electronic transmission was transmitted by the stockholder or by a person authorized to act for the stockholder and (ii) the date on which such stockholder or authorized person transmitted such electronic transmission. The date on which such electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the corporation by delivery to its principal place of business or an officer or agent of the corporation having custody of the books in which proceedings of meetings of stockholders are recorded.

        SECTION 1.11.    Meetings by Remote Communication.     If authorized by the Board of Directors, and subject to such guidelines and procedures as the Board may adopt, stockholders and proxy holders not physically present at a meeting of stockholders may, by means of remote communication, participate in the meeting and be deemed present in person and vote at the meeting, whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (i) the corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxy holder, (ii) the corporation shall implement reasonable measures to provide such stockholders and proxy holders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (iii) if any stockholder or proxy holder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the corporation.

ARTICLE II
BOARD OF DIRECTORS

        SECTION 2.01.    General Powers.     The business and affairs of the corporation shall be managed by or under the direction of a Board of Directors, who may exercise all of the powers of the corporation except as otherwise provided by law or by the Certificate of Incorporation. In the event of a vacancy in the Board of Directors, the remaining directors, except as otherwise provided by law or by the Certificate of Incorporation, may exercise the powers of the full Board until the vacancy is filled.

        SECTION 2.02.    Number and Term of Office.     The number of directors shall initially be two and, thereafter, shall be fixed from time to time by the stockholders or by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors at the time such resolution is presented to the Board for adoption. All directors shall hold office until the next annual meeting of stockholders and until their respective successors are elected, except in the case of the death, resignation or removal of any director.

        SECTION 2.03.    Vacancies and Newly Created Directorships.     Subject to the rights of the holders of any series of Preferred Stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification or other cause (other than removal from office by a vote of the stockholders) may be filled by a majority vote of the directors then in office, though less than a quorum, or by the sole remaining director, and directors so chosen shall hold office for a term expiring at the next annual meeting of stockholders. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

        SECTION 2.04.    Resignation.     Any director may resign by delivering notice in writing or by electronic transmission to the Chairman of the Board (if any), the President or the Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

        SECTION 2.05.    Removal.     Subject to the rights of the holders of any series of Preferred Stock then outstanding, any directors, or the entire Board of Directors, may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. Vacancies in the Board of Directors resulting from such removal may be filled by a majority of the directors then in office, though less than a quorum, by the sole remaining director, or by the stockholders at the next annual meeting or at a special meeting called in accordance with Section 1.3. Directors so chosen shall hold office until the next annual meeting of stockholders.

        SECTION 2.06.    Regular Meetings.     Regular meetings of the Board of Directors may be held without notice at such time and place, either within or without the State of Delaware, as shall be determined from time to time by the Board of Directors; provided that any director who is absent when such a determination is made shall be given notice of the determination. A regular meeting of the Board of Directors may be held without notice immediately after and at the same place as the annual meeting of stockholders.

        SECTION 2.07.    Special Meetings.     Special meetings of the Board of Directors may be called by the Chairman of the Board (if any), the President or two or more directors and may be held at any time and place, within or without the State of Delaware.

        SECTION 2.08.    Notice of Special Meetings.     Notice of any special meeting of directors shall be given to each director by the Secretary or by the officer or one of the directors calling the meeting. Notice shall be duly given to each director by whom it is not waived by (i) giving notice to such director in person or by telephone, electronic transmission or voice message system at least 24 hours in advance of the meeting, (ii) sending a facsimile to the director's last known facsimile number, or delivering written notice by hand, to the director's last known business or home address at least 24 hours in advance of the meeting, or (iii) mailing written notice to the director's last known business or home address at least three days in advance of the meeting. A notice or waiver of notice of a meeting of the Board of Directors need not specify the purposes of the meeting. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

        SECTION 2.09.    Participation in Meetings by Telephone Conference Calls or Other Methods of Communication.     Directors or any members of any committee designated by the directors may participate in a meeting of the Board of Directors or such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation by such means shall constitute presence in person at such meeting.

        SECTION 2.10.    Quorum.     A majority of the total number of authorized directors shall constitute a quorum at any meeting of the Board of Directors. In the absence of a quorum at any such meeting, a majority of the directors present may adjourn the meeting from time to time without further notice other than announcement at the meeting, until a quorum shall be present. Interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or at a meeting of a committee which authorizes a particular contract or transaction.

        SECTION 2.11.    Action at Meeting.     At any meeting of the Board of Directors at which a quorum is present, the vote of a majority of those present shall be sufficient to take any action, unless a different vote is specified by law, by the Certificate of Incorporation or by these Bylaws.

        SECTION 2.12.    Action by Written Consent.     Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee of the Board of Directors may be taken without a meeting if all members of the Board or committee, as the case may be, consent to the action in writing or by electronic transmission, and the writings or electronic transmissions are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall he in electronic form if the minutes are maintained in electronic form.

        SECTION 2.13.    Committees.     The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the corporation, with such lawfully delegated powers and duties as it therefor confers, to serve at the pleasure of the Board. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members of the committee present at any meeting and not disqualified from voting, whether or not such committee members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors and subject to the provisions of the Delaware General Corporation Law, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation and may authorize the seal of the corporation to be affixed to all papers which may require it. Each such committee shall keep minutes and make such reports as the Board of Directors may from time to time request. Except as the Board of Directors may otherwise determine, any committee may make rules for the conduct of its business, but unless otherwise provided by such rules, its business shall be conducted as nearly as possible in the same manner as is provided in these Bylaws for the Board of Directors.

        SECTION 2.14.    Compensation of Directors.     Directors may be paid such compensation for their services and such reimbursement for expenses of attendance at meetings as the Board of Directors may from time to time determine. No such payment shall preclude any director from serving the corporation or any of its parent or subsidiary corporations in any other capacity and receiving compensation for such service.

        SECTION 2.15.    Nomination of Director Candidates.     Subject to the rights of holders of any class or series of Preferred Stock then outstanding, nominations for the election of directors may be made by (i) the Board of Directors or a duly authorized committee thereof or (ii) any stockholder entitled to vote in the election of directors.

ARTICLE III
OFFICERS

        SECTION 3.01.    Enumeration.     The officers of the corporation shall be a President and a Secretary and may include a Chairman of the Board of Directors, one or more Vice Presidents and one or more Assistant Secretaries. The Board of Directors may appoint such other officers as it may deem appropriate.

        SECTION 3.02.    Election.     Officers shall be elected annually by the Board of Directors at its first meeting following the annual meeting of stockholders. Officers may be appointed by the Board of Directors at any other meeting.

        SECTION 3.03.    Qualification.     No officer need be a stockholder. Any two or more offices may be held by the same person.

        SECTION 3.04.    Tenure.     Except as otherwise provided by law, by the Certificate of Incorporation or by these Bylaws, each officer shall hold office until such officer's successor is elected and qualified, unless a different term is specified in the vote appointing such officer, or until such officer's earlier death, resignation or removal.

        SECTION 3.05.    Resignation and Removal.     Any officer may resign by delivering a written resignation to the corporation at its principal office or to the President or the Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event. Any officer elected by the Board of Directors may be removed at any time, with or without cause, by the Board of Directors.

        SECTION 3.06.    Chairman of the Board.     The Board of Directors may appoint a Chairman of the Board. If the Board of Directors appoints a Chairman of the Board, the Chairman shall perform such duties and possess such powers as are assigned to such officer by the Board of Directors. Unless otherwise provided by the Board of Directors, the Chairman shall preside at all meetings of the stockholders, and, if the Chairman is a director, at all meetings of the Board of Directors.

        SECTION 3.07.    President.     The President shall be the Chief Executive Officer of the corporation. The President shall, subject to the direction of the Board of Directors, have responsibility for the general management and control of the business and affairs of the corporation and shall perform all duties and have all powers which are commonly incident to the office of President and Chief Executive Officer or which are delegated to such officer by the Board of Directors. The President shall, in the absence of or because of the inability to act of the Chairman of the Board, perform all duties of the Chairman of the Board and preside at all meetings of the Board of Directors and of the stockholders. The President shall perform such other duties and shall have such other powers as the Board of Directors may from time to time prescribe. The President shall have power to sign stock certificates, contracts and other instruments of the corporation which are authorized and shall have general supervision and direction of all of the other officers, employees and agents of the corporation other than the Chairman of the Board of Directors.

        SECTION 3.08.    Vice Presidents.     Any Vice President shall perform such duties and possess such powers as the Board of Directors or the President may from time to time prescribe. In the event of the absence, inability or refusal to act of the President, the Vice President (or if there shall be more than one, the Vice Presidents in the order determined by the Board of Directors) shall perform the duties of the President and when so performing shall have all the powers of and be subject to all the restrictions upon the President. The Board of Directors may assign to any Vice President the title of Executive Vice President, Senior Vice President or any other title selected by the Board of Directors.

        SECTION 3.09.    Secretary and Assistant Secretaries.     The Secretary shall perform such duties and shall have such powers as the Board of Directors or the President may from time to time prescribe. In addition, the Secretary shall perform such duties and have such powers as are incident to the office of the Secretary, including, without limitation, the duty and power to give notices of all meetings of stockholders and special meetings of the Board of Directors, to sign stock certificates, to keep a record of the proceedings of all meetings of stockholders and the Board of Directors, to maintain a stock ledger and prepare lists of stockholders and their addresses as required, to be custodian of corporate records and the corporate seal and to affix and attest to the same on documents.

        Any Assistant Secretary shall perform such duties and possess such powers as the Board of Directors, the President or the Secretary may from time to time prescribe. In the event of the absence, inability or refusal to act of the Secretary, the Assistant Secretary (or if there shall be more than one, the Assistant Secretaries in the order determined by the Board of Directors) shall perform the duties and exercise the powers of the Secretary.

        In the absence of the Secretary or any Assistant Secretary at any meeting of stockholders or directors, the person presiding at the meeting shall designate a temporary secretary to keep a record of the meeting. If the Secretary position is vacant, any officer of the corporation may perform the duties and have the power of the Secretary until a Secretary has been elected or appointed.

        SECTION 3.10.    Salaries.     Officers of the corporation shall be entitled to such salaries, compensation or reimbursement as may be fixed or allowed from time to time by the Board of Directors.

        SECTION 3.11.    Delegation of Authority.     The Board of Directors may from time to time delegate the powers or duties of any officer to any other officers or agents, notwithstanding any provision hereof.

ARTICLE IV
CAPITAL STOCK

        SECTION 4.01.    Issuance of Stock.     Subject to the provisions of the Certificate of Incorporation, the whole or any part of any unissued balance of the authorized capital stock of the corporation or the whole or any part of any unissued balance of the authorized capital stock of the corporation held in its treasury may be issued, sold, transferred or otherwise disposed of by vote of the Board of Directors in such manner, for such consideration and on such terms as the Board of Directors may determine.

        SECTION 4.02.    Certificates of Stock.     Every holder of stock of the corporation shall be entitled to have a certificate, in such form as may be prescribed by law and by the Board of Directors, certifying the number and class of shares owned by such stockholder in the corporation. Each such certificate shall be signed by, or in the name of the corporation by, the Chairman or Vice Chairman (if any) of the Board of Directors, or the President, a Vice President (if any) and by the Secretary or an Assistant Secretary (if any) of the corporation. Any or all of the signatures on the certificate may be a facsimile.

        Each certificate for shares of stock which are subject to any restriction on transfer pursuant to the Certificate of Incorporation, these Bylaws, applicable securities laws or any agreement among any number of stockholders or among such holders and the corporation shall have conspicuously noted on the face or back of the certificate either the full text of the restriction or a statement of the existence of such restriction.

        SECTION 4.03.    Transfers.     Except as otherwise established by rules and regulations adopted by the Board of Directors, and subject to applicable law and the Certificate of Incorporation, shares of stock may be transferred on the books of the corporation by the surrender to the corporation or its transfer agent of the certificate representing such shares properly endorsed or accompanied by a written assignment or power of attorney properly executed, and with such proof of authority or authenticity of signature as the corporation or its transfer agent may reasonably require. Except as may be otherwise required by law, by the Certificate of Incorporation or by these Bylaws, the corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to vote with respect to such stock, regardless of any transfer, pledge or other disposition of such stock until the shares have been transferred on the books of the corporation in accordance with the requirements of these Bylaws.

        SECTION 4.04.    Lost, Stolen or Destroyed Certificates.     The corporation may issue a new certificate of stock in place of any previously issued certificate alleged to have been lost, stolen, or destroyed, upon such terms and conditions as the Board of Directors may prescribe, including the presentation of reasonable evidence of such loss, theft or destruction and the giving of such indemnity as the Board of Directors may require for the protection of the corporation or any transfer agent or registrar.

        SECTION 4.05.    Record Date.     The Board of Directors may fix in advance a record date for the determination of the stockholders entitled to notice of or to vote at any meeting of stockholders or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights in respect of any change, concession or exchange of stock, or for the purpose of any other lawful action. Such record date shall not precede the date on which the resolution fixing the record date is adopted and shall not be more than 60 nor less than 10 days before the date of such meeting, nor more than 60 days prior to any other action to which such record date relates.

        If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day before the day on which notice is given, or, if notice is waived, at the close of business on the day before the day on which the meeting is held. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent is expressed. The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating to such purpose.

        A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

ARTICLE V
GENERAL PROVISIONS

        SECTION 5.01.    Fiscal Year.     The fiscal year of the corporation shall be as fixed by the Board of Directors.

        SECTION 5.02.    Corporate Seal.     The corporate seal shall be in such form as shall be approved by the Board of Directors.

        SECTION 5.03.    Waiver of Notice.     Whenever any notice whatsoever is required to be given by law, by the Certificate of Incorporation or by these Bylaws, a waiver of such notice either in writing signed by the person entitled to such notice or such person's duly authorized attorney, or by electronic transmission or any other method permitted under the Delaware General Corporation Law, whether before, at or after the time stated in such waiver, or the appearance of such person or persons at such meeting in person or by proxy, shall be deemed equivalent to such notice. Neither the business nor the purpose of any meeting need be specified in such a waiver. Attendance at any meeting shall constitute waiver of notice except attendance for the sole purpose of objecting to the timeliness of notice.

        SECTION 5.04.    Actions with Respect to Securities of Other Corporations.     Except as the Board of Directors may otherwise designate, the President or any officer of the corporation shall have the power to vote and otherwise act on behalf of the corporation, in person, proxy or otherwise, and may waive notice of, and act as, or appoint any person or persons to act as, proxy or attorney-in-fact to this corporation (with or without power of substitution) at any meeting of stockholders (or with respect to any action of stockholders) of any other corporation or organization, the securities of which may be held by this corporation and otherwise to exercise any and all rights and powers which this corporation may possess by reason of this corporation's ownership of securities in such other corporation or other organization.

        SECTION 5.05.    Evidence of Authority.     A certificate by the Secretary, or an Assistant Secretary, or a temporary Secretary, as to any action taken by the stockholders, directors, a committee or any officer or representative of the corporation shall as to all persons who rely on the certificate in good faith be conclusive evidence of such action.

        SECTION 5.06.    Certificate of Incorporation.     All references in these Bylaws to the Certificate of Incorporation shall be deemed to refer to the Certificate of Incorporation of the corporation, as amended and in effect from time to time.

        SECTION 5.07.    Severability.     Any determination that any provision of these Bylaws is for any reason inapplicable, illegal or ineffective shall not affect or invalidate any other provision of these Bylaws.

        SECTION 5.08.    Pronouns.     All pronouns used in these Bylaws shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.

        SECTION 5.09.    Notices.     Except as otherwise specifically provided herein or required by law or by the Certificate of Incorporation, all notices required to be given to any stockholder, director, officer, employee or agent shall be in writing and may in every instance be effectively given by hand delivery to the recipient thereof, by depositing such notice in the mails, postage paid, or by sending such notice by commercial courier service, or by facsimile or other electronic transmission; provided that notice to stockholders by electronic transmission shall be given in the manner provided in Section 232 of the Delaware General Corporation Law. Any such notice shall be addressed to such stockholder, director, officer, employee or agent at such person's last known address as the same appears on the books of the corporation. The time when such notice shall be deemed to be given shall be the time such notice is received by such stockholder, director, officer, employee or agent, or by any person accepting such notice on behalf of such person, if delivered by hand, facsimile, other electronic transmission or commercial courier service, or the time such notice is dispatched, if delivered through the mail. Without limiting the manner by which notice otherwise may be given effectively, notice to any stockholder shall be deemed given: (a) if by facsimile, when directed to a number at which the stockholder has consented to receive notice; (b) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (c) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (i) such posting and (ii) the giving of such separate notice; (d) if by any other form of electronic transmission, when directed to the stockholder; and (e) if by mail, when deposited in the mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the corporation.

        SECTION 5.10.    Reliance Upon Books, Reports and Records.     Each director, each member of any committee designated by the Board of Directors, and each officer of the corporation shall, in the performance of such person's duties, be fully protected in relying in good faith upon the books of account or other records of the corporation, including reports made to the corporation by any of its officers, by an independent certified public accountant, or by an appraiser selected with reasonable care.

        SECTION 5.11.    Time Periods.     In applying any provision of these Bylaws which require that an act be done or not done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used, the day of the doing of the act shall be excluded, and the day of the event shall be included.

        SECTION 5.12.    Facsimile Signatures.     In addition to the provisions for use of facsimile signatures elsewhere specifically authorized in these Bylaws, facsimile signatures of any officer or officers of the corporation may be used whenever and as authorized by the Board of Directors or a committee thereof.

 ARTICLE VI
AMENDMENTS

        SECTION 6.01.    By the Board of Directors.     Except as is otherwise set forth in these Bylaws or in the Certificate of Incorporation, these Bylaws may be altered, amended or repealed or new Bylaws may be adopted by the affirmative vote of a majority of the directors present at any regular or special meeting of the Board of Directors at which a quorum is present.

        SECTION 6.02.    By the Stockholders.     Except as otherwise set forth in these Bylaws or in the Certificate of Incorporation, these Bylaws may be altered, amended or repealed or new Bylaws may be adopted by the affirmative vote of the holders of at least a majority of the voting power of all of the shares of capital stock of the corporation issued and outstanding and entitled to vote generally in any election of directors, voting together as a single class. Such vote may be held at any annual meeting of stockholders, or at any special meeting of stockholders; provided that notice of such alteration, amendment, repeal or adoption of new Bylaws shall have been stated in the notice of such special meeting.

ARTICLE VII
INDEMNIFICATION OF DIRECTORS AND OFFICERS

        SECTION 7.01.    Right to Indemnification.     Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative ("proceeding"), by reason of the fact that such person is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer of another corporation, or as a controlling person of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, shall be indemnified and held harmless by the corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended against all expenses, liability and loss reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of such person's heirs, executors and administrators: provided, however, that except as provided in Section 7.2, the corporation shall indemnify any such person seeking indemnity in connection with a proceeding (or part thereof) initiated by such person only if (a) such indemnification is expressly required to be made by law or by the Certificate of Incorporation, (b) the proceeding (or part thereof) was authorized by the Board of Directors of the corporation, (c) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the Delaware General Corporation Law, or (d) the proceeding (or part thereof) is brought to establish or enforce a right to indemnification or advancement under an indemnity agreement or any other statute or law or otherwise as required under Section 145 of the Delaware General Corporation Law. The rights hereunder shall be contract rights and shall include the right to be paid expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that the payment of such expenses incurred by a director or officer of the corporation in such person's capacity as a director or officer in advance of the final disposition of such proceeding, shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it should be determined by judicial decision that such director or officer is not entitled to be indemnified under this section or otherwise.

        SECTION 7.02.    Right of Claimant to Bring Suit.     If a claim under Section 7.1 is not paid in full by the corporation within 60 days after a written claim has been received by the corporation, or 20 days in the case of a claim for advancement of expenses, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, if such suit is not frivolous or brought in bad faith, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any, has been tendered to this corporation) that the claimant has not met the standards of conduct which make it permissible under the Delaware General Corporation Law for the corporation to indemnify the claimant for the amount claimed. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because the claimant has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct. In any suit brought by the corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the corporation shall be entitled to recover such expenses upon a judicial decision that the indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law.

        SECTION 7.03.    Indemnification of Employees and Agents.     The corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and to the advancement of related expenses, to any employee or agent of the corporation to the fullest extent of the provisions of this Article with respect to the indemnification of and advancement of expenses to directors and officers of the corporation.

        SECTION 7.04.    Non-Exclusivity of Rights.     The rights conferred on any person in this Article VII shall not be exclusive of any other right which such persons may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

        SECTION 7.05.    Indemnification Contracts.     The Board of Directors is authorized to enter into a contract with any director, officer, employee or agent of the corporation, or any person serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including employee benefit plans, providing for indemnification rights equivalent to or, if the Board of Directors so determines, greater than, those provided for in this Article VII.

        SECTION 7.06.    Insurance.     The corporation may maintain insurance to the extent reasonably available, at its expense, to protect itself and any such director, officer, employee or agent of the corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

        SECTION 7.07.    Effect of Amendment.     Any amendment, repeal or modification of any provision of this Article VII shall not adversely affect any right or protection of an indemnitee or successor thereto in respect of any act or omission occurring prior to such amendment, repeal or modification.

 EXHIBIT C

        The Company Options and Company Restricted Stock Unit Awards that are outstanding as of the date of this Agreement, other than any such award held by a non-employee member of the Company Board, will be amended to provide that if, following the Closing, the employment of a holder thereof is terminated by the Company or any of its Affiliates without Cause or the award holder resigns employment for Good Reason, such Company Options and Company Restricted Stock Unit Awards will immediately vest in full. Notwithstanding the foregoing, any Company Options or Company Restricted Stock Unit Awards held by a non-employee member of the Company Board will vest in full at Closing.

        For these purposes:

  •
  "Cause" means the occurrence of any of the following with respect to the holder: (i) conviction by a court of competent jurisdiction of a felony (other than a traffic violation); (ii) refusal or failure to perform duties where such failure or refusal is materially detrimental to the business or reputation of Holdco or any of its Subsidiaries, except during periods of physical or mental incapacity, and unless remedied within thirty (30) days after receipt of written notice thereof by Holdco or its applicable Subsidiary; or (iii) willful misconduct or gross negligence with respect to the holder's duties that is materially detrimental to the business or reputation of Holdco or any of its Subsidiaries, unless remedied within thirty (30) days after receipt of written notice thereof by Holdco or its applicable Subsidiary.

  •
  "Good Reason" means with respect to the holder: (i) only with respect to executive officers of the Company and its Affiliates and any other direct reports of the Company's Chief Executive Officer, material diminution in authority, duties or responsibilities (or authority, duties or responsibilities of the supervisor to whom such holder reports (which, for the avoidance of doubt, with respect to the Company's Chief Executive Officer, Chief Financial Officer and General Counsel includes the failure of such person to be appointed to such role with Holdco)); (ii) diminution in base salary or incentive compensation opportunities; (iii) the relocation of the holder's principal place of employment by more than fifty (50) miles (unless the new place of employment is closer to the holder's primary residence); or (iv) the material breach of any agreement between the Company or any of its Affiliates and the holder. Notwithstanding the foregoing, Good Reason shall not exist unless (A) the holder gives written notice to Holdco or its applicable Affiliate of his or her termination of employment within thirty (30) days after the occurrence of the circumstances constituting Good Reason, and Holdco and its Affiliates have failed within thirty (30) days after receipt of such notice to cure the circumstances constituting Good Reason, and (B) the holder's "separation from service" (within the meaning of Section 409A of the Code) occurs no later than the day that is thirty (30) days following the last day of the cure period (assuming no cure has occurred).